                                           REGISTRATION STATEMENT NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    Form S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                              MS ACQUISITION CORP.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             3465                            13-3799803
 (State or other jurisdiction of      (Primary Standard Industrial     (I.R.S. Employer Identification
  incorporation or organization)      Classification Code Number)                  Number)

                      ------------------------------------
                              1, RUE THOMAS EDISON
                              QUARTIER DES CHENES
                         78056 ST. QUENTIN EN YVELINES
                                     FRANCE
                               (33-1) 39.41.20.00
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                      ------------------------------------
                             AETNA INDUSTRIES, INC.
                             24331 SHERWOOD AVENUE
                                 P.O. BOX 3067
                        CENTERLINE, MICHIGAN 48015-0067
                                 UNITED STATES
                                 (810) 759-2200
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ------------------------------------

                                              Copies to:
             ROBERT C. TREUHOLD, ESQ.                            RICHARD A. POLLACK, ESQ.
                SHEARMAN & STERLING                                 SULLIVAN & CROMWELL
          114, AVENUE DES CHAMPS ELYSEES                             125 BROAD STREET
                    75008 PARIS                                  NEW YORK, NEW YORK 10004
                      FRANCE                                           UNITED STATES

                      ------------------------------------

    Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------.

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
------.

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]
------.

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [ ]
                      ------------------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM       PROPOSED MAXIMUM
     TITLE OF EACH CLASS           AMOUNT TO BE         OFFERING PRICE           AGGREGATE           AMOUNT OF
OF SECURITIES TO BE REGISTERED    REGISTERED (1)        PER SHARE (2)          OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value                                 $                 $92,000,000           $27,140
------------------------------------------------------------------------------------------------------------------

(1)  Includes        shares of Common Stock that the Underwriters have the
option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.
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

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED         , 1998

                                           Shares

                              MS ACQUISITION CORP.

                                  Common Stock
                                ($.01 par value)
                               ------------------
 All the shares of common stock, par value $.01 per share (the "Common Stock"), of MS Acquisition Corp. (together with its consolidated subsidiaries, the "Company") offered hereby are being sold by the Company (the "Offering"). Of the
          newly issued shares of Common Stock offered hereby, all         are
       being offered initially by the Underwriters in the United States.
Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $
and $        per share. This range is provided for information purposes only and will have no bearing on the final offering price. For information relating to the factors considered in determining the initial public offering price to the public, see "Underwriting".
Application will be made to list the Common Stock on the New York Stock Exchange
 ("NYSE") under the symbol         . The Common Stock will not be listed on any
           other securities exchange in connection with the Offering.
In April 1998, MS Acquisition Corp. entered into a stock purchase agreement (the "Stock Purchase Agreement") with Societe Financiere d'Etude et de Developpement
  Industriel et Technologique S.A., a French societe anonyme ("Sofedit"), (the "Combination"). Pursuant to the terms of the Stock Purchase Agreement, Sofedit's former stockholders transferred the outstanding capital stock of Sofedit to MS Acquisition Corp. in exchange for, among other items of consideration, million shares of Common Stock of the Company. The Combination of Sofedit and MS
 Acquisition Corp. has been accounted for as a reverse acquisition because the former owners of Sofedit owned approximately 75% of the fully diluted outstanding Common Stock of the Company immediately following the Combination. For accounting purposes, Sofedit is considered to be the acquiror of, and the predecessor to, the Company. In August 1998, the Company plans to change its
name from MS Acquisition Corp. to         . See "The Company -- The Combination"
           and "Principal Stockholders -- Stock Purchase Agreement".

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
   AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 12
                                    HEREIN.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                          UNDERWRITING
                                                     PRICE               DISCOUNTS AND            PROCEEDS TO
                                                   TO PUBLIC             COMMISSIONS(1)          THE COMPANY(2)
                                                   ---------             --------------          --------------
Per Share...................................           $                       $                       $
Total(3)....................................           $                       $                       $

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2)  Before deduction of expenses payable by the Company estimated at $        .
(3) The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to a maximum of additional shares of Common Stock to cover over-allotments of shares (the "Over-Allotment Option"). If such option is exercised in full,
     the total Price to Public will be $          , Underwriting Discounts and
     Commissions will be $          , and Proceeds to the Company will be
     $        . See "Underwriting".

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about         , 1998, against payment in
immediately available funds.

CREDIT SUISSE FIRST BOSTON                              BEAR, STEARNS & CO. INC.

                        Prospectus dated         , 1998

         PHOTO(S) AND GRAPHIC(S) FOR INSIDE FRONT COVER -- NO CAPTIONS

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT RELATED TO HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF THE COMPANY'S MANAGEMENT AS WELL AS ON ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY AT THE TIME SUCH STATEMENTS WERE MADE. WHEN USED IN THIS PROSPECTUS, THE WORDS "ANTICIPATE", "BELIEVE", "ESTIMATE", "EXPECT", "INTENDS" AND SIMILAR EXPRESSIONS, AS THEY RELATE TO THE COMPANY OR ITS SUBSIDIARIES ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. FURTHER, CERTAIN FORWARD-LOOKING STATEMENTS ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW, THE MATTERS SET FORTH IN THIS PROSPECTUS GENERALLY AND CERTAIN ECONOMIC AND BUSINESS FACTORS, SOME OF WHICH MAY BE BEYOND THE CONTROL OF THE COMPANY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS", "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS". THE COMPANY CAUTIONS THE READER, HOWEVER, THAT THIS LIST OF FACTORS MAY NOT BE EXHAUSTIVE, PARTICULARLY WITH RESPECT TO FUTURE FILINGS WITH THE COMMISSION. IN ANALYZING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, ALONG WITH THE OTHER MATTERS REFERRED TO HEREIN, THE RISK FACTORS DESCRIBED WITHIN THIS PROSPECTUS.
                            ------------------------

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT-COVERING TRANSACTIONS, PENALTY BIDS AND PASSIVE MARKET MAKING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".
                            ------------------------

                     PRESENTATION OF FINANCIAL INFORMATION

     In this Prospectus, references to "francs" or "FF" are to French francs and references to "$" and "U.S. dollars" are to United States dollars. The Company publishes its financial statements in U.S. dollars. The functional currency of the Company's foreign subsidiaries is the applicable local currency. The assets and liabilities of foreign subsidiaries have been translated into U.S. dollars at the end of period rate of exchange, and their income statements and cash flow statements are converted at the average rate of exchange for the relative period. The resulting translation adjustment is included in shareholders' equity as "cumulative translation adjustment". Sofedit, as the predecessor to the Company, publishes its financial statements in French francs. For the purposes of this Prospectus, Sofedit's consolidated balance sheet has been translated into U.S. dollars using the end of period rate of exchange applicable for each period and Sofedit's consolidated statement of operations have been translated into U.S. dollars using the average exchange rate for each period. For information regarding the end of period rate and the average rate of exchange between the French franc and the U.S. dollar for 1993, 1994, 1995, 1996, 1997 and the first six months of 1997 and 1998, see "Exchange Rate Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Exchange Rates".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements appearing elsewhere in this Prospectus. In August 1998, the Company plans to change its name from MS
Acquisition Corp. to         . In this Prospectus, MS Acquisition Corp. is
referred to as the "Company" from April 1, 1998, the effective date of the Combination for accounting purposes. The consolidated financial statements of the Company from April 1, 1998, reflect the consolidated results of Sofedit and MS Acquisition. The term "MS Acquisition" refers to MS Acquisition Corp. and its consolidated subsidiaries prior to April 1, 1998. The term "Sofedit" refers to Societe Financiere d'Etude et de Developpement Industriel et Technologique S.A. and its consolidated subsidiaries. The term "Aetna" refers to Aetna Industries, Inc. and its consolidated subsidiaries. The term "Aetna Holdings" refers to Aetna Holdings, Inc., the direct parent company of Aetna and wholly-owned subsidiary of the Company. Unless otherwise indicated, (i) the information in this Prospectus assumes that the Underwriters' Over-Allotment Option is not exercised and (ii) amounts stated in U.S. dollars are reported in compliance with U.S. GAAP.

                                  THE COMPANY

     The Company is a leading full-service supplier of highly engineered metal-formed components, complex modules and mechanical assemblies for automotive original equipment manufacturers ("OEMs") in Europe and North America. The Company believes it produces one of the broadest ranges of automotive stampings and other metal-formed products of any OEM supplier within these markets. The Company's products are manufactured through a variety of processes including complex stamping, high-pressure hydroforming and, beginning in 1999, hot stamping. The Company's products include: (i) structural components and modules for chassis, suspension, floor pan and engine cradle systems; (ii) large exterior door and body panel modules; (iii) mechanical assemblies such as pedal systems and door check mechanisms; and (iv) other complex components such as stamped pulleys and crankshaft pulley dampers. The Company's products are used by most of the major automotive OEMs worldwide, such as: Chrysler, General Motors Corporation including Opel, Vauxhall, and Saab ("GM"), Jaguar, Mercedes-Benz, Mitsubishi, Peugeot-Citroen, Porsche, Renault, Toyota, Volkswagen, including Audi, SEAT and SKODA ("Volkswagen"), and Volvo. On a pro forma basis, the Company's net sales for 1997 and the first six months of 1998 were $693.6 million and $375.3 million, respectively.

     The Company's international presence is the result of the April 1998 combination of Sofedit and Aetna, two leading stamping and metal-forming companies in Europe and North America, respectively. Today, the Company produces over 100 types of products for 60 models on 40 platforms from 23 plants in Europe and North America. The Company believes that the component supply segment of the automotive supply industry is highly fragmented but undergoing significant consolidation. This consolidation is being driven by OEM requirements for increased global sourcing for global platforms, and increased outsourcing of design and production. As a result of the Combination, the Company believes it is uniquely positioned to capitalize on these trends.

     The Company has a significant international presence with approximately 70% and 30% of its pro forma 1997 net sales generated from sales to customers in Europe and North America, respectively. The Company believes it is well-positioned on top-selling vehicles in Europe and North America. For example, the Company currently supplies products used on seven of the 10 top-selling vehicles in Europe, including the Renault Twingo, Megane and Clio, the Opel Astra and Vectra, and the Volkswagen Golf and Polo. The Company also supplies products used on such top-selling vehicles in North America as the Chrysler Jeep Cherokee, Jeep Grand Cherokee and Jeep Wrangler, Chrysler Cirrus/Dodge Stratus, Buick Riviera/Oldsmobile Aurora, Chevrolet Astro/GMC Safari, Pontiac Bonneville, Buick Park Avenue, Chevrolet Cavalier and Saturn LS. Approximately 78.5% of the Company's 1997 pro forma North American net sales were derived from the higher-growth light truck segment.

     The Company has a substantial number of new products for car and light truck platforms in the early stages of production, including platforms for Chrysler (two), GM (one), and CAMI (one) in North America and products for new vehicles for Renault (six), for Peugeot-Citroen (five) and one for each of Volkswagen,

Mercedes-Benz, Mitsubishi, GM, Toyota and Volvo in Europe. In connection with the introduction of these new products, the Company made significant investments and incurred significant launch and other costs. The Company believes that it is now well-positioned to realize the benefits of these investments as they reach full production.

COMPETITIVE STRENGTHS

     The Company believes it possesses the following distinct competitive strengths: (i) international presence; (ii) strong relationships with a diversified customer base; (iii) full-service technical, design and engineering capabilities; (iv) a highly motivated and experienced management team; and (v) a proven ability to identify and successfully manage acquisitions. The Company intends to capitalize on these competitive strengths to continue to generate consistent revenue growth and increased profitability in the future.

     International Presence. With 23 plants in Europe and North America, the Company believes it is one of a limited group of high-quality, full-service automotive suppliers able to provide significant volumes of stampings and mechanical assemblies on an international basis. The majority of the Company's facilities are strategically located near OEM production facilities. The Company also believes that its international approach has resulted in recent awards of new business from existing customers, including GM's Opel unit in Poland and Renault in Brazil, as well as awards of business from new customers such as BMW/Rover, CAMI, and Mitsubishi North America.

     Strong Relationships with a Diversified Customer Base. The Company's full-service capabilities have enabled it to become a leading supplier to nearly all of the world's major automotive OEMs, including Chrysler, GM, Jaguar, Mercedes-Benz, Mitsubishi, Peugeot-Citroen, Porsche, Renault, Toyota, Volkswagen and Volvo. Many of these major OEMs have become customers of the Company in the last five years, which has contributed to significant sales growth. During this period, the Company has solidified long-term relationships with Chrysler, GM, Peugeot-Citroen and Renault, each of which accounted for more than 7% of the Company's pro forma 1997 net sales, although no single customer accounted for more than 25% of the Company's pro forma 1997 net sales.

     Full-Service Technical, Design and Engineering Capabilities. The Company believes it is one of a few automotive suppliers in Europe and North America capable of meeting OEMs' demands for greater outsourcing of stampings and mechanical assemblies at the earliest stages of product design as well as continuous production stages. Supporting the Company's full-service capabilities are its computer-aided design systems, prototype plants, hydroforming expertise and large-bed presses, augmented by the efficiency of increasingly automated production lines. These full-service capabilities enable the Company to pursue its strategy of leveraging design and engineering skills to secure supply relationships for complex products which are typically higher value-added. The Company considers hydroforming to be an important technology and believes that applications for hydroforming are increasing, as illustrated by Volvo's recent selection of the Company to provide a hydroformed cross-member assembly for the Volvo S80 model.

     Highly Motivated and Experienced Management Team. The Company believes its management and employees are highly motivated to meet corporate objectives due to performance related incentive plans and the Company's decentralized management style. The Company believes its decentralized approach to decision making encourages employee participation in refining and improving production processes and product quality. The Company's incentive plans for management employees include discretionary annual bonuses and stock option plans based on their ability to meet certain defined financial and quality performance criteria. Moreover, members of the Company's senior management have an average of approximately 17 years of experience in the automotive industry. In addition, following the consummation of the Offering, the Company's senior management will
beneficially own approximately         % of the outstanding Common Stock. See
"Management".

     Proven Ability to Identify and Successfully Manage Acquisitions. Since 1989, the Company's management has completed seven acquisitions and two strategic alliances. The Company's strategy has been to identify underperforming companies with potential for operating improvements. In such acquisitions, the Company has been able to apply its management expertise to increase efficiency and to improve quality. For example, the Company's management team was able to improve dramatically productivity and manufacturing efficiencies at the Lebranchu facility (the Company's largest facility in Europe, which was acquired in 1994) by approximately 57%, from 1995 to 1997, while net sales from the Lebranchu facility operations increased by approximately 39% for the same period.

BUSINESS STRATEGY

     The Company's business strategy is designed to foster growth, improve manufacturing efficiency, reduce costs and increase productivity, thereby improving profitability. Key elements of this business strategy include: (i) leveraging and expanding its international presence to exploit future opportunities; (ii) capitalizing on technical design and engineering capabilities; (iii) exploiting new technologies such as high-pressure hydroforming; (iv) achieving continuous quality improvements and enhancing manufacturing efficiencies; and (v) pursuing strategic acquisitions.

                      ------------------------------------

     The Company's principal executive offices and European headquarters are located at 1, rue Thomas Edison, Quartier des Chenes-B.P. 605, 78056 St. Quentin en Yvelines Cedex, France and its telephone number is (33-1) 39-41-20-00. The Company's North American headquarters are located at 24331 Sherwood Avenue, Centerline, Michigan, United States of America and its telephone number is (810) 759-2200.

                                  THE OFFERING

Common Stock offered hereby(1)..............  shares of Common Stock.
Common Stock to be outstanding after the
  Offering(1)(2)(3).........................  shares of Common Stock.
Use of Proceeds(1)..........................  The net proceeds of the Offering (estimated to be
                                              approximately $          million) will be used primarily
                                              to repay outstanding indebtedness.
                                              See "Use of Proceeds".
NYSE Symbol.................................  .

---------------

(1) Assumes no exercise of the Underwriters' Over-Allotment Option. See "Underwriting".

(2) Does not include (i)        shares of Common Stock reserved for issuance
    upon the exercise of stock options outstanding under the Stock Option Plan;
    and (ii) an additional        shares of Common Stock reserved for future
    grants or awards under the Company's 1998 Equity Incentive Plan. See "Management -- 1998 Equity Incentive Plan".

(3) Assumes the conversion of all of the issued shares of Preferred Stock of the Company into fully paid Common Stock. See "Description of Capital Stock -- Preferred Stock."

           SUMMARY UNAUDITED PRO FORMA AND HISTORICAL FINANCIAL DATA

     The following summary historical financial information is derived from the consolidated historical financial statements of the Company and Sofedit, as predecessor, and the notes thereto and the consolidated financial statements of MS Acquisition and the notes thereto, all included elsewhere in this Prospectus (the "Consolidated Financial Statements"). The unaudited pro forma combined condensed financial information is derived from the unaudited pro forma combined condensed financial data of the Company included elsewhere in this Prospectus (the "Unaudited Pro Forma Financial Data"). The historical Consolidated Financial Statements of the Company and Sofedit, as predecessor for each year in the three years ended December 31, 1997 were audited by Barbier Frinault & Autres (a member firm of Arthur Andersen). The historical Consolidated Financial Statements of MS Acquisition for each year in the three years ended December 31, 1995, December 28, 1996 and December 29, 1997 were audited by PricewaterhouseCoopers LLP. The historical and pro forma financial information of the Company for the six month periods ended June 30, 1997 and 1998 and the historical financial information of MS Acquisition for the three month periods ended March 30, 1997 and March 29, 1998 is unaudited, but in the opinion of management reflects all adjustments necessary for a fair presentation of such information. The Combination is accounted for as a reverse acquisition because the former shareholders of Sofedit owned approximately 75% of the fully diluted outstanding Common Stock of the Company immediately following the Combination. For accounting purposes, Sofedit is considered to be the acquiror of, and the predecessor to, the Company. The unaudited pro forma statement of operations data for the year ended December 31, 1997 give pro forma effect to: (i) the Combination; (ii) the Offering and the application of proceeds thereof; and
(iii) the conversion of Preferred Stock into Common Stock, as if these events had occurred on January 1, 1997. The unaudited pro forma statement of operations data for the six months ended June 30, 1997 and 1998 give pro forma effect to:
(i) the Combination; (ii) the Offering and the application of proceeds thereof; and (iii) the conversion of Preferred Stock into Common Stock, as if these events had occurred on January 1, 1997 and 1998, respectively. The unaudited pro forma consolidated balance sheet data as of June 30, 1998 gives effect to: (i) the Offering and the application of the proceeds thereof; and (ii) the conversion of the Preferred Stock into Common Stock. The unaudited historical statement of operations data of the Company for the six months ended June 30, 1998 represents the historical results of Sofedit, as predecessor, and, from April 1, 1998, the effective date of the Combination for accounting purposes, the consolidated results of MS Acquisition and Sofedit. The information provided below should be read in conjunction with the Consolidated Financial Statements and the Unaudited Pro Forma Financial Data.

      UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA OF THE COMPANY

                                                                PRO FORMA        PRO FORMA
                                                                ----------    ----------------
                                                                YEAR ENDED    SIX MONTHS ENDED
                                                                 DEC. 31,         JUNE 30,
                                                                ----------    ----------------
                                                                   1997        1997      1998
                                                                ----------    ------    ------
                                                                  (U.S. DOLLARS IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)(2)(3)
Net sales...................................................      $693.6      $359.4    $375.3
Gross profit................................................        82.2        48.4      44.2
Selling, general and administrative expenses................        42.9        21.4      22.2
Research and development expenses...........................         7.4         4.1       4.2
Other (income) expense(4)...................................         7.6         2.8       2.2
                                                                  ------      ------    ------
Operating income............................................        24.3        20.1      15.6
Net interest expense........................................        19.0        10.2      10.3
                                                                  ------      ------    ------
Income before taxes.........................................         5.3         9.9       5.3
Income before discontinued operations.......................         4.3         6.7       3.2
Earnings per share before discontinued operations...........
OTHER DATA:(1)(2)(3)
EBITDA(5)...................................................      $ 61.1      $ 40.8    $ 33.7
Capital expenditures........................................        27.7        14.1      22.2
Depreciation and amortization...............................        36.8        20.7      18.1

                                                                  PRO FORMA
                                                                JUNE 30, 1998
                                                                -------------
CONSOLIDATED BALANCE SHEET DATA (AT END OF
  PERIOD):(2)(3)(6)(7)
Cash........................................................       $
Working capital(8)..........................................
Total assets................................................
Total debt..................................................
Stockholders' equity........................................

---------------

(1) The unaudited pro forma Consolidated Statement of Operations Data and Other Data for the year ended December 31, 1997 give pro forma effect to: (i) the Combination; (ii) the Offering and the application of proceeds thereof; and
    (iii) the conversion of Preferred Stock into Common Stock, as if these events had occurred on January 1, 1997. The unaudited pro forma Consolidated Statement of Operations Data and Other Data for the six months ended June 30, 1997 and June 30, 1998 give pro forma effect to: (i) the Combination;
    (ii) the Offering and the application of proceeds thereof; and (iii) the conversion of Preferred Stock into Common Stock, as if these events had occurred on January 1, 1997 and January 1, 1998, respectively.

(2) The pro forma financial data do not reflect any cost savings expected to result from the Combination.

(3) The unaudited pro forma Consolidated Statement of Operations Data and Other Data were translated from French francs using the average FF/$1.00 exchange rate for the respective year or six month period (FF5.85 per $1.00 for the year ended December 31, 1997, FF5.72 per $1.00 for the six months ended June 30, 1997 and FF6.08 per $1.00 for the six months ended June 30, 1998). Consolidated Balance Sheet Data were translated using the period end FF/$1.00 exchange rate for the applicable six month period (FF6.05 per $1.00 for June, 30, 1998). See "Exchange Rate Information".

(4) In the year ended December 31, 1997, other expense includes: (i) a $2.6 million loss on the sale of a non-core subsidiary; and (ii) $2.5 million of restructuring costs related to the rationalization of certain of the Company's prototype facilities. In the six months ended June 30, 1997, other expense includes a $1.3 million initial accrual for a loss on the sale of a non-core subsidiary.

(5) EBITDA is defined as income before the effect of changes in accounting, plus interest, income taxes, depreciation and amortization. Operating income EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability.

(6) The unaudited pro forma Consolidated Balance Sheet Data as of June 30, 1998 gives pro forma effect to: (i) the Offering and the application of proceeds thereof; and (ii) the conversion of Preferred Stock into Common Stock.

(7) The pro forma Consolidated Balance Sheet Data is to be determined based upon the amount of debt repaid from the proceeds of the Offering. See "Use of Proceeds."

(8) Working capital is defined as current assets (including cash) minus current liabilities. At June 30, 1998, the Company had sold receivables amounting to $55.5 million under its accounts receivable program. Such receivables are excluded from working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition".

         SUMMARY HISTORICAL FINANCIAL DATA FOR SOFEDIT AND THE COMPANY

                                                            SOFEDIT                     THE COMPANY
                                           -----------------------------------------   --------------
                                                                      HISTORICAL SIX   HISTORICAL SIX
                                             YEAR ENDED DEC. 31,          MONTHS           MONTHS
                                           ------------------------   ENDED JUNE 30,   ENDED JUNE 30,
                                            1995     1996     1997         1997             1998
                                           ------   ------   ------   --------------   --------------
                                                           (U.S. DOLLARS IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:(1)(2)
Net sales...............................   $464.9   $484.7   $487.9       $255.6           $322.3
Gross profit............................     67.6     60.1     58.5         34.7             36.3
Selling, general and administrative
  expenses..............................     28.4     29.2     26.1         14.0             18.2
Research and development expenses.......      4.4      7.6      7.4          4.1              4.2
Other (income) expense(3)...............      2.1     (0.6)     6.1          2.1              1.6
                                           ------   ------   ------       ------           ------
Operating income........................     32.7     23.9     18.9         14.5             12.3
Net interest expense....................     15.3     12.9      9.7          5.4              9.0
                                           ------   ------   ------       ------           ------
Income before taxes.....................     17.4     11.0      9.2          9.1              3.3
Income before discontinued operations...     16.0     11.4      7.2          6.7              1.9
Net income..............................   $ 12.8   $  7.4   $  4.7       $  5.3           $  0.4
OTHER DATA:(1)(2)(3)
EBITDA(4)...............................   $ 59.3   $ 48.8   $ 46.5       $ 29.4           $ 28.1
Capital expenditures....................     28.6     33.2     15.1          7.9             18.9
Depreciation and amortization...........     26.6     24.9     27.6         14.9             15.8
CONSOLIDATED BALANCE SHEET DATA (AT END
  OF PERIOD):(1)(2)
Cash....................................       --   $ 11.3   $ 11.6           --           $ 22.9
Working capital(5)......................       --     19.0      8.5           --              3.0
Total assets............................       --    408.5    361.9           --            575.9
Total debt..............................       --    140.1    115.2           --            278.0
Stockholders' equity....................       --     62.4     65.3           --             (5.2)

         SUMMARY HISTORICAL FINANCIAL DATA FOR SOFEDIT AND THE COMPANY

                                                                    YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                               1995          1996          1997
                                                            -----------   -----------   -----------
                                                            (FRENCH FRANCS IN MILLIONS; U.S. GAAP)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(5)
Net sales................................................    FF2,320.0     FF2,479.3     FF2,848.1
Gross profit.............................................        337.5         307.4         341.4
Selling, general and administrative expenses.............        141.8         149.5         152.4
Research and development expenses........................         21.8          38.9          43.2
Other (income) expense(3)................................         10.4          (3.2)         35.6
                                                             ---------     ---------     ---------
Operating income.........................................        163.6         122.1         110.2
Net interest expense.....................................         76.8          65.8          56.6
                                                             ---------     ---------     ---------
Income before taxes......................................         86.8          56.3          53.6
Income before discontinued operations....................         79.7          58.1          42.1
Net income...............................................    FF   64.0     FF   37.6     FF   27.6
OTHER DATA:(1)(6)
EBITDA(4)................................................     FF 296.3      FF 249.2      FF 270.8
Capital expenditures.....................................        142.7         170.0          87.9
Depreciation and amortization............................        132.7         127.1         160.6
CONSOLIDATED BALANCE SHEET DATA (AT END OF PERIOD):(1)(6)
Cash.....................................................           --     FF   59.4     FF   69.6
Working capital(5).......................................           --          98.8          51.5
Total assets.............................................           --       2,139.4       2,167.2
Total debt...............................................           --         733.7         689.8
Stockholders' equity.....................................           --         327.0         391.0

---------------

(1) Historical data for the six months ended June 30, 1997 are those of Sofedit, as predecessor of the Company. The historical data for the six months ended June 30, 1998 includes six months of results for Sofedit and the operations of MS Acquisition from April 1, 1998. Sofedit did not prepare a U.S. GAAP balance sheet as of December 31, 1995, or as of June 30, 1997.

(2) The Consolidated Statement of Operations Data and Other Data were translated from French francs using the average FF/$1.00 exchange rate for the respective year or six-month period (FF4.96 per $1.00 for the year ended December 31, 1995, FF5.12 per $1.00 for the year ended December 31, 1996, FF5.85 per $1.00 for the year ended December 31, 1997, FF5.72 per $1.00 for the six months ended June 30, 1997 and FF6.08 per $1.00 for the six months ended June 30, 1998). The Consolidated Balance Sheet Data were translated using the period end FF/$1.00 exchange rate for the respective year or six month period (FF 6.05 per $1.00 for June 30, 1998).

(3) In the year ended December 31, 1997, other expense includes: (i) a $2.6 million loss on the sale of a non-core subsidiary; and (ii) $2.5 million of restructuring costs related to the rationalization of certain of the Company's prototype facilities. In the six months ended June 30, 1997, other expense includes a $1.3 million initial accrual for a loss on the sale of a non-core subsidiary. In the year ended December 31, 1996, other expense includes a $1.5 million gain on the sale of certain assets. In the year ended December 31, 1995, other expense includes a $0.2 million gain on the sale of certain assets.

(4) EBITDA is defined as income before the effect of changes in accounting plus interest, income taxes, depreciation and amortization. Operating income EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability.

(5) Working capital is defined as current assets (including cash) minus current liabilities. At December 31, 1996, December 31, 1997 and at June 30, 1998, the Company had sold, under its accounts receivable program, receivables amounting to $70.1 million, $53.8 million and $55.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition".

(6) French franc data is provided for information purposes only in order to present the financial trends of Sofedit excluding currency translation effects.

              SUMMARY HISTORICAL FINANCIAL DATA FOR MS ACQUISITION

                                                           YEAR ENDED              THREE MONTHS ENDED
                                                 ------------------------------   ---------------------
                                                 DEC. 31,   DEC. 29,   DEC. 28,   MARCH 30,   MARCH 29,
                                                   1995       1996       1997       1997        1998
                                                 --------   --------   --------   ---------   ---------
                                                               (U.S. DOLLARS IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.....................................    $211.9     $211.5     $205.7     $ 55.1      $ 53.1
Gross profit..................................      28.4       30.5       24.4        8.1         8.1
Selling, general and administrative
  expenses(1).................................      12.6       14.9       16.8        3.6         4.3
Other (income) expense........................       0.8        0.8        0.8        0.2         0.2
                                                  ------     ------     ------     ------      ------
Operating income..............................      15.0       14.8        6.8        4.3         3.6
Net interest expense..........................       8.6        9.4       11.2        2.8         3.1
                                                  ------     ------     ------     ------      ------
Income (loss) before taxes....................       6.4        5.4       (4.4)       1.5         0.5
Income (loss) before preferred stock
  dividends(2)                                       4.6        2.3       (3.0)       0.9         0.4
Net income (loss).............................    $  4.6     $  1.8     $ (4.3)    $  0.6      $  0.0
OTHER DATA:
EBITDA(3).....................................    $ 21.6     $ 22.8     $ 16.7     $  6.1      $  5.5
Capital expenditures..........................      10.1        7.0       10.7        3.0         3.2
Depreciation and amortization.................       6.6        8.0        9.9        1.8         1.9
CONSOLIDATED BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash..........................................    $  0.3     $  4.0     $  0.0     $  0.0      $  0.3
Working capital (deficit)(4)..................      (3.0)       7.7        3.9        7.3         3.5
Total assets..................................     118.2      128.4      142.8      144.3       159.4
Total debt....................................      57.7       94.2      106.0       96.3       112.0
Stockholders' equity (deficit)................       5.0      (23.2)     (27.6)     (22.5)      (27.5)

---------------

(1) Included in selling, general and administrative expenses are management fees payable to former stockholders of $0.3 million and $0.2 million for 1995 and 1996, respectively. Such fees were eliminated in 1996. In addition, included in selling, general and administrative expenses for the year ended December 29, 1996 are $0.6 million of nonrecurring costs related to the 11 7/8% Senior Notes.

(2) In the third quarter of 1996, MS Acquisition incurred an extraordinary charge of $1.1 million relating to the early redemption of its subordinated debt.

(3) EBITDA is defined as income before the effect of changes in accounting, plus interest, income taxes, depreciation and amortization. Operating income EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability.

(4) Working capital is defined as current assets (including cash) minus current liabilities.

                                  RISK FACTORS

     In evaluating an investment in the Common Stock offered hereby, prospective investors should carefully consider the following risk factors, as well as the other information set forth elsewhere in this Prospectus.

OEM SUPPLIER INDUSTRY

     The OEM supplier market in which the Company competes is highly cyclical and depends on the overall strength of consumer demand for light trucks and passenger cars. There can be no assurance that the automotive industry, for which the Company supplies parts, will not experience downturns in the future. A decrease in overall consumer demand for light trucks or passengers cars or a general recession could have a material adverse effect on the Company.

DEPENDENCE ON KEY CUSTOMERS AND PRODUCTS

     The Company's primary customers are Renault, Chrysler, Peugeot-Citroen and GM, which accounted for 22.4%, 19.3%, 17.1% and 7.2%, respectively, of the Company's total 1997 pro forma net sales. Sales to OEMs are not made pursuant to long-term contractual arrangements but are competitively awarded for specific projects in the case of both platform and factory assist work. Strong customer relationships are critical to revenues generated from platform vehicle production, which are increasingly contingent on whether the Company is chosen by an OEM to participate in a platform development team. There can be no assurance that business from these OEMs will continue at comparable levels in the future or that European and North American OEMs will not experience setbacks in their operations, such as labor difficulties or unsuccessful vehicle models. In addition, a substantial portion of the Company's revenues in the United States is derived from products used on the Chrysler Jeep Grand Cherokee. The loss of Chrysler, GM, Renault or Peugeot-Citroen as customers, a significant reduction in business generated by one of these companies, or a decline in sales of the Chrysler Jeep Grand Cherokee, the Renault Twingo or the Peugeot-Citroen 806 could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend, in part, on the efforts of its executive officers and other key employees, including in particular Messrs. Francis Barge and Ueli Spring. The future success of the Company will also depend on, among other factors, the Company's ability to continue to attract and retain qualified personnel, particularly engineering personnel. Although the Company believes its relationships with its executive officers and key employees are good, the loss of the services of any of the Company's executive officers or other key employees or the failure to attract or retain employees could have a material adverse effect on the financial condition and results of operations of the Company. See "Management -- Executive Employment Agreements".

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     One of the Company's principal business strategies is to expand its core competencies through acquisitions of companies that the Company identifies as complementary to its existing businesses and capable of achieving satisfactory rates of return. The Company is usually engaged in various stages of evaluation of potential acquisition candidates. Any such acquisition would be paid for through available cash from the Company's operations, the incurrence of debt, the issuance of capital stock or a combination of such financing. If the Company determines that any one or more of these potential acquisitions or other transactions would meet its criteria and may be accomplished on appropriate terms, it expects to consummate them as quickly as possible. There can be no assurance that any of the discussions in which the Company is engaged will result in the completion of any acquisitions, that the Company will in the future succeed in identifying or acquiring appropriate companies on attractive terms or that the Company will be successful in integrating acquired companies or realizing the desired benefits of such acquisitions.

     There can be no assurance that the Company will realize the anticipated benefits of the Combination. In addition, there can be no assurance that the Company will not experience difficulties in integrating the operations and management systems of Aetna with those of Sofedit. The integration of Aetna and Sofedit will require the experience and expertise of certain key managers of Aetna and Sofedit who have been retained by the Company. There can be no assurance that the Aetna managers retained by the Company will remain with the Company for the time period necessary to integrate successfully the operations of Aetna with those of the Company.

LABOR ISSUES

     France recently implemented new legislation reducing the length of the legal work week from 39 to 35 hours a week. Given that the legislation was enacted on June 13, 1998, and will be effective as of January 1, 2000, the Company is at present unable to estimate the impact such legislation might have on the Company's labor expenses. The implementation of the French legislation could have a material impact on the financial condition and results of the operations of the Company.

     Each of the Company's primary customers in the United States, Chrysler and GM, has major contracts with the UAW. Because of North American OEMs' dependence on a single union, labor difficulties and work stoppages at North American OEMs' facilities may have an adverse impact on the Company. The recent strike at GM had an effect on the Company's North American operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Recent GM Strike".

     Substantially all of the Company's hourly employees are covered by collective bargaining agreements. At the present time, the Company believes that its relationships with these unions and employees are good. However, there can be no assurance that this will continue to be the case. Strikes or work stoppages could lead to an adverse impact on the Company's relationships with customers, which could in turn have a material effect on the Company's business, financial condition or results of operations. The Company's collective bargaining agreements with its unions expire at various times at each production facility. There can be no assurance that the Company will be able to negotiate collective bargaining agreements acceptable to it in the future. See "Business -- Employees".

RELIANCE ON THIRD PARTY SUPPLIERS

     The Company is dependent on third party suppliers for important raw materials, components and equipment necessary to manufacture its products. The most important raw material is steel, accounting for 28.4% of the Company's pro forma 1997 cost of sales. In North America, the Company is party to steel purchase programs with its major customers, which minimize the effect to the Company of variations in steel prices. Such programs are not typically available with the Company's major European customers and accordingly, the Company has been subject to material variations in steel prices in Europe. The Company's most important manufactured inputs are tooling, machinery and dies, which are critical elements of the Company's production lines. Dependence on suppliers of those inputs makes the Company subject to a risk that these suppliers will, voluntarily or otherwise, stop providing the Company with necessary raw materials or equipment of the quality and on the terms the Company requires. While the Company believes it uses its best efforts to secure the highest quality inputs on the best possible terms, there can be no assurance that one or more suppliers will not fail to meet the Company's expectations due to changed market conditions or problems at the supplier itself, including technical, labor or financial problems. The Company has occasionally had problems with tooling and machinery suppliers due to the bankruptcy of certain suppliers or failure to meet quality standards. In two recent instances, such problems had a negative impact on the Company's operations. The Company believes it has taken appropriate steps to remedy these problems and to minimize the risk of their reoccurrence. However, in the event a steel, tooling or other key supplier failed to meet expectations, the Company could encounter difficulties in its own production lines, and even fail to meet its own customer obligations. This could result in a material adverse effect on the Company. See "Business -- Suppliers and Raw Materials" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

COMPETITION

     The automotive components supply industry is highly competitive. Some of the Company's competitors, including certain divisions of its OEM customers, are larger and have greater financial and other resources than the Company. The large majority of the Company's sales are obtained through formal or informal competitive bidding, as is customary in the automotive components supply industry. While price is a major factor influencing whether the Company is awarded business, other important factors include product quality and design, production capacity and reliability, technological skill and performance, as well as local and worldwide reputation, experience and customer relations. There can be no assurance that the Company will be able to maintain its current competitive position and continue to be awarded business by OEMs.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     On a consolidated basis, the Company has indebtedness that is substantial in relation to its stockholders' equity, as well as interest and debt service requirements that are significant compared to its cash flow from operations. As of June 30, 1998, after giving pro forma effect to the Offering and the planned use of proceeds thereof, the Company's consolidated indebtedness amounted to
$          million. The level of the Company's indebtedness could have important consequences to holders of the Common Stock, including: (i) a substantial portion of the Company's cash flow from operations being required to be used to service debt and not being available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions being limited; and (iii) the Company's level of indebtedness limiting its flexibility in reacting to changes in the industry and economic conditions generally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Certain of the Company's indebtedness contains restrictive covenants which will affect, and may significantly limit or prohibit, among other things, the ability of the Company, Aetna or other subsidiaries of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and acquisitions. In addition, certain of the Company's indebtedness requires the Company to meet certain financial ratios and tests and provides certain creditors with certain rights in the event of a change of control of the Company. These covenants may significantly limit the operating and financial flexibility of the Company and may limit its ability to respond to changes in its business or competitive activities and its ability to pay dividends. The ability of the Company to comply with such provisions may be affected by events beyond its control. As of June 30, 1998, approximately 11.1% of the Company's indebtedness was secured, and in the event of any default, the lenders could proceed against the collateral thereunder, which consists of substantially all of the property and assets of the Company, other than interests in real property.

FOREIGN CURRENCY TRANSLATION AND TRANSACTION RISK

     The financial condition and results of operations of certain of the Company's operating entities are reported in various foreign currencies (principally French francs and British pounds sterling) and then translated into U.S. dollars at the applicable exchange rate for inclusion in the Company's financial statements. As a result, appreciation of the dollar against these foreign currencies will have a negative impact on the reported sales and operating profit of the Company (and conversely, depreciation of the dollar against these foreign currencies will have a positive impact).

     In addition, the Company incurs currency transaction risk whenever it or one of its foreign subsidiaries enters into either a purchase or sales transaction using a different currency than the relevant entity's functional currency. However, the nature of the Company's business results in the Company generally matching revenues and expenses of the same currency. Therefore, Company does not currently use financial instruments to limit its exposure to foreign currency transaction risk. Nevertheless, given the volatility of currency exchange rates, there can be no assurance that the Company will be able to manage effectively its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

FOREIGN MARKETS

     Approximately 70% of the Company's pro forma 1997 net sales were derived from sales outside the United States. The Company expects sales from international markets to continue to represent a significant portion of its total sales. Certain risks are inherent in international operations, including the following: foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade or investment; U.S. export licenses may be difficult to obtain; intellectual property rights may be more difficult to enforce in foreign countries; fluctuations in exchange rates may affect product demand and may adversely affect the profitability of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; and general economic conditions in the countries in which the Company operates could have an adverse effect on the Company's earnings from operations in those countries. Tax rates in certain foreign countries may exceed those of the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business and results of operations. See "Business".

PRODUCT LIABILITY EXPOSURE

     The Company is subject to the risk of exposure to product liability claims in the event that the use of any of its products results in personal injury or death, and there can be no assurance that the Company will not experience material product liability losses in the future. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in a government-imposed or OEM-instituted recall involving such products. The Company maintains insurance against such product liability claims, but there can be no assurance that such coverage will be adequate for liabilities ultimately incurred or that its current insurance coverage will continue to be available on terms acceptable to the Company. A successful claim brought against the Company that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse impact on the financial condition and results of operations of the Company. See "Business -- Legal Proceedings".

CHANGE OF CONTROL

     The Indenture of the Senior Notes of Aetna (the "Senior Notes Indenture") provides that upon the occurrence of a Change of Control (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Outstanding Debt -- Aetna Senior Notes"), Aetna will have to offer each holder the right to purchase all or a portion of such holder's Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of the purchase.

     The Company believes that the Offering may result in a Change of Control under the Senior Notes Indenture. Consequently, immediately upon the consummation of the Offering, the Company will offer to repurchase the Senior Notes pursuant to the terms described above. The Company cannot predict the extent to which holders of Senior Notes will tender such Notes, but based on current market conditions, the Company believes that its offer to purchase the Senior Notes will not be accepted in a material principal amount. As the Company does not believe that it will receive a significant amount of tenders, the Company has not currently arranged additional financing to cover such a possibility. Therefore, any such tenders could have a material impact on the financial position and results of operations of the Company.

IMPACT OF ENVIRONMENTAL REGULATION

     The Company is subject to the requirements of foreign, federal, state and local environmental and occupational health and safety laws and regulations. There can be no assurance that the Company will be at all times in complete compliance with all such requirements. The Company has made and will continue to make capital and other expenditures to comply with environmental regulations. If a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination is discovered at any of the Company's current or former properties, the Company may be held liable, and the amount of such liability could be material. See "Business -- Environmental Matters."

ENFORCEABILITY OF JUDGMENTS

     A substantial portion of the assets of the Company is located outside the United States. As a result, any judgment obtained in the United States against the Company may not be collectible within the United States. In addition, certain of the Company's directors and officers are not residents of the United States. It may not be possible for holders or beneficial owners of Common Stock to effect service within the United States upon the Company's directors and officers who are not residents of the United States, or to enforce, either inside or outside the United States, judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States, whether or not predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof. In particular, if an original action is brought in France predicated solely upon U.S. federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought, and actions for enforcement in France of judgments of U.S. courts rendered against such persons would require such French persons to waive their right under Article 15 of the French Civil Code to be sued in France only. The Company believes that no such persons have waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as modified by the French law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     No prediction can be made as to the effect, if any, that future sales of shares of the Company, or the availability of shares of the Company for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of shares of Common Stock of the Company, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

     The current stockholders of the Company have piggyback and demand registration rights with respect to the Company's Common Stock. These piggyback
and demand registration rights cover all of the         shares of Common Stock
beneficially owned by the current stockholders of the Company. See "Principal Stockholders -- Registration Rights Agreement".

             shares of Common Stock of the Company will be outstanding after the
Offering. In addition, (i)         shares of Common Stock are reserved for
issuance upon the exercise of outstanding stock options and (ii)         shares
of Common Stock are reserved for future grants or awards under the Company's 1998 Equity Incentive Plan. The Company, its executive officers and directors and its stockholders have agreed not to offer, sell or transfer any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters. These agreements cover
approximately         shares of Common Stock. See "Shares Eligible for Future
Sale", "Management -- 1998 Equity Incentive Plan" and "Underwriting".

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK

     Prior to the Offering, there has been no public market for the Common Stock. Although an application to list the Common Stock on the New York Stock Exchange will be made prior to the Offering, there can be no assurance that an active or liquid trading market in the Common Stock will develop upon completion of the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. For a discussion of factors considered in determining the offering price of the Common Stock to the public, see "Underwriting". The market price for shares of the Company's Common Stock may be highly volatile depending on changes in general market and industry conditions.

DILUTION

     The initial public offering price is substantially higher than the pro forma net tangible book value per share of Common Stock. Accordingly, purchasers of Common Stock offered hereby will incur immediate and substantial dilution in
tangible book value per share of Common Stock of $        . See "Dilution".

                                  THE COMPANY

     The Company is a leading full-service supplier of highly engineered metal-formed components, complex modules and mechanical assemblies for automotive OEMs in Europe and North America. The Company's principal operating subsidiaries are Sofedit in Europe and Aetna in North America.

THE COMBINATION

     The Combination of Sofedit and MS Acquisition was completed on April 14, 1998. In connection with the Combination, Sofedit's former stockholders transferred the outstanding capital stock of Sofedit to MS Acquisition in exchange for: (i) promissory notes of MS Acquisition in the principal amount of $40.9 million; (ii) dividends in an amount of approximately $1.0 million; (iii) 270,000 shares of Series B Preferred Stock ($27.0 million stated value) of MS
Acquisition; (iv)           shares of Common Stock of MS Acquisition; and (v)
the assumption of approximately $12.0 million of debt of the former Sofedit stockholders. The Combination has been accounted for as a reverse acquisition because the former owners of Sofedit owned approximately 75% of the fully diluted outstanding Common Stock of the Company immediately following the Combination. For accounting purposes, Sofedit is considered to be the acquiror of, and the predecessor to, the Company. See "Principal Stockholders -- Stock Purchase Agreement".

     Sofedit is a leading full-service supplier of highly engineered metal-formed components, complex modules and assemblies for European automotive OEMs. Sofedit's principal customers are Renault and Peugeot, which in 1997 represented 37.3% and 28.5%, respectively, of Sofedit's net sales (excluding tooling sales). Since its formation in 1989, Sofedit has rapidly grown as a result of internal growth and the completion of seven acquisitions. Four of Sofedit's acquisitions were completed within its first six months of operations and included: (i) CLA S.A., which provided prototyping capabilities; (ii) Cabrit S.A., which provided complex stamping expertise; (iii) Sotramex S.A., which provided significant incremental manufacturing capacity as well as assembly expertise; and (iv) Bonin S.A., which provided access to important customers such as Peugeot-Citroen. Sofedit's acquisition of Laprade Emboutissage S.A. in 1991 and Aubecq S.A. in two steps in 1992 and 1994 significantly expanded Sofedit's presence in the market for pedal systems and pulleys, respectively. Sofedit's acquisition of Lebranchu S.A. in 1994 is its most recent acquisition and it approximately doubled the size of Sofedit in terms of net sales. The acquisition of Lebranchu significantly expanded Sofedit's product lines, customer base and geographic presence and was encouraged by Lebranchu's two largest customers, Renault and Peugeot-Citroen. For the year ended December 31, 1997, Sofedit had net sales of $487.9 million.

     Aetna is a leading full-service supplier of highly engineered metal-formed components, complex modules and assemblies for North American automotive OEMs. Aetna has been a direct supplier to Chrysler and GM since 1941, with 1997 net sales to these customers accounting for, respectively, 65.1% and 24.1% of Aetna's 1997 net sales of $205.7 million.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering (using an assumed
offering price of $        per share and after deducting underwriting discounts
and commissions and estimated expenses of the Offering payable by the Company)
are estimated to be approximately $        million (approximately $
million if the Over-Allotment Option is exercised in full). The proceeds of the Offering will be used to repay: (i) approximately $40.9 million of the 11.0% Promissory Notes of the Company due October 14, 1999; (ii) approximately $8.5 million of the 11.0% Junior Subordinated Promissory Notes of Aetna Holdings ("Junior Notes"), including interest accrued thereon; (iii) approximately $12.0 million of bank debt assumed in connection with the Combination, due between 1999 and 2000 and bearing an interest rate of PIBOR + 1.3%; and (iv)
approximately $        million under the Senior Revolving Credit Facility,
bearing an average interest rate of 9.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Outstanding Debt."

                           EXCHANGE RATE INFORMATION

     A majority of the Company's pro forma net sales were reported in French francs. The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate in New York for cable transfers in U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed in French francs per $1.00. On August 10, 1998, the Noon Buying Rate was FF 5.9700 per $1.00.

                      YEAR                           HIGH       LOW      AVERAGE(1)    PERIOD END
                      ----                         --------   --------   -----------   ----------
1998 (through June 30)..........................   FF6.2130   FF5.8940    FF6.0757      FF6.0470
1997 (through June 30)..........................     5.8752     5.1932      5.7196        5.8752
1997............................................     6.3491     5.1932      5.8509        6.0190
1996............................................     5.2850     4.9025      5.1184        5.1928
1995............................................     5.3870     4.7755      4.9567        4.8975
1994............................................     5.9785     5.1120      5.5106        5.3445
1993............................................     6.0560     5.3000      5.6852        5.9190

---------------

(1) The average of the Noon Buying Rates on the last business day of each month during the period indicated.

                                DIVIDEND POLICY

     The Company does not intend to pay cash dividends in the future. In addition, certain agreements governing the Company's indebtedness restrict the ability of the Company to pay cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1998, was
$          million or $          per share. After giving effect to the
application of the estimated net proceeds from the Offering as set forth under "Use of Proceeds", the pro forma net tangible book value of the Company as of
June 30, 1998 would have been approximately $        million, or $        per
share. This represents an immediate increase in net tangible book value of
$        per share to the existing stockholders and an immediate dilution of
$        per share to investors purchasing shares of Common Stock in this
Offering. "Dilution per share" represents the difference between price per share to be paid by new investors and pro forma net tangible book value per share of Common Stock after the Offering.

     The following table illustrates this per share dilution:

Initial public offering price per share.....................    $
Pro forma net tangible book value per share at June 30,
  1998(1)...................................................
Increase in pro forma net tangible book value per share
  attributable to price paid by investors in this
  Offering..................................................
Pro forma net tangible book value per share after this
  Offering..................................................
Dilution in net tangible book value per share to new
  investors in this Offering(2).............................    $
                                                                ====

---------------

(1) Net tangible book value per share is determined by dividing the net tangible book value of the Company by the number of outstanding shares of Common Stock. Net tangible book value is calculated as total assets, less goodwill and other intangible assets (net of amortization) and total liabilities.

(2) Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock from the assumed initial public offering price per share paid by investors in the Offering.

     After the Offering, there will be outstanding options to purchase
shares of Common Stock at an exercise price of $        per share of Common
Stock and all 405,096 shares of Preferred Stock will be converted into shares of Common Stock concurrent with the consummation of the Offering. The exercise of these options and the conversion of the Preferred Stock would result
in a net tangible book value per share of $        .

     Assuming the Underwriters' Over-Allotment Option were exercised in full, pro forma as adjusted net tangible book value after exercise of such
Over-Allotment Option would be $        per share, the immediate increase in pro
forma as adjusted net tangible book value of shares owned by existing
stockholders would be $        per share, and the immediate dilution to new
investors in the Offering would be $        per share.

     The following table summarizes, as of June 30, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company (equal, in the case of the current stockholders, to the original consideration for the Common Stock held by them, plus additional contributions made by them in respect of the Common Stock), and the average price per share paid by the current stockholders and by the investors purchasing Common Stock in the Offering.

                                                   COMMON STOCK          TOTAL
                                                    PURCHASED        CONSIDERATION
                                                 ----------------   ----------------   AVERAGE PRICE
                                                 NUMBER   PERCENT   AMOUNT   PERCENT     PER SHARE
                                                 ------   -------   ------   -------   -------------
Current Stockholders..........................                 %    $             %       $
New Investors.................................
                                                  ----      ---     ------     ---        ------
  Total.......................................                 %    $             %       $

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the Offering, the application of the net proceeds thereof and the conversion of the Preferred Stock of the Company into Common Stock. See "Use of Proceeds". This table should be read in conjunction with "Selected Unaudited Pro Forma Combined Condensed Financial Data, "Selected Historical Consolidated Financial Information of Sofedit and the Company", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein. See also "Description of Capital Stock".

                                                                    AS OF JUNE 30, 1998
                                                                ---------------------------
                                                                ACTUAL(1)    AS ADJUSTED(2)
                                                                ---------    --------------
                                                                (U.S. DOLLARS IN MILLIONS)
Short-term debt:
  Current portion of long-term debt.........................     $ 14.3          $   --
  Senior Revolving Credit Facility..........................       25.9              --
  Other short-term debt.....................................       15.3              --
                                                                 ------          ------
     Total short-term debt(3)...............................     $ 55.5          $   --
                                                                 ======          ======
Long-term debt:
  11 7/8% Senior Notes......................................     $ 85.0          $   --
  11% Junior Notes of Aetna Holdings(4)(5)..................        8.2              --
  11% Promissory Notes of the Company(6)....................       39.2              --
  Bank debt assumed in the Combination(7)...................       12.0              --
Other long-term debt including capital lease obligations....       78.1              --
                                                                 ------          ------
     Total long-term debt...................................      222.5              --
                                                                 ------          ------
Preferred Stock:
  Series A Convertible Preferred Stock, par value $.01;
     stated value $100; authorized 363,128; issued 344,443
     and outstanding 135,096................................       14.0              --
  Series B Convertible Preferred Stock, par value $.01;
     stated value $100; authorized 270,000; issued and
     outstanding 270,000....................................       27.0              --
                                                                 ------          ------
     Total Preferred Stock..................................       41.0              --
                                                                 ------          ------
Stockholders' equity (deficit):
  Common Stock, par value $.01; authorized         ; issued
             historical,         as adjusted, outstanding
             historical,         as adjusted(8).............         --
  Additional paid-in capital................................       39.6              --
  Retained earnings.........................................      (39.8)             --
  Cumulative translation adjustment.........................       (5.0)             --
                                                                 ------          ------
  Total stockholders' equity (deficit)......................       (5.2)             --
                                                                 ------          ------
  Total capitalization......................................     $258.3          $   --
                                                                 ======          ======

---------------

(1) Does not include        shares of Common Stock reserved for issuance upon
    exercise of stock options outstanding under the Stock Option Plan of the Company.

(2) Includes        shares of Common Stock to be issued upon conversion of the
    Preferred Stock of the Company.

(3) Does not include $55.5 million of receivables sold under an accounts receivables sale program.

(4) Includes approximately $0.5 million in unfunded contractual obligations of Aetna Holdings to former MS Acquisition option holders.

(5) Does not include approximately $0.3 million of accrued and unpaid interest which will be paid with the proceeds of the Offering. See "Use of Proceeds".

(6) Does not include approximately $1.7 million of unamortized discount, which, together with the principal, will be paid with the proceeds of the Offering. See "Use of Proceeds".

(7) Former direct and indirect stockholders of Sofedit had bank loans which were assumed in connection with the Combination. Does not include approximately $0.3 million of accrued and unpaid interest on such loans, which, together with the principal, will be paid from the proceeds of the Offering. See "Use of Proceeds".

(8) The Company intends to proceed with a split of the Common Stock prior to the Offering.

         SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     The following selected unaudited pro forma combined condensed financial data do not purport to be indicative of the results of operations or the financial position of the Company that would have actually been obtained had such transactions been completed as of the assumed dates and for the period presented, or which may be obtained in the future. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Financial Data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

     The Combination is accounted for as a reverse acquisition because the former shareholders of Sofedit owned approximately 75% of the fully diluted outstanding Common Stock of the Company immediately following the Combination. For accounting purposes, Sofedit is considered to be the acquiror of, and the predecessor to, the Company. The pro forma statement of operations data for the year ended December 31, 1997 give pro forma effect to: (i) the Combination; (ii) the Offering and the application of proceeds thereof; and (iii) the conversion of Preferred Stock into Common Stock, as if these events had occurred on January 1, 1997. The unaudited pro forma statement of operations data for the six months periods ended June 30, 1997 and June 30, 1998 give pro forma effect to: (i) the Combination; (ii) the Offering and the application of proceeds thereof; and
(iii) the conversion of Preferred Stock into Common Stock, as if these events had occurred on January 1, 1997 and January 1, 1998, respectively.

         SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
               (U.S. DOLLARS IN MILLIONS, EXCEPT FOR SHARE DATA)

PRO FORMA STATEMENT OF OPERATIONS DATA FOR THE SIX MONTHS ENDED JUNE 30, 1998

                                                                         ADJUSTMENTS
                                    MS                     ----------------------------------------
                                ACQUISITION    SOFEDIT     COMBINATION            OFFERING            PRO FORMA
                                HISTORICAL    HISTORICAL   ADJUSTMENTS         ADJUSTMENTS(A)         COMBINED
                                -----------   ----------   -----------         --------------         ---------
Net sales....................     $100.3        $275.0        $  --                $  --               $375.3
Cost of sales................       88.8         242.1          0.2       (b)         --                331.1
                                  ------        ------        -----                -----               ------
Gross profit.................       11.5          32.9         (0.2)                  --                 44.2
Selling, general and
  administrative expenses....        9.0          13.2           --                   --                 22.2
Research and development
  expenses...................         --           4.2           --                   --                  4.2
Other (income) expense.......        0.6           1.4          0.2       (b)         --                  2.2
                                  ------        ------        -----                -----               ------
Operating income (loss)......        1.9          14.1         (0.4)                  --                 15.6
Net interest expense.........        7.3           4.8          0.8       (c)       (2.6)        (d)     10.3
                                  ------        ------        -----                -----               ------
Income (loss) before taxes...       (5.4)          9.3         (1.2)                 2.6                  5.3
Income tax provision
  (credit)...................       (1.4)          3.0         (0.4)      (e)        0.9         (e)      2.1
                                  ------        ------        -----                -----               ------
Income (loss) before
  discontinued operations....     $ (4.0)       $  6.3        $(0.8)               $ 1.7               $  3.2
                                  ======        ======        =====                =====               ======
Income per share before
  discontinued operations
  (f)........................                                                                          $
                                                                                                       ======

PRO FORMA STATEMENT OF OPERATIONS DATA FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                                         ADJUSTMENTS
                                    MS                     ----------------------------------------
                                ACQUISITION    SOFEDIT     COMBINATION            OFFERING            PRO FORMA
                                HISTORICAL    HISTORICAL   ADJUSTMENTS         ADJUSTMENTS(A)         COMBINED
                                -----------   ----------   -----------         --------------         ---------
Net sales....................     $103.8        $255.6        $  --                $  --               $359.4
Cost of sales................       89.7         220.9          0.4       (b)         --                311.0
                                  ------        ------        -----                -----               ------
Gross profit.................       14.1          34.7         (0.4)                  --                 48.4
Selling, general and
  administrative expenses....        7.4          14.0           --                   --                 21.4
Research and development
  expenses...................         --           4.1           --                   --                  4.1
Other (income) expense.......        0.4           2.1          0.3       (b)         --                  2.8
                                  ------        ------        -----                -----               ------
Operating income (loss)......        6.3          14.5         (0.7)                                     20.1
Net interest expense.........        5.7           5.4          1.7       (c)       (2.6)        (d)     10.2
                                  ------        ------        -----                -----               ------
Income (loss) before taxes...        0.6           9.1         (2.4)                 2.6                  9.9
Income tax provision
  (credit)...................        0.4           2.6         (0.7)      (e)        0.9         (e)      3.2
                                  ------        ------        -----                -----               ------
Income (loss) before
  discontinued operations....     $  0.2        $  6.5        $(1.7)               $ 1.7               $  6.7
                                  ======        ======        =====                =====               ======
Income per share before
  discontinued operations
  (f)........................                                                                          $
                                                                                                       ======

 See accompanying notes to the unaudited pro forma combined condensed financial data.

         SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
               (U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

PRO FORMA STATEMENT OF OPERATIONS DATA FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                       ADJUSTMENTS
                                     MS                       ------------------------------
                                 ACQUISITION     SOFEDIT      COMBINATION       OFFERING        PRO FORMA
                                 HISTORICAL     HISTORICAL    ADJUSTMENTS    ADJUSTMENTS (A)    COMBINED
                                 -----------    ----------    -----------    ---------------    ---------
Net sales....................      $205.7         $487.9         $  --            $  --          $693.6
Cost of sales................       181.3          429.4           0.7(b)            --           611.4
                                   ------         ------         -----            -----          ------
Gross profit.................        24.4           58.5          (0.7)              --            82.2
Selling, general and
  administrative expenses....        16.8           26.1            --               --            42.9
Research and development
  expenses...................          --            7.4            --               --             7.4
Other (income) expense.......         0.8            6.1           0.7(b)            --             7.6
                                   ------         ------         -----            -----          ------
Operating income (loss)......         6.8           18.9          (1.4)              --            24.3
Net interest expense.........        11.2            9.7           3.3(c)          (5.2)(d)        19.0
                                   ------         ------         -----            -----          ------
Income (loss) before taxes...        (4.4)           9.2          (4.7)             5.2             5.3
Income tax provision
  (credit)...................        (1.4)           2.0          (1.4)(e)          1.8(e)          1.0
                                   ------         ------         -----            -----          ------
Income (loss) before
  discontinued operations....      $ (3.0)        $  7.2         $(3.3)           $ 3.4          $  4.3
                                   ======         ======         =====            =====          ======
Income per share before
  discontinued operations
  (f)........................                                                                    $
                                                                                                 ======

 See accompanying notes to the unaudited pro forma combined condensed financial data.

  NOTES TO THE SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA
                           (U.S. DOLLARS IN MILLIONS)

(a) The Offering and the application of the proceeds thereof and the conversion of Preferred Stock into Common Stock are referred to herein as Offering Adjustments.

(b) These pro forma adjustments reflect the impact of the allocation of purchase price to the assets and liabilities of MS Acquisition on the pro forma condensed statement of operations. The excess purchase price was allocated to the assets and liabilities of MS Acquisition as follows:

Inventory and tooling.......................................    $ 0.8
Property, plant and equipment...............................      7.3
Incremental goodwill........................................     35.0

                                                        COST OF    OTHER (INCOME)
                                                         SALES        EXPENSE       TOTAL
                                                        -------    --------------   -----
Additional depreciation on property, plant and
  equipment step-ups................................     $0.7          $  --        $ 0.7
Elimination of amortization of previously recorded
  goodwill..........................................       --           (0.8)        (0.8)
Goodwill amortization on Combination over 40
  years.............................................       --            1.5          1.5
                                                         ----          -----        -----
Year ended December 31, 1997........................     $0.7          $ 0.7        $ 1.4
                                                         ====          =====        =====
Six months ended June 30, 1998(i)...................     $0.2          $ 0.2        $ 0.4
                                                         ====          =====        =====
Six months ended June 30, 1997......................     $0.4          $ 0.3        $ 0.7
                                                         ====          =====        =====

---------------

     (i) The pro forma results for the six months ended June 30, 1998 include three months of historical Combination adjustments.

(c) The pro forma Combination adjustment for interest expense reflects the issuance and assumption of the following debt:

                                                         INTEREST        INTEREST          INTEREST
                                                       EXPENSE FOR      EXPENSE FOR       EXPENSE FOR
                                                         THE YEAR         THE SIX           THE SIX
                                                          ENDED        MONTHS ENDED      MONTHS ENDED
                                                       DECEMBER 31,      JUNE 30,          JUNE 30,
       DESCRIPTION         AMOUNT   DISCOUNT    NET        1997            1997              1998
       -----------         ------   --------   -----   ------------   ---------------   ---------------
Promissory notes.........  $40.9      $2.5     $38.4       $2.5            $1.3              $0.6
Assumed debt of former
  stockholders...........   12.0        --      12.0        0.8             0.4               0.2
                           -----      ----     -----       ----            ----              ----
                           $52.9      $2.5     $50.4       $3.3            $1.7              $0.8
                           =====      ====     =====       ====            ====              ====

     The promissory notes by their terms are non-interest bearing until the earlier of (a) one year from the date of the Combination, or (b) the consummation of an initial public offering. As required under generally accepted accounting principles, the Company has discounted the promissory notes to reflect the appropriate interest rate. For purposes of these pro forma statements, the Company has assumed an interest rate of LIBOR + 1.0% (6.5% at the date of the Combination of April 1, 1998). This interest rate is consistent with the terms of the promissory notes should interest be payable in the future. The assumed debt represents bank term loans secured by a pledge of shares of Common Stock of Sofedit by its former direct and indirect stockholders. The assumed debt bears an interest at an estimated rate of PIBOR + 1.3% (4.8% total rate).

(d) The pro forma Offering Adjustments reflect the repayment of the following debt. See "Use of Proceeds".

                                                                    REDUCTION IN
                                                                      INTEREST        REDUCTION IN
                                                                    EXPENSE FOR     INTEREST EXPENSE
                                                                      THE YEAR        FOR THE SIX
                                                                       ENDED          MONTHS ENDED
                                                     ESTIMATED      DECEMBER 31,        JUNE 30,
              DESCRIPTION                 AMOUNT   INTEREST RATE        1997         1997 AND 1998
              -----------                 ------   -------------   --------------   ----------------
Promissory notes........................  $                            $(2.5)            $(1.3)
Assumed debt of former stockholders.....                                (0.8)             (0.4)
Junior Notes............................                                (0.9)             (0.4)
Reduction in short-term borrowings......                                (1.0)             (0.5)
                                          -----                        -----             -----
                                          $    (g)                     $(5.2)            $(2.6)
                                          =====                        =====             =====

(e) Adjustments represent the estimated income tax effect of the pro forma adjustments, excluding goodwill, which will not be deductible for tax purposes, using an effective income tax rate of 35%.

(f) Pro forma earnings per common share and pro forma weighted average common shares outstanding give effect to the issuance of Common Stock offered by the Company in the Offering and the conversion of the Preferred Stock into shares of Common Stock as if the transactions had occurred at January 1, 1998. The pro forma earnings per share are not necessarily indicative of what actual earnings per share would have been if the Offering and related transactions discussed above had occurred on the basis assumed.

(g) Amounts to be repaid with the proceeds from the Offering to be determined based upon net proceeds to be received. See "Use of Proceeds."

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF
                    THE COMPANY AND SOFEDIT, AS PREDECESSOR

     The following selected historical consolidated financial information of Sofedit with respect to the five years ended December 31, 1997 is derived from the Consolidated Financial Statements of the Company and Sofedit, as predecessor to the Company. Such Consolidated Financial Statements have been audited by Barbier, Frinault & Autres (a member firm of Arthur Andersen). The historical financial data of Sofedit reported in accordance with French GAAP for each of the two years ended December 31, 1993 and 1994 were derived from consolidated financial statements of Sofedit audited by Cabinet Constantin & Associes. The unaudited historical statement of operations and other data for the six months ended June 30, 1997 are comprised of Sofedit, as predecessor to the Company. The unaudited historical statement of operations and other data for the six months ended June 30, 1998 include Sofedit and the operations of MS Acquisition from April 1, 1998. The historical financial information for the six month periods ended June 30, 1997 and June 30, 1998 are unaudited but, in the opinion of management, reflects all adjustments necessary for a fair presentation of such information. The selected consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Sofedit, as predecessor to the Company.

                                            SOFEDIT AS PREDECESSOR TO THE COMPANY            THE COMPANY
                                   -------------------------------------------------------   -----------
                                                                                SIX MONTHS   SIX MONTHS
                                            YEAR ENDED DECEMBER 31,               ENDED         ENDED
                                   ------------------------------------------    JUNE 30,     JUNE 30,
                                    1993     1994     1995     1996     1997     1997(1)       1998(1)
                                   ------   ------   ------   ------   ------   ----------   -----------
                                                        (U.S. DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
U.S. GAAP(2)
Net sales........................      --       --   $464.9   $484.7   $487.9     $255.6       $322.3
Cost of sales....................      --       --    397.3    424.6    429.4      220.9        286.0
                                                     ------   ------   ------     ------       ------
Gross profit.....................      --       --     67.6     60.1     58.5       34.7         36.3
Selling, general and
  administrative expenses........      --       --     28.4     29.2     26.1       14.0         18.2
Research and development
  expenses.......................      --       --      4.4      7.6      7.4        4.1          4.2
Other (income) expense(4)........      --       --      2.1     (0.6)     6.1        2.1          1.6
                                                     ------   ------   ------     ------       ------
Operating income.................      --       --     32.7     23.9     18.9       14.5         12.3
Net interest expense.............      --       --     15.3     12.9      9.7        5.4          9.0
                                                     ------   ------   ------     ------       ------
Income before taxes..............      --       --     17.4     11.0      9.2        9.1          3.3
Income (loss) before discontinued
  operations.....................      --       --     16.0     11.4      7.2        6.7          1.9
                                                     ------   ------   ------     ------       ------
Net income.......................      --       --   $ 12.8   $  7.4   $  4.7     $  5.3       $  0.4
                                                     ======   ======   ======     ======       ======
OTHER DATA:
EBITDA(5)........................      --       --   $ 59.3   $ 48.8   $ 46.5     $ 29.4       $ 28.1
Capital expenditures.............      --       --     28.6     33.2     15.1        7.9         18.9
Depreciation and amortization....      --       --     26.6     24.9     27.6       14.9         15.8
FRENCH GAAP(6)
Net sales........................  $139.5   $316.1   $488.3   $506.5   $508.9         --           --
Operating income.................    13.6     28.6     37.4     20.2     20.0         --           --
Income before taxes..............     7.1     15.8     19.6     10.0      4.1         --           --
Net income.......................     6.3     12.7     16.5      9.6      3.6         --           --

                                                                                           THE COMPANY
                                                SOFEDIT AS PREDECESSOR TO THE COMPANY      -----------
                                              ------------------------------------------   SIX MONTHS
                                                       YEAR ENDED DECEMBER 31,                ENDED
                                              ------------------------------------------    JUNE 30,
                                               1993     1994     1995     1996     1997      1997(1)
                                              ------   ------   ------   ------   ------   -----------
                                                      (U.S. DOLLARS IN MILLIONS)
BALANCE SHEET DATA (AT END OF PERIOD):
U.S. GAAP(2)
Cash........................................      --       --       --   $ 11.3   $ 11.6     $ 22.9
Working capital(6)..........................      --       --       --     19.0      8.5        3.0
Total assets................................      --       --       --    408.5    361.9      575.9
Total debt..................................      --       --       --    140.1    115.2      278.0
Stockholders' equity........................      --       --       --     62.4     65.3       (5.2)
FRENCH GAAP(6)
Total assets................................  $120.2   $320.2   $405.5   $429.7   $379.2         --
Stockholders' equity........................    30.8     72.7     92.7     94.5     84.2         --

---------------

(1) Historical data for the six months ended June 30, 1997 are comprised of Sofedit, as predecessor. The data for the six months ended June 30, 1998 include Sofedit and the operations of MS Acquisition from April 1, 1998. Sofedit and the Company has not prepared French GAAP data for the six month periods ended June 30, 1997 and 1998, respectively.

(2) U.S. GAAP Statement of Operations Data has not been prepared for the two years ended December 31, 1993 and December 31, 1994. U.S. GAAP Balance Sheet Data has not been prepared as of December 31, 1993, 1994 and 1995.

(3) Consolidated Statement of Operations Data and Other Data were translated using the average FF/$1.00 exchange rate for the respective year or six-month period (FF 5.69 per $1.00 for the year ended December 31, 1993, FF5.51 per $1.00 for the year ended December 31, 1994, FF4.96 per $1.00 for the year ended December 31, 1995, FF5.12 per $1.00 for the year ended December 31, 1996, FF5.85 per $1.00 for the year ended December 31, 1997, FF5.72 per $1.00 for the six months ended June 30, 1997 and FF6.08 per $1.00 for the six months ended June 30, 1998). Consolidated Balance Sheet Data were translated using the period end FF/$1.00 exchange rate for the respective year or six-month period (FF 6.05 per $1.00 for June 30, 1998).

(4) In the year ended December 31, 1997, other expense includes: (i) a $2.6 million loss on the sale of a non-core subsidiary; and (ii) $2.5 million of restructuring costs related to the rationalization of certain of the Company's prototype facilities. In the six months ended June 30, 1997, other expense includes a $1.3 million initial accrual for a loss on the sale of a non-core subsidiary. In the year ended December 31, 1996, other expense includes a $1.5 million gain on the sale of certain assets. In the year ended December 31, 1995, other expense includes a $0.2 million gain on the sale of certain assets.

(5) EBITDA is defined as income before the effect of changes in accounting plus interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(6) Working capital is defined as current assets (including cash) minus current liabilities. At December 31, 1996, December 31, 1997, and at June 30, 1998, the Company sold, under its accounts receivable program, receivables amounting to $70.1 million, $53.8 million and $55.5 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition"

(7) The main accounting differences between U.S. and French GAAP relate to the capitalization of research and development costs and of start-up costs, and to accounting for pension and retirement indemnities. The primary differences in presentation include (i) classifying sales of scrap as sales under French GAAP and as a reduction of cost of sales under U.S. GAAP and
    (ii) the exclusion of goodwill amortization, employee profit sharing expense and non-recurring items, such as restructuring, from operating income under French GAAP.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF
                                 MS ACQUISITION

     The following selected historical consolidated financial information of MS Acquisition with respect to the five years ended December 29, 1997 is derived from the Consolidated Financial Statements of MS Acquisition. Such Consolidated Financial Statements have been audited by PricewaterhouseCoopers LLP. The financial information of MS Acquisition for the three month periods ended March 30, 1997 and March 29, 1998 is unaudited but, in the opinion of management, reflects all adjustments necessary for a fair presentation of such information. The selected consolidated financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of MS Acquisition.

                                                               YEAR ENDED                         THREE MONTHS ENDED
                                          ----------------------------------------------------   ---------------------
                                          DEC. 28,   DEC. 29,   DEC. 31,   DEC. 28,   DEC. 29,   MARCH 30,   MARCH 29,
                                            1993       1994       1995       1996       1997       1997        1998
                                          --------   --------   --------   --------   --------   ---------   ---------
                                                                   (U.S. DOLLARS IN MILLIONS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..............................    $162.9     $204.8     $211.9     $211.5     $205.7     $ 55.1      $ 53.1
Cost of sales..........................     139.5      172.4      183.5      181.0      181.3       47.0        45.0
                                           ------     ------     ------     ------     ------     ------      ------
Gross profit...........................      23.4       32.4       28.4       30.5       24.4        8.1         8.1
Selling, general and administrative
  expenses.............................      11.7       12.1       12.6       14.9       16.8        3.6         4.3
Other (income) expense(1)..............       0.8        0.8        0.8        0.8        0.8        0.2         0.2
Operating income.......................      10.9       19.5       15.0       14.8        6.8        4.3         3.6
Net interest expense...................       9.0        8.9        8.6        9.4       11.2        2.8         3.1
                                           ------     ------     ------     ------     ------     ------      ------
Income (loss) before taxes.............       1.9       10.6        6.4        5.4       (4.4)       1.5         0.5
Income (loss) before preferred stock
  dividends(2).........................       0.9        6.6        4.6        2.3       (3.0)       0.9         0.4
Preferred stock dividends..............        --         --         --        0.5        1.3        0.3         0.4
                                           ------     ------     ------     ------     ------     ------      ------
Net income (loss)(3)(4)................    $ (3.9)    $  6.6     $  4.6     $  1.8     $ (4.3)    $  0.6      $  0.0
                                           ======     ======     ======     ======     ======     ======      ======
OTHER DATA:
EBITDA(4)..............................    $ 16.9     $ 25.7     $ 21.6     $ 22.8     $ 16.7     $  6.1      $  5.5
Capital expenditures...................       3.5        6.1       10.1        7.0       10.7        3.0         3.2
Depreciation and amortization..........       6.0        6.2        6.6        8.0        9.9        1.8         1.9
BALANCE SHEET DATA (AT END OF PERIOD):
U.S. GAAP
Cash...................................    $  0.0     $  0.2     $  0.3     $  4.0     $  0.0     $  0.0      $  0.3
Working capital (deficit)(5)...........       1.0       (3.3)      (3.0)       7.7        3.9        7.3         3.5
Total assets...........................     109.6      113.3      118.2      128.4      142.8      144.3       159.4
Total debt.............................      75.6       63.1       57.7       94.2      106.0       96.3       112.0
Stockholders' equity (deficit).........      (5.6)       0.7        5.0      (23.2)     (27.6)     (22.5)      (27.5)

---------------

(1) Included in selling, general and administrative expenses are management fees payable to former stockholders of $0.8 million, $0.3 million, $0.3 million and $0.2 million for 1993, 1994, 1995 and 1996, respectively. Due to reaching selected thresholds and measurements, selling, general and administrative expenses include $0.5 million of fees related to prior years which were recorded in 1993. Such fees were eliminated in 1996. In addition, included in selling, general and administrative expenses for the year ended December 29, 1996 was $0.6 million of nonrecurring costs related to the 11 7/8% Senior Notes.

(2) In the third quarter of 1996, MS Acquisition incurred an extraordinary charge of $1.1 million relating to the early redemption of its subordinated debt.

(3) Effective January 1, 1993, MS Acquisition adopted SFAS No. 109, "Accounting for Income Taxes", which resulted in a one-time, non-cash after tax charge of $4.8 million.

(4) EBITDA is defined as income before the effect of changes in accounting plus interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(5) Working capital is defined as current assets (including cash) minus current liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is based upon and should be read in conjunction with the Unaudited Pro Forma Financial Data and the notes thereto of the Company and the Consolidated Financial Statements and the notes thereto of each of Sofedit and MS Acquisition, appearing elsewhere in this Prospectus.

OVERVIEW

     The Company is a leading full-service supplier of highly engineered metal-formed components, complex modules and mechanical assemblies for automotive OEMs in Europe and North America. The Company's principal operating subsidiaries are Sofedit in Europe and Aetna in North America.

     The Company's results of operations depend primarily on the volume of automobile sales in Europe and North America. The Company has a significant international presence with approximately 70% and 30% of its pro forma 1997 net sales generated from sales to customers in Europe and North America, respectively.

     The Combination. For accounting purposes, the Combination of Sofedit and MS Acquisition was effective on April 1, 1998. The Combination has been accounted for as a reverse acquisition because the former owners of Sofedit owned approximately 75% of the fully diluted outstanding Common Stock of the Company immediately following the Combination. Accordingly, Sofedit is considered to be the acquiror of, and predecessor to, the Company. See "Principal Stockholders -- Stock Purchase Agreement".

     Impact of Product Launches on the Financial Results of the Company. The Company ordinarily begins working on products awarded for new or redesigned models two to five years prior to the launch of such models. During such period, the Company incurs: (i) costs related to the design and engineering of such products; (ii) carrying costs related to the production of the tools and dies used to manufacture such products; and (iii) launch costs associated with the initial production of such product. In general, design and engineering costs are expensed in the period incurred unless they are reimbursed by the customer. Costs incurred in the production of the tools and dies are generally capitalized and invoiced to and paid by the customer as tooling sales prior to production. Launch costs, which are generally incurred prior to and immediately after initial production, are expensed as incurred. As a customer requirement and as part of the Company's operating procedure, many tests and trials are performed to minimize launch costs which can result from product complexity and the inherent inefficiencies of lower initial volumes during the build-up to full production levels.

     The Company incurred significant launch costs during 1996, 1997 and 1998 as a result of several hundred new product launches. In 1997, the Company had 205 new product launches for 18 models (all in Europe) and is scheduled to launch 125 new products for 10 models in 1998 (85 products for seven models in Europe and 40 products for three models in North America). The Company experienced a number of inefficiencies with two of its major product launches in 1997 and 1998 related to changes in specifications provided by an OEM with respect to one of the launches and improper tooling being supplied by a customer with respect to a second launch. These events resulted in nonrecurring charges of approximately $8.5 million in 1997 and $2.0 million in the first six months of 1998. The Company expects its recent product launches to form the foundation for growth in net sales for the next several years. In addition, as products launched in 1997 and 1998 reach full production levels and the causes of the nonrecurring charges experienced in 1997 which have continued into 1998 are addressed, the Company expects to realize improved operating performance. The Company expects to continue launching new products in 1999, although below the exceptional levels experienced in 1997 and 1998.

     Raw Materials. In North America, the Company participates in steel purchase programs with its major customers, which minimizes the effect of variations in steel prices on the Company. Such programs are not typically available with the Company's major European customers and accordingly the Company has been subject to material variations in steel prices in Europe. The Company expects, however, that some of its major European customers will offer such programs in the future.

     Recent GM Strike. The Company's results of operations have occasionally been negatively affected by labor disruptions at OEMs. The Company's results of operations were most recently impacted by the strike at various of GM's North American operations in June and July of 1998, which the Company expects will reduce 1998 net sales by an amount between $3.0 million to $4.0 million. However, the Company expects that such reductions in 1998 net sales will not have a material effect on operating income.

     Discontinued Operations. The Company plans to discontinue two operations during 1998, both of which have been classified as discontinued operations for accounting purposes in the Consolidated Financial Statements of the Company. These businesses consisted of a cooking pan business (the Company's only non-automotive related business) as well as a non-core plastic automotive components business. In 1997, these businesses contributed net sales and net operating losses of $14.0 million and $2.5 million, respectively. The Company expects to sell these operations by the end of 1998. If the Company is not able to sell these operations, costs of up to $4.0 million could be incurred to cease these operations.

     Exchange Rates. Approximately 70% of the Company's operating expenditures and net sales in 1997 were denominated in currencies other than the U.S. dollar. As a result of the appreciation of the U.S. dollar against these foreign currencies, the Company experienced a negative impact on the reported sales and profitability of the Company for certain of the periods presented herein. The Company does not engage in foreign exchange hedging transactions because the nature of the Company's business results in the Company generally matching revenues and costs of the same currency. Except as otherwise indicated, reference below to currency effects relate to the translation of Sofedit data from French francs to U.S. dollars for presentation purposes. See "Exchange Rate Information" and "Risk Factors -- Foreign Markets" and "Risk Factors -- Foreign Currency Translation and Transaction Risk".

THE COMPANY

  Results of Operations (pro forma and historical)

     The following table sets forth, for the periods indicated, the principal line items of the Company's pro forma statement of operations expressed as a percentage of sales. In addition, set forth below are the historical results of operations expressed as a percentage of sales for Sofedit, the predecessor of the Company, for the six months ended June 30, 1997 and 1998. As required under reverse acquisition accounting the unaudited historical statement of operations data of the Company for the six months ended June 30, 1998 represents the historical results of Sofedit, as predecessor, and, from April 1, 1998, the effective date of the Combination for accounting purposes, the consolidated results of MS Acquisition and Sofedit. This table should be read in conjunction with the Unaudited Pro Forma Financial Data and the Consolidated Financial Statements included elsewhere in this Prospectus.

AS A PERCENTAGE OF NET SALES

                                                           PRO FORMA                   HISTORICAL
                                               ---------------------------------    ----------------
                                               TWELVE MONTHS    SIX MONTHS ENDED    SIX MONTHS ENDED
                                                   ENDED            JUNE 30,            JUNE 30,
                                               DECEMBER 31,     ----------------    ----------------
                                                   1997          1997      1998      1997      1998
                                               -------------    ------    ------    ------    ------
RESULTS OF OPERATIONS
Net sales..................................        100.0%       100.0%    100.0%    100.0%    100.0%
Cost of sales..............................         88.2         86.5      88.2      86.4      88.7
                                                   -----        -----     -----     -----     -----
Gross profit...............................         11.8         13.5      11.8      13.6      11.3
Selling, general and administrative
  expenses.................................          6.2          6.0       5.9       5.5       5.7
Research and development expenses..........          1.0          1.1       1.1       1.6       1.3
Other (income) expense.....................          1.1          0.8       0.6       0.8       0.5
                                                   -----        -----     -----     -----     -----
Operating income...........................          3.5          5.6       4.2       5.7       3.8
Net interest expense.......................          2.7          2.8       2.7       2.1       2.8
                                                   -----        -----     -----     -----     -----
Income before taxes........................          0.8          2.8       1.5       3.6       1.0
Income before discontinued operations......          0.6          1.9       0.8       2.6       0.6
Net income.................................           --           --        --       2.1%      0.0%

  Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997 on a Pro Forma and Historical Basis

     The pro forma financial results of the Company described below reflect: (i) the Combination as if it had occurred on January 1, 1997 with respect to 1997 pro forma financial data, and on January 1, 1998 with respect to 1998 pro forma financial data; (ii) the Offering and the application of proceeds thereof as described under "Use of Proceeds" as if the Offering occurred on January 1, 1997 and 1998, respectively; and (iii) the conversion of the Preferred Stock into Common Stock.

     Net Sales. The Company's net sales consist primarily of production sales, tooling sales and prototype sales. Production sales represent sales of the Company's products. The Company generally finances production of tooling until it is delivered to the Company by a third party, at which point the Company is reimbursed by its customer at a previously agreed price and the transaction is accounted for as tooling sales. Prototype sales represent sales of new product designs engineered by the Company's prototype operations.

     Pro forma net sales of the Company were $375.3 million for the first six months of 1998, an increase of $15.9 million, or 4.4%, compared to pro forma net sales of $359.4 million for the first six months of 1997. Adjusted for currency effects, pro forma net sales increased by 11.2%. The increase in pro forma net sales was due principally to: (i) new product launches in the first six months of 1998; and (ii) products launched in 1997 reaching full production during 1998. During the first six months of 1998, the major models on which the Company had significant content included the Renault Twingo, Megane, Clio and Laguna; the Peugeot-Citroen 806-Evasion; and the Chrysler Jeep Cherokee and Jeep Grand Cherokee and Chrysler minivans.

     Historical net sales of Sofedit, as predecessor, were $255.6 million for the six months ended June 30, 1997, compared to $322.3 million for the six months ended June 30, 1998, which reflects the results of operations of MS Acquisition from April 1, 1998.

     Cost of Sales and Gross Profit. Pro forma cost of sales was $331.1 million for the first six months of 1998 (88.2% of pro forma net sales for the same period), an increase of $20.1 million, or 6.5%, compared to pro forma cost of sales of $311.0 million for the first six months of 1997 (86.5% of pro forma net sales for the same period). Adjusted for currency effects, pro forma cost of sales increased by 13.4%. Pro forma cost of sales increased primarily as a result of increased net sales volume and a significant level of launch costs. In Europe, pro forma cost of sales as a percentage of pro forma net sales increased principally due to: (i) a significant number of recently launched products being manufactured at volumes below full production levels; (ii) significant steel price increases in Europe; (iii) a change of sales mix leading to increased purchases of components for which the Company's added-value is lower; (iv) approximately $2.0 million in nonrecurring charges related to the effects on the Company from the bankruptcy of an equipment supplier; and (v) certain price concessions given to two of the Company's major customers. In North America, cost of sales as a percentage of net sales increased principally due to: (i) costs in connection with the launch of the new Jeep Grand Cherokee and the phasing out of the production of the previous model in May, 1998; (ii) a significant increase in tooling sales which typically have a higher cost of sales component than the Company's production sales; and (iii) the negative impact of the GM strike.

     As a result of the factors discussed above, pro forma gross profit was $44.2 million for the first six months of 1998 (11.8% of pro forma net sales for the same period), a decrease of $4.2 million, or 8.7%, compared to pro forma gross profit of $48.4 million for the first six months of 1997 (13.5% of pro forma net sales for the same period). Adjusted for currency effects, pro forma gross profit decreased by 2.8%. In Europe, adjusting for currency effects, gross profit for the first six months of 1998 increased by 1.0%, compared to pro forma gross profit for the first six months of 1997. In North America, pro forma gross profit decreased by 17.5% for the first six months of 1998, compared to pro forma gross profit for the first six months of 1997.

     Historical cost of sales of Sofedit, as predecessor, was $220.9 million for the six months ended June 30, 1997, compared to $286.0 million for the six months ended June 30, 1998, which reflects the operations of MS Acquisition from April 1, 1998. Historical gross profit of Sofedit, as predecessor, was $34.7 million for the six months ended June 30, 1997, compared to $36.3 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Selling, General and Administrative Expenses. Pro forma selling, general and administrative expenses were $22.2 million for the first six months of 1998 (5.9% of pro forma net sales for the same period), an increase of $0.8 million, or 3.7%, compared to pro forma selling, general and administrative expenses of $21.4 million for the first six months of 1997 (6.0% of pro forma net sales for the same period). Adjusted for currency effects, selling, general and administrative expenses increased by 10.5%.

     Historical selling, general and administrative expenses of Sofedit, as predecessor, were $14.0 million for the six months ended June 30, 1997, compared to $18.2 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Research and Development Expenses. Pro forma research and development expenses were $4.2 million for the six months ended June 30, 1998 (1.1% of pro forma net sales for the same period), an increase of $0.1 million, or 2.4%, compared to pro forma research and development expenses of $4.1 million for the six months ended June 30, 1997 (1.1% of pro forma net sales for the same period). Adjusted for currency effects, pro forma research and development expenses increased by 9.1%.

     Historical research and development expenses of Sofedit, as predecessor, were $4.1 million for the six months ended June 30, 1997, compared to $4.2 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Other (Income) Expense. Other (income) expense of the Company includes goodwill amortization and employee profit sharing, as well as nonrecurring expenses such as restructuring costs. Pro forma other expense was $2.2 million for the first six months of 1998 and consisted primarily of $0.8 million of goodwill amortization, $0.7 million of employee profit sharing expense, and $0.7 million of nonrecurring expenses. For the six months ended June 30, 1997, the Company's other expense was $2.8 million and consisted primarily of $0.9 million of goodwill amortization, $0.8 million of employee profit sharing expense and $1.1 million of nonrecurring expenses.

     Historical other expense of Sofedit, as predecessor, was $2.1 million for the six months ended June 30, 1997, compared to other expense of $1.6 million for six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Operating Income. As a result of the factors discussed above, pro forma operating income was $15.6 million for the first six months of 1998 (4.2% of net sales for the same period), a decrease of $4.5 million, or 22.4%, compared to operating income of $20.1 million for the first six months of 1997 (5.6% of pro forma net sales for the period). Adjusted for currency effects, pro forma operating income decreased by 17.4%. In Europe, adjusted for currency effects, operating income increased by 3.2% for the first six months of 1998 compared to the first six months of 1997. In North America, operating income decreased by 69.8% for the first six months of 1998 compared to the first six months of 1997.

     Historical operating income of Sofedit, as predecessor, was $14.5 million for the six months ended June 30, 1997, compared to $12.3 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Net Interest Expense. Net interest expense for the Company includes interest expense net of interest income. Pro forma net interest expense was $10.3 million for the first six months of 1998, an increase of $0.1 million, or 1.0%, compared to pro forma net interest expense of $10.2 million for the first six months of 1997. The Company's average debt during the first six months of 1998 was $276.2 million, with a weighted average interest rate of 4.5% for European operations and 10.4% for North American operations. The Company's average debt during the first six months of 1997 was $282.6 million, with a weighted average interest rate of 4.5% for European operations and 10.8% for North American operations. The Company did not benefit from significant interest earnings during either period.

     Historical net interest expense of Sofedit, as predecessor, was $5.4 million for the six months ended June 30, 1997, compared to $9.0 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Income Before Taxes. As a result of the factors discussed above, pro forma income before taxes was $5.3 million for the first six months of 1998 (1.5% of pro forma net sales for the same period), a decrease of $4.6 million, or 46.5%, compared to pro forma income before taxes of $9.9 million for the first six months of 1997 (2.8% of pro forma net sales for the same period). Adjusted for currency effects, pro forma income before taxes decreased by 43.0%.

     The pro forma income tax provision was $2.1 million for the first six months of 1998, with an effective tax rate of 39.6%, compared to $3.2 million for the first six months of 1997, with an effective tax rate of 32.3%. The increase in effective tax rate was mainly due to a reduction in a research and development tax credit.

     Historical income before taxes of Sofedit, as predecessor, was $9.1 million for the six months ended June 30, 1997, compared to $3.3 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

     Income Before Discontinued Operations. As a result of the factors discussed above, pro forma income before discontinued operations was $3.2 million for the six months ended June 30, 1998 (0.8% of pro forma net sales for the same period), a decrease of $3.5 million, or 52.2%, compared to pro forma income before discontinued operations of $6.7 million for the first six months of 1997 (1.9% of pro forma net sales for the same period). Adjusted for currency effects, pro forma income before discontinued operations decreased by 44.4%.

     Historical income before discontinued operations of Sofedit, as predecessor, was $6.7 million for the six months ended June 30, 1997, compared to $1.9 million for the six months ended June 30, 1998, which reflects the results of MS Acquisition from April 1, 1998.

  Twelve Months Ended December 31, 1997 on a Pro Forma Basis

     Net Sales. Pro forma net sales of the Company were $693.6 million for 1997. During 1997, the major models on which the Company had significant content included: the Renault Twingo, Megane and Clio; the Opel Astra and Vectra; the Volkswagen Golf and Polo; the Chrysler Jeep Cherokee, Jeep Grand Cherokee, Jeep Wrangler and Chrysler Cirrus/Dodge Stratus; and the GM Oldsmobile Aurora/Buick Riviera.

     Cost of Sales and Gross Profit. Pro forma cost of sales was $611.4 million in 1997 (88.2% of pro forma 1997 net sales).

     Pro forma gross profit was $82.2 million in 1997 (11.8% of pro forma 1997 net sales).

     Selling, General and Administrative Expenses. Pro forma selling, general and administrative expenses were $42.9 million for 1997 (6.2% of pro forma 1997 net sales).

     Research and Development Expenses. Pro forma research and development expenses were $7.4 million in 1997 (1.0% of pro forma 1997 net sales).

     Other (Income) Expense. Pro forma other expense was $7.6 million in 1997 and consisted primarily of: (i) goodwill amortization of $1.9 million; (ii) employee profit sharing expense of $1.4 million; (iii) a restructuring charge of $2.5 million relating to the rationalization of certain prototype facilities; and (iv) a loss of $2.6 million on the disposal of a non-core subsidiary partially offset by other income of $0.8 million.

     Operating Income. As a result of the factors discussed above, pro forma operating income was $24.3 million in 1997 (3.5% of pro forma 1997 net sales).

     Net Interest Expense. Pro forma net interest expense was $19.0 million in 1997. The Company's average debt during this period was $214.7 million, with a weighted average interest rate of 4.5% for the European operations and 11.1% for the North American operations. The Company did not benefit from significant interest earnings during this period.

     Income Before Taxes. As a result of the factors discussed above, pro forma income before taxes in 1997 was $5.3 million.

     The pro forma income tax provision for 1997 was $1.0 million, with an effective tax rate of 18.9%.

     Income Before Discontinued Operations. As a result of the factors discussed above, pro forma income before discontinued operations was $4.3 million in 1997 (0.6% of pro forma 1997 net sales).

SOFEDIT

  Results of Operations

     The following table sets forth, for the periods indicated, Sofedit's statement of operations expressed as a percentage of net sales. This table and subsequent discussions should be read in conjunction with the Consolidated Financial Statements and related notes of Sofedit included elsewhere in this Prospectus.

AS A PERCENTAGE OF NET SALES

                                                                  TWELVE MONTHS ENDED
                                                                     DECEMBER 31,
                                                                -----------------------
                                                                1995     1996     1997
                                                                -----    -----    -----
RESULTS OF OPERATIONS
Net sales...................................................    100.0%   100.0%   100.0%
Cost of sales...............................................     85.5     87.6     88.0
                                                                -----    -----    -----
Gross profit................................................     14.5     12.4     12.0
Selling, general & administrative expenses..................      6.1      6.0      5.4
Research and development expenses...........................      0.9      1.6      1.5
Other (income) expense......................................      0.5     (0.1)     1.2
                                                                -----    -----    -----
Operating income............................................      7.0      4.9      3.9
Net interest expense........................................     (3.3)    (2.6)    (2.0)
                                                                -----    -----    -----
Income before taxes.........................................      3.7      2.3      1.9
Income before discontinued operations.......................      3.4      2.3      1.5
Net income..................................................      2.8%     1.5%     1.0%

  Twelve Months Ended December 31, 1997 Compared to Twelve Months Ended December 31, 1996

     Net Sales. Net sales were $487.9 million for 1997, an increase of $3.2 million, or 0.7%, compared to $484.7 million of net sales in 1996. Adjusted for currency effects, net sales increased by 14.9%. The increase in net sales was due principally to: (i) 205 new product launches in 1997 as compared with 155 new launches in 1996; (ii) products launched in 1996 that reached full production during 1997; (iii) an increase in tooling revenues of $24.3 million in advance of scheduled future product launches; and (iv) an increase in the volume of automobile production in Western Europe of 4.9% between 1996 and 1997.

     Cost of Sales and Gross Profit. Cost of sales was $429.4 million in 1997 (88.0% of 1997 net sales), an increase of $4.8 million, or 1.1%, compared to 1996 cost of sales of $424.6 million (87.6% of 1996 net sales). Adjusted for currency effects, cost of sales increased by 15.4%. Cost of sales increased as a result of increased net sales volume and a significant level of launch costs. Cost of sales as a percentage of sales increased due principally to: (i) a significant number of recently launched products being manufactured at volumes below full production levels; (ii) a change of sales mix leading to increased purchases of components for which the Company's added-value is lower; (iii) a significant increase in tooling sales which typically have a higher cost of sales component than the Company's production sales; and (iv) certain charges related to a significant number of new product launches. In particular, the Company incurred approximately $7.0 million of nonrecurring charges related to changes in specifications provided by an OEM with respect to one major product launch and the supply of improper tooling by a customer with respect to a second product launch. In addition, the bankruptcy of one of the Company's equipment suppliers significantly disrupted the Company's operations and resulted in a nonrecurring charge of approximately $1.5 million.

     As a result of the factors discussed above, gross profit was $58.5 million in 1997 (12.0% of 1997 net sales), a decrease of $1.6 million, or 2.7%, compared to 1996 gross profit of $60.1 million (12.4% of 1996 net sales). Adjusted for currency effects, gross profit increased by 11.1%.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $26.1 million in 1997 (5.4% of 1997 net sales), a decrease of $3.1 million, or 10.6%, compared to selling, general and administrative expenses of $29.2 million in 1996 (6.0% of 1996 net sales). Adjusted for currency effects, selling, general and administrative expenses increased by 1.9%. The decrease in selling, general and administrative expenses as a percentage of sales was due primarily to: (i) increased net sales volumes over a relatively fixed level of selling, general and administrative expenses; and (ii) savings from the closure of certain of the Company's prototyping facilities, partially offset by the implementation of a broader administrative structure at certain subsidiaries in anticipation of future growth.

     Research and Development Expenses. Research and development expenses were $7.4 million in 1997 (1.5% of 1997 net sales), a decrease of $0.2 million, or 2.6%, compared to research and development expenses of $7.6 million in 1996 (1.6% of 1996 net sales). Adjusted for currency effects, research and development expenses increased by 11.1%. This increase was due principally to new applications of important technologies such as hydroforming, hot stamping and weight reduction programs involving new steel and aluminum alloys.

     Other (Income) Expense. In 1997, other expense was $6.1 million and consisted primarily of: (i) $0.4 million of goodwill amortization; (ii) $1.4 million of employee profit sharing expense; and (iii) $4.3 million in nonrecurring charges. These nonrecurring charges included a $2.5 million restructuring charge related to the rationalization of the Company's prototype facilities and a $2.6 million charge related to the loss on disposal of a noncore subsidiary. In 1996, other income was $0.6 million and consisted primarily of goodwill amortization of $0.4 million, employee profit sharing expense of $1.3 million and a nonrecurring gain on the sale of a prototype press of $1.5 million.

     Operating Income. As a result of the factors discussed above, operating income was $18.9 million in 1997 (3.9% of 1997 net sales), a decrease of $5.0 million, or 20.9%, compared to operating income of $23.9 million in 1996 (4.9% of 1996 net sales). Adjusted for currency effects, operating income decreased by 9.8%.

     Net Interest Expense. Net interest expense was $9.7 million in 1997, a decrease of $3.2 million, or 24.8%, compared to net interest expense of $12.9 million in 1996. The decrease was attributable to a reduction in interest rates and of net indebtedness. The average interest rate and average debt were approximately 4.5% and $114.6 million, respectively, in 1997, compared to 5.1% and $143.8 million in 1996.

     Income Before Taxes. As a result of the factors discussed above, income before taxes was $9.2 million in 1997 (1.9% of 1997 net sales), a decrease of $1.8 million, or 16.4%, compared to income before taxes of $11.0 million in 1996 (2.3% of 1996 net sales). Adjusted for currency effects, income before taxes decreased by 4.8%.

     Income tax expense was $2.0 million in 1997, compared to an income tax credit of $0.4 million in 1996. The effective tax rate was 21.7% in 1997. The higher effective tax rate in 1997 resulted largely from non-deductible losses on disposal of investments and a reduction in the available research and development tax credits.

     Income Before Discontinued Operations. As a result of the factors discussed above, net income before discontinued operations was $7.2 million for 1997 (1.5% of 1997 net sales), a decrease of $4.2 million, or 36.8%, compared to income before discontinued operations of $11.4 million in 1996 (2.3% of 1996 net sales). Adjusted for currency effects, income before discontinued operations decreased by 27.5%.

     Net Income. As a result of the factors discussed above, net income was $4.7 million (1.0% of 1997 net sales), a decrease of $2.7 million, or 36.5%, compared to net income of $7.4 million in 1996 (1.5% of 1996 net sales). Adjusted for currency effects, net income decreased by 27.0%.

  Twelve Months Ended December 31, 1996 Compared to Twelve Months Ended December 31, 1995

     Net Sales. Net sales were $484.7 million in 1996, an increase of $19.8 million, or 4.3%, compared to net sales of $464.9 million in 1995. Adjusted for currency effects, net sales increased by 6.8%. The increase in net sales was due principally to: (i) 155 new product launches in 1996 as compared to 19 product launches in 1995; (ii) products launched in 1995 that reached full production during 1996; and (iii) an increase in automobile production of 3.7% in Western Europe between 1996 and 1995.

     Cost of Sales and Gross Profit. Cost of sales was $424.6 million in 1996 (87.6% of 1996 net sales), an increase of $27.3 million, or 6.9%, compared to cost of sales of $397.3 million in 1995 (85.5% of 1995 net sales). Adjusted for currency effects, cost of sales increased by 9.5%. Cost of sales increased as a result of increased net sales volume and a significant level of launch costs. Cost of sales as a percentage of net sales increased due principally to: (i) a significant number of launched products manufactured at volumes below full production levels; and (ii) a change of sales mix leading to increased purchases of components for which the Company's added-value is lower, which was partially offset by a decrease in steel purchase prices.

     As a result of the factors discussed above, gross profit was $60.1 million in 1996 (12.4% of 1996 net sales), a decrease of $7.5 million, or 11.1%, compared to gross profit of $67.6 million in 1995 (14.5% of 1995 net sales). Adjusted for currency effects, gross profit decreased by 8.9%.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $29.2 million in 1996 (6.0% of 1996 net sales), an increase of $0.8 million, or 2.8%, compared to selling, general and administrative expenses of $28.4 million in 1995 (6.1% of 1995 net sales). Adjusted for currency effects, selling, general and administrative expenses increased by 5.5%. Selling, general and administrative expenses increased in 1996 due principally to the implementation of a broader administrative structure in preparation for future growth as well as the relocation of the Company's headquarters.

     Research and Development Expenses. Research and development expenses were $7.6 million for 1996 (1.6% of 1996 net sales), an increase of $3.2 million, or 72.7%, compared to research and development expenses of $4.4 million in 1995 (0.9% of 1995 net sales). Adjusted for currency effects, research and development expenses increased by 78.5%. The increase in research and development expenses was due primarily to research and development relating to hydroforming technology, heat shields and engine supports.

     Other (Income) Expense. In 1996, other income was $0.6 million and consisted primarily of (i) goodwill amortization of $0.4 million; (ii) employee profit sharing expense of $1.3 million; and (iii) a nonrecurring gain of $1.5 million relating to the sale of a prototype press. In 1995, other expense was $2.1 million and consisted primarily of: (i) goodwill amortization of $0.3 million; and (ii) employee profit sharing expense of $2.4 million.

     Operating Income. As a result of the factors discussed above, operating income was $23.9 million in 1996 (4.9% of 1996 net sales), a decrease of $8.8 million, or 26.9%, compared to operating income of $32.7 million in 1995 (7.0% of 1995 net sales). Adjusted for currency effects, operating income decreased by 25.3%.

     Net Interest Expense. Net interest expense was $12.9 million, a decrease of $2.4 million, compared to net interest expense of $15.3 million in 1995. This decrease was attributable primarily to a reduction in interest rates. The weighted average interest rate and the average debt of Sofedit were 4.8% and $734 million, respectively, for 1996, compared to 5.1% and $702 million, respectively, for 1995.

     Income Before Taxes. As a result of the factors discussed above, income before taxes was $11.0 million in 1996 (2.3% of 1996 net sales), a decrease of $6.4 million, or 36.8%, compared to income before taxes of $17.4 million in 1995 (3.7% of 1995 net sales). Adjusted for currency effects, income before taxes decreased by 35.1%.

     Income taxes in 1996 resulted in a credit of $0.4 million, compared with an income tax provision of $1.4 million in 1995. The credit was a result of a higher research and development tax credit in 1996 compared to 1995.

     Income Before Discontinued Operations. As a result of the factors discussed above, income before discontinued operations was $11.4 million for 1996 (2.3% of 1996 net sales), a decrease of $4.6 million, or 28.8%, compared to income before discontinued operations of $16.0 million in 1995 (3.4% of 1995 net sales). Adjusted for currency effects, income before discontinued operations decreased by 27.1%.

     Net Income. As a result of the factors discussed above, net income was $7.4 million in 1996 (1.5% of 1996 net sales), a decrease of $5.4 million, or 42.2%, compared to net income of $12.8 million in 1995 (2.8% of 1995 net sales). Adjusted for currency effects, net income decreased 40.9%.

MS ACQUISITION

  Results of Operations

     The following table sets forth, for the periods indicated, MS Acquisition's consolidated statement of operations expressed as a percentage of net sales. This table and subsequent discussions should be read in conjunction with the Consolidated Financial Statements and related notes thereto of MS Acquisition. Because the Combination was accounted for as of April 1, 1998, the purchase accounting adjustments on MS Acquisition relating to the Combination are not reflected in the results described below. See "-- The Company -- Results of Operations (pro forma and historical)".

AS A PERCENTAGE OF NET SALES

                                                   TWELVE MONTHS ENDED             THREE MONTHS ENDED
                                             --------------------------------    ----------------------
                                             DEC. 31,    DEC. 29,    DEC. 28,    MARCH 30,    MARCH 29,
                                               1995        1996        1997        1997         1998
                                             --------    --------    --------    ---------    ---------
RESULTS OF OPERATIONS
Net sales................................     100.0%      100.0%      100.0%       100.0%       100.0%
Cost of sales............................      86.6        85.6        88.1         85.3         84.7
                                              -----       -----       -----        -----        -----
Gross profit.............................      13.4        14.4        11.9         14.7         15.3
Selling, general and administrative
  expenses...............................       5.9         7.0         8.2          6.5          8.1
Other (income) expense...................       0.4         0.4         0.4          0.4          0.4
                                              -----       -----       -----        -----        -----
Operating income.........................       7.1         7.0         3.3          7.8          6.8
Net interest expense.....................       4.1         4.4         5.4          5.1          5.9
                                              -----       -----       -----        -----        -----
Income (loss) before taxes...............       3.0         2.6        (2.1)         2.7          0.9
Net income (loss)........................       2.2%        0.9%       (2.1)%        1.1%         0.0%

  Three Months Ended March 29, 1998 Compared to Three Months Ended March 30,
1997

     Net Sales. Net sales were $53.1 million for the first quarter of 1998, a decrease of $2.0 million, or 3.6%, compared to net sales of $55.1 million for the first quarter of 1997. The decrease in net sales was due primarily to: (i) the disposal of low volume, marginally profitable roll-form jobs; and (ii) the phasing out of production related to GM's C/K truck due to a platform change that began in third quarter 1997. This decrease was partially offset by an increase in Jeep Cherokee sales. The most important models for which MS Acquisition supplied modules and components were the Chrysler Jeep Cherokee and Jeep Grand Cherokee and Chrysler minivans.

     Cost of Sales and Gross Profit. Cost of sales was $45.0 million for the first quarter of 1998 (84.7% of net sales for the same period), a decrease of $2.0 million, or 4.3%, compared to cost of sales of $47.0 million in the first quarter of 1997 (85.3% of net sales for the same period). Cost of sales decreased primarily as a result of the improved production on factory assist work, which generally consists of short-term assignments to produce components of existing models previously made in-house by OEMs. The Company currently participates in steel buying programs with Chrysler and GM under which the Company has substantially mitigated the effects of steel price volatility.

     As a result of the factors discussed above, gross profit was $8.1 million for the first quarter of 1998 (15.3% of net sales for the same period), compared to $8.1 million for the first quarter of 1997 (14.7% of net sales for the same period).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $4.3 million for the first quarter of 1998 (8.1% of net sales for the same period), an increase of $0.7 million, or 19.4%, compared to selling, general and administrative expenses of $3.6 million for the first quarter of 1997 (6.5% of net sales for the same period). The increase, as a percentage of sales, was due to launch costs and additional staff hired to support new platforms, especially for the new Chrysler Jeep Grand Cherokee, the Saturn LS and new CAMI programs.

     Other (Income) Expense. In the first quarter of 1998 and 1997, other expense consisted of goodwill amortization of $0.2 million in each period.

     Operating Income. As a result of the factors discussed above, operating income was $3.6 million for the first quarter of 1998 (6.8% of net sales for the same period), a decrease of $0.7 million, or 16.3%, compared to operating income of $4.3 million for the first quarter of 1997 (7.8% of net sales for the same period).

     Net Interest Expense. Net interest expense was $3.1 million for the first quarter of 1998, an increase of $0.3 million, or 10.7%, compared to net interest expense of $2.8 million for the first quarter of 1997. The weighted average interest rate and average debt were 10.4% and $109.7 million, respectively, for the first quarter of 1998, compared to 11.7% and $95.6 million, respectively, for the first quarter of 1997.

     Income Before Taxes. As a result of the factors discussed above, income before taxes was $0.5 million for the first quarter of 1998 (0.9% of net sales for the same period), a decrease of $1.0 million, or 66.7%, compared to income before taxes of $1.5 million for the first quarter of 1997 (2.7% of 1997 net sales for the same period).

     The income tax provision in the first quarter of 1998 was $0.1 million with an effective tax rate of 30.9%, compared to a provision of $0.6 million with an effective tax rate of 38.7% for the same period in 1997.

     Net Income. As a result of the factors discussed above, net income was negligible for the first quarter of 1998, a decrease of $0.6 million, compared to net income of $0.6 million for the first quarter of 1997 (1.1% of net sales for the same period). Net income included preferred dividends of $0.4 million and $0.3 million in the first quarters of 1998 and 1997, respectively.

  Twelve Months Ended December 28, 1997 Compared to Twelve Months Ended December 29, 1996

     Net Sales. Net sales were $205.7 million in 1997, a decrease of $5.8 million, or 2.7%, compared to net sales in 1996 of $211.5 million. The decrease in net sales was due principally to the planned phase-out of two programs: a cargo van floor pan and side rail assemblies, and a small truck door beam program, during the second quarter of 1996, partially offset by increased Chrysler minivan sales and factory assist work. During 1997, models on which MS Acquisition had significant content included the Chrysler Jeep Cherokee and Grand Cherokee and Chrysler minivans.

     Cost of Sales and Gross Profit. Cost of sales was $181.3 million in 1997 (88.1% of 1997 net sales), an increase of $0.3 million, or 0.2%, compared to cost of sales of $181.0 million in 1996 (85.6% of 1996 net sales). Cost of sales as a percentage of net sales increased primarily as a result of inefficiencies in factory assist work in the second half of 1997.

     As a result of the factors discussed above, gross profit was $24.4 million in 1997 (11.9% of 1997 net sales), a decrease of $6.1 million, or 20.0%, compared to gross profit of $30.5 million in 1996 (14.4% of 1996 net sales).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $16.8 million in 1997 (8.2% of 1997 net sales), an increase of $1.9 million, or 12.8%, compared to selling, general and administrative expenses of $14.9 million in 1996 (7.0% of 1996 net sales). As a percentage of sales, the increase in selling, general and administrative expenses was due principally to the hiring of additional engineering and quality assurance staff to support new business.

     Other (Income) Expense. Other expense was $0.8 million in each of 1997 and 1996 as goodwill amortization remained constant in the two periods.

     Operating Income. As a result of the factors discussed above, operating income was $6.8 million for 1997 (3.3% of 1997 net sales), a decrease of $8.0 million, or 54.1%, compared to operating income of $14.8 million in 1996 (7.0% of 1996 net sales).

     Net Interest Expense. Net interest expense was $11.2 million in 1997, an increase of $1.8 million, or 19.1%, compared to net interest expense of $9.4 million in 1996. The weighted average interest rate and average debt for 1997 were 11.1% and $100.1 million, respectively, compared to 12.2% and $77.2 million, respectively, in 1996.

     Income Before Taxes. As a result of the factors discussed above, loss before taxes was $4.4 million in 1997 ((2.1)% of 1997 net sales), a decrease of $9.8 million, compared to income before taxes of $5.4 million in 1996 (2.6% of 1996 net sales).

     The credit for income taxes in 1997 was $1.4 million, as compared to a provision for taxes of $2.0 million, with an effective tax rate of 36.5% in 1996.

     Net Income (loss). As a result of the factors discussed above, net loss was $4.3 million in 1997 ((2.1)% of 1997 net sales), a decrease of $6.1 million compared to net income of $1.8 million in 1996 (0.9% of 1996 net sales). Net income (loss) included $1.3 million and $0.5 million of preferred dividends in 1997 and 1996, respectively.

  Twelve Months Ended December 29, 1996 Compared to Twelve Months Ended December 31, 1995

     Net Sales. Net sales were $211.5 million in 1996, a decrease of $0.4 million, or 0.2%, compared to net sales of $211.9 million in 1995. The decrease in net sales was due principally to the planned phase-out of a full size GM van as well as the successful completion of a factory assist job which ran for 16 months from early 1994 to mid-1995. Partially offsetting these decreases was an increase in net sales of the Chrysler Jeep Cherokee, full year production of the GM minivan and incremental GM factory assist work. Tooling sales increased in 1996 compared to 1995 principally as a result of the GM G-car weld assembly tooling. Prototype sales increased in 1996 compared to 1995 as a result of the Chrysler Jeep Grand Cherokee prototype. During 1996, major vehicle models supplied by MS Acquisition were the Chrysler Jeep Cherokee and Jeep Grand Cherokee and the GM minivan. During 1995, major vehicles supplied were the Chrysler Jeep Cherokee and Jeep Grand Cherokee and the full-size GM cargo van.

     Cost of Sales and Gross Profit. Cost of sales was $181.0 million in 1996 (85.6% of 1996 net sales), a decrease of $2.5 million, or 1.4%, compared to cost of sales of $183.5 million in 1995 (86.6% of 1995 net sales). Cost of sales decreased due to a loss of net sales after the planned successful completion of a Chrysler factory assist job which had run from early 1994 to mid-1995. Additionally, gross profit was negatively affected by a 17-day work stoppage in March, 1996 at two GM plants.

     As a result of the factors above, gross profit was $30.5 million in 1996 (14.4% of net sales in 1996), an increase of $2.1 million, or 7.4%, compared to gross profit of $28.4 million in 1995 (13.4% of 1995 net sales).

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $14.9 million in 1996 (7.0% of 1996 net sales), an increase of $2.3 million, or 18.3%, compared to selling, general and administrative expenses of $12.6 million in 1995 (5.9% of 1995 net sales). Selling, general and administrative expenses were negatively impacted in 1996 by $0.6 million of nonrecurring costs associated with the issuance of the Senior Notes and other related costs, $0.4 million in writeoffs of uncollectible accounts receivable and additional engineering expenses of $1.3 million to support new programs.

     Other (Income) Expense. Other expense was $0.8 million in each of 1996 and 1995 as goodwill amortization remained constant in the two periods.

     Operating Income. As a result of the factors discussed above, operating income was $14.8 million in 1996 (7.0% of 1996 net sales), a decrease of $0.2 million, or 1.3%, as compared to operating income in 1995 of $15.0 million (7.1% of 1995 net sales).

     Net Interest Expense. Net interest expense was $9.4 million in 1996, a decrease of $0.8 million, or 9.3%, compared to net interest expense of $8.6 million in 1995. The weighted average interest rate and average debt for 1996 were 12.2% and $77.2 million, respectively, compared to 13.3% and $64.4 million, respectively, for 1995.

     Income Before Taxes. As a result of the factors discussed above, income before taxes was $5.4 million in 1996 (2.6% of 1996 net sales), a decrease of $1.0 million, or 15.6%, compared to income before taxes of $6.4 million in 1995 (3.0% of 1995 net sales).

     The provision for income taxes was $2.0 million in 1996, with an effective rate of 36.5%, as compared to a provision of $1.8 million with an effective tax rate of 29.0% in 1995. The 1995 effective tax rate was lower than the statutory rate primarily as a result of the effect of the graduated rates on the deferred tax balances and the reversal of reserves no longer required, partially offset by the impact of non-deductible goodwill amortization. The 1996 effective tax rate primarily reflected the impact of non-deductible goodwill amortization.

     Net Income. As a result of the factors discussed above, net income was $1.8 million for 1996 (0.9% of 1996 net sales), a decrease of $2.8 million, or 60.9%, compared to net income of $4.6 million in 1995 (2.2% of 1995 net sales).

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of liquidity are cash generated from operations and short-term and long-term debt, including the sale of receivables. The Company's principal use for these funds is to finance working capital needs, debt service requirements and planned maintenance and expansion activities. The Company's liquidity is affected by both the cyclical nature of its business and its level of net sales. The Company believes that operating cash flow and its line of bank credit will be sufficient to cover its short-term and long-term capital expenditures and debt repayment obligations. Nevertheless, the Company's ability to meet these liquidity demands will depend upon future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control.

     As described under "Risk Factors", the Company will make a tender offer for the Senior Notes. Based on current market conditions, the Company believes that its offer to purchase will not be accepted in a material principal amount. Consequently, the Company has not currently arranged additional financing to cover the repayment of interest and principal of any or all the Senior Notes.

  Financial Condition

     At June 30, 1998, the Company had available cash, cash equivalents and marketable securities totaling $22.9 million, compared to $11.6 million on a pro forma basis at December 31, 1997. At June 30, 1998, the Company had current assets of $315.5 million and $312.5 million in current liabilities, giving it working capital (including cash) of $3.0 million, compared to pro forma working capital at December 31, 1997 of $12.4 million.

     At June 30, 1998, the Company was committed to working capital expenditures of approximately $11.4 million through the end of 1998 for welding and assembly machinery and press automation. The Company expects to cover these commitments through cash flows from operating activities and leasing contracts.

     At June 30, 1998, the Company had $24.3 million available under its Amended and Restated Credit Agreement dated as of April 10, 1998 and further amended on May 20, 1998 and August 6, 1998, among Aetna, the Company, Aetna Holdings, Aetna Export Sales Co., Aetna Canada and NBD Bank (the "Senior Revolving Credit Facility"). In addition, the Company had outstanding, at June 30, 1998, $55.5 million under its accounts receivables sale program. See "-- Outstanding Debt".

     Certain indebtedness of the Company and its subsidiaries contains restrictive covenants, including the maintenance of certain financial ratios and restrictions on dividend payments to the Company from certain Company subsidiaries. The restriction on Aetna's dividend payments under the Senior Notes (as defined below) may adversely affect the Company's liquidity. In addition, due to covenants in the Senior Notes related to Aetna's consolidated fixed charge coverage ratio and net worth, in order for Aetna to incur additional debt above the minimum allowed under the Senior Notes, Aetna would be required to obtain suitable approval from the holders of the Senior Notes. As of June 30, 1998, the Consolidated Fixed Charge Coverage Ratio of
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

Aetna was 1.9 to 1.00. As a result, since that date, Aetna has been prohibited from incurring additional indebtedness or paying dividends to its parent, Aetna Holdings. The Company believes, however, that sufficient cash flow is available to its non-Aetna operations to meet the needs of these other operations independently. See "Risk Factors -- Substantial Leverage and Debt Service Obligations" and "--Outstanding Debt".

  Sales of Receivables

     As of June 30, 1998, the Company had $55.5 million of receivables sold to finance short-term working capital needs. On average, the discount rate on these sales is PIBOR +0.5%.

  Cash Flows

     The Company's pro forma net cash from operating activities was $29.4 million during the first six months of 1998, an increase of $8.3 million, or 39.3%, compared to pro forma net cash from operating activities of $21.1 million for the first six months of 1997. Adjusting for currency effects, pro forma net cash from operating activities increased by 48.3%. This increase was due primarily to more efficient management of the Company's working capital, including sales of receivables under a receivable sales program, partially offset by a declining cash flow from operating activities in the Company's North American operations. Pro forma net cash flow from operating activities was $31.6 million in 1997.

     The Company's pro forma cash used in investing activities was $20.9 million during the first six months of 1998, an increase of $4.3 million, or 25.9%, compared to pro forma cash used in investing activities of $16.6 million during the first six months of 1997. Adjusting for currency effects, pro forma cash used in investing activities increased by 34.3%. This increase was due principally to: (i) a significant investment in capital equipment to further automate the Company's largest facility in Europe; and (ii) the reconfiguration and retooling of certain of the Company's North American facility in advance of several major product launches. This increase was partially offset by the effect of the Company's purchase for approximately $3.9 million of a minority interest in an aluminum business in 1997. Pro forma cash used in investing activities was $31.6 million in 1997.

     The Company's pro forma cash provided by financing activities was $3.0 million during the first six months of 1998, compared to pro forma cash used in financing activities of $6.5 million in the first six months of 1997. Pro forma cash flow from financing activities was due principally to borrowings from a short-term credit source to finance a significant increase in tooling production in advance of several major product launches, partially offset by an increase in repayments of other indebtedness in the first six months of 1998 of approximately $2.1 million. Pro forma cash used in financing activities was $1.6 million in 1997.

  Outstanding Debt

     At June 30, 1998, the Company had total outstanding debt of $278.0 million, including $55.5 million in short-term debt and $222.5 million in long-term debt. Short-term debt consisted primarily of short-term bank loans and borrowings under the Senior Revolving Credit Facility and $15.3 million in bank overdrafts. Long-term debt consisted of $85.0 million of Senior Notes and $109.6 million in long-term bank loans and $27.9 million of capital leases.

     Aetna Senior Notes

     In 1996, Aetna issued and registered $85.0 million of 11 7/8% Senior Notes due 2006 (the "Senior Notes"). The Senior Notes are senior unsecured obligations of Aetna, ranking pari passu in right of payment with all other senior unsecured obligations of Aetna. The Senior Notes are redeemable, at Aetna's option, in whole at any time or in part from time to time, on and after October 1, 2001, upon not less than 30 nor more than 60 days' notice, at a redemption price ranging from 105.9% to approximately 100.0%, depending upon the time of redemption. The indenture of the Senior Notes of Aetna (the "Senior Notes Indenture") provides that upon the occurrence of a Change of Control, Aetna will be required to offer to each holder the option to purchase all or a portion of such holder's Senior Notes, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. "Change of Control" is defined under the Senior Note Indenture to include, among others, one or more of the following events: (i) prior to the first public offering of voting stock of MS Acquisition, Aetna Holdings or Aetna, any person or group (other than certain stockholders) shall be entitled to designate for election directors of MS Acquisition, Aetna Holdings or Aetna having a majority of the total voting power of the Board of Directors of MS Acquisition, Aetna Holdings or Aetna, or (ii) after the first public offering of voting stock of MS Acquisition, Aetna Holdings or Aetna, any person or group (other than certain stockholders) is or becomes the beneficial owner, directly or indirectly, of voting stock that represents more than a majority of the aggregate voting power of all classes of the voting stock of MS Acquisition, Aetna Holdings or Aetna, voting together as a single class. If the Company were to experience one or more of these Change of Control events, there can be no assurance that the holders of the Senior Notes would not tender all or part of their Senior Notes for redemption by the Company, which could result in a material adverse effect on the Company's financial position. If all of such Senior Notes were tendered, the Company estimates it would have to pay $85.9 million in principal and unpaid and accrued interest thereon within 60 days.

     The Company believes that the Offering may result in a Change of Control. Upon consummation of the Offering, the Company will offer to purchase all of the Senior Notes pursuant to the Change of Control provisions of the Senior Notes Indenture.

     The Senior Notes Indenture contains certain covenants for the benefit of the holders of the Senior Notes that, among other things, limit the ability of Aetna and its subsidiaries to: (i) enter into certain transactions with affiliates; (ii) consummate certain asset sales; (iii) incur indebtedness that is senior in right of payment to the Senior Notes; (iv) incur liens; (v) merge or consolidate with any other person; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Aetna; or
(vii) pay dividends. Under the ratios included in the Senior Note Indenture, Aetna is currently restricted from paying dividends and from incurring certain additional indebtedness. See "-- Financial Condition".

     Aetna's Senior Revolving Credit Facility

     Aetna is currently party to a Senior Revolving Credit Facility that provides for a revolving credit facility, including letters of credit, in an aggregate principal amount of up to $56.5 million. All loans incurred under the Senior Revolving Credit Facility mature on March 31, 2001. At June 30, 1998, Aetna had borrowed $25.9 million under the Senior Revolving Credit Facility.

     Indebtedness of Aetna under the Senior Revolving Credit Facility is secured by a first priority security interest on the assets of Aetna and its subsidiaries. Aetna's borrowings under the Senior Revolving Credit Facility bear interest at a floating rate.

     The Senior Revolving Credit Facility requires that the Company meet certain financial tests, including, without limitation, minimum levels of consolidated net worth, minimum interest coverage, a maximum leverage ratio, and a maximum amount of capital expenditures. The Senior Revolving Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements.

     Other Debt of the Company

     At June 30, 1998, the Company and its subsidiaries had approximately $56.5 million of bank term loans outstanding, $31.2 million of capital leases, $15.3 million in bank overdrafts and $3.4 million of other debt that will remain outstanding after application of the proceeds of the Offering. These loans and capital leases contain terms and conditions which are standard in France and the United States.

     In addition, the Company intends to prepay the following indebtedness with the proceeds of the Offering: approximately $12.0 million of bank term loans of the former Sofedit stockholders assumed by the Company in connection with the Combination; $8.2 million of Junior Notes; and $40.9 million of Promissory Notes. See "Use of Proceeds".

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

EUROPEAN MONETARY UNION

     Since a substantial portion of the Company's activities are carried out in Europe, the Company is actively preparing for the introduction of a single European currency. After January 1, 1999, the Company will be required, upon the request of any party with which it transacts, to use the euro as a currency of payment in its European commercial activities in certain financial transactions and in dealings with administrative bodies. On the basis of currently available information, the Company does not expect that expenses to be incurred in connection with the introduction of the euro as a currency of payment will have a material adverse effect on the results of operations or financial position of the Company.

INFLATION

     The Company believes that the relatively moderate inflation over the last few years has not had a significant impact on the Company's revenues or profitability and that the Company has been able to offset the effects of inflation by increasing prices or by realizing improvements in operating efficiency.

YEAR 2000

     The Company has conducted a review of its computer systems to identify those areas that may not be Year 2000 compliant and is developing a plan to resolve the issue. The Company believes that by modifying existing software and obtaining new releases of licensed software, the Year 2000 transition can be carried out without significant operational expenses or significant investments in computer systems improvements. On the basis of currently available information, the Company does not expect that expenses to be incurred in connection with the continuing identification of systems which are not Year 2000 compliant and with their replacement or upgrade will have a material adverse impact on the results of operations or financial position of the Company. There can be, however, no assurances of the absence of any disruptions in the Company's own systems or those of its customers and suppliers. The Company considers that sufficient resources have been dedicated to address these issues in a timely manner.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 addresses the accounting for derivative instruments. This statement is not expected to have any effect on the Company's financial position or results of operations.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5 ("SOP" 98-5), "Reporting on the Costs of Start-up Activities". This statement prescribes accounting treatment for start-up activities and is effective for fiscal years beginning after December 15, 1998. This statement is not expected to have a material effect on the Company's financial position or results of operations.

     In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosure about Pension and Other Post-Retirement Benefits." SFAS 132 revises employers' disclosures about pension and other post-retirement benefit plans but does not change the measurement or recognition of those plans. This statement is not expected to have a material effect on the Company's financial position or results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading full-service supplier of highly engineered metal-formed components, complex modules and mechanical assemblies for automotive OEMs in Europe and North America. The Company believes it produces one of the broadest ranges of automotive stampings and other metal-formed products of any OEM supplier within these markets. The Company's products are manufactured through a variety of processes including complex stamping, high-pressure hydroforming and, beginning in 1999, hot stamping. The Company's products include: (i) structural components and modules for chassis, suspension, floor pan and engine cradle systems; (ii) large exterior door and body panel modules; (iii) mechanical assemblies such as pedal systems and door-check mechanisms; and (iv) other complex components such as stamped pulleys and crankshaft pulley dampers. The Company's products are used by most of the major automotive OEMs worldwide, such as Chrysler, GM, Jaguar, Mercedes-Benz, Mitsubishi, Peugeot-Citroen, Porsche, Renault, Toyota, Volkswagen and Volvo. On a pro forma basis, the Company's net sales for 1997 and the first six months of 1998 were $693.6 million and $375.3 million, respectively.

     The Company's international presence is the result of the April 1998 combination of Sofedit and Aetna, two leading stamping and metal-forming companies in Europe and North America, respectively. Today, the Company produces over 100 types of products for 60 models on 40 platforms from 23 plants in Europe and North America. The Company believes that the component supply segment of the automotive supply industry is highly fragmented but undergoing significant consolidation. This consolidation is being driven by OEM requirements for increased global sourcing for global platforms and increased outsourcing of design and production. As a result of the Combination, the Company believes it is uniquely positioned to capitalize on these trends.

     The Company has a significant international presence with approximately 70% and 30% of its pro forma 1997 net sales generated from sales to customers in Europe and North America, respectively. The Company believes it is well-positioned on top-selling vehicles in Europe and North America. For example, the Company currently supplies products used on seven of the ten top-selling vehicles in Europe, including the Renault Twingo, Megane and Clio, the Opel Astra and Vectra, and the Volkswagen Golf and Polo. The Company also supplies products used on such top-selling vehicles in North America as the Chrysler Jeep Cherokee, Jeep Grand Cherokee and Jeep Wrangler, Chrysler Cirrus/Dodge Stratus, Buick Riviera/Oldsmobile Aurora, Chevrolet Astro/GMC Safari, Pontiac Bonneville, Buick Park Avenue, Chevrolet Cavalier and Saturn LS. Approximately 78.5% of the Company's 1997 pro forma North American net sales were derived from the higher-growth light truck segment.

     The Company has a substantial number of new products for car and light truck platforms in the early stages of production, including platforms for Chrysler (two), GM (one) and CAMI (one) in North America and products for new vehicles for Renault (six), for Peugeot-Citroen (five) and one for each of Volkswagen, Mercedes-Benz, Mitsubishi, GM, Toyota and Volvo in Europe. In connection with the introduction of these new products, the Company made significant investments and incurred significant launch and other costs. The Company believes that it is now well-positioned to realize the benefits of these investments as they reach full production.

     The Company's business strategy is to: (i) leverage and expand its international presence to exploit future opportunities; (ii) capitalize on technical design and engineering capabilities; (iii) exploit new technologies such as high-pressure hydroforming; (iv) achieve continuous quality improvements and enhance manufacturing efficiencies; and (v) pursue strategic acquisitions.

INDUSTRY OVERVIEW

     The Company believes that the component supply segment of the automotive supply industry is highly fragmented and undergoing significant consolidation. This consolidation is being driven by OEM requirements for increased global sourcing for global platforms, and increased outsourcing of design and production. The

Company believes that these requirements can best be met by suppliers such as the Company, which have sufficient size, geographic presence and financial resources to meet such demands.

     Global Sourcing Trends. OEMs are positioning themselves to meet global demands by designing and producing cars on a reduced number of global platforms which can be designed in one vehicle center but produced and sold in many different geographic markets, thereby allowing OEMs to reduce design costs and take full advantage of low-cost manufacturing locations. For example, GM has announced it will use three major global platforms in its international passenger car operations, and European OEMs have announced similar initiatives. The Company believes that such standardization of OEM platforms will result in fewer suppliers, with each of the remaining suppliers delivering greater volumes. The Company believes that only suppliers with facilities strategically located near OEM facilities will be able to take advantage of this trend.

     Increased Systems/Modular Sourcing. In conjunction with the changing trends regarding global platforms, OEMs increasingly require suppliers to be capable of providing complete systems or modules rather than separate component parts. A system is a group of component parts which operate together to provide a specific engineering-driven function, whereas a module is a group of systems and/or component parts which are assembled and shipped to the OEM for installation in a vehicle as a unit. By outsourcing complete systems or modules, OEMs are able to reduce the costs associated with the design and integration of different components and improve quality by enabling their suppliers to assemble and test major portions of the vehicle prior to beginning production. As a result of the trend of having suppliers produce and assemble larger modules, proximity to the OEMs' facilities is increasingly important. This trend is more advanced in North America than in Europe.

     Increased Supplier Design and Development. The Company believes that implementation of global sourcing strategies is accelerating the trend toward involving potential suppliers earlier in the design and development process of new global platforms. Consequently, the Company believes that the key success factors for OEM suppliers have changed from pure cost minimization to total program management that encompasses state-of-the-art design, manufacture and delivery of high-quality products at competitive prices on a global scale.

     Continued Outsourcing. As in other segments of the automotive components industry, the Company expects outsourcing to accelerate in the stamping and metal-forming areas. In both Europe and North America, class A exposed surface panels ("body-in-white") have traditionally been produced in-house by OEMs, while unexposed body structure and unexposed underbody/chassis assemblies are being increasingly outsourced. In general, outsourcing of stampings in Europe has been constrained by the geographic dispersion of OEM assembly plants. The Company believes that opportunities for outsourcing will considerably increase for suppliers having the geographic reach and ability to supply components and modules from nearby manufacturing facilities.

COMPETITIVE STRENGTHS

     The Company believes it possesses the following distinct competitive strengths: (i) international presence; (ii) strong relationships with a diversified customer base; (iii) full-service technical, design and engineering capabilities; (iv) a highly motivated and experienced management team; and (v) a proven ability to identify and successfully manage acquisitions. The Company intends to capitalize on these competitive strengths to continue to generate consistent revenue growth and increased profitability in the future.

     International Presence. With 23 plants in Europe and North America, the Company believes it is one of a limited group of high-quality, full-service automotive suppliers able to provide significant volumes of stampings and mechanical assemblies on an international basis. The majority of the Company's plants are strategically located near OEM production facilities. The Company also believes that its international approach has resulted in recent awards of new business from existing customers, including GM's Opel unit in Poland and Renault in Brazil, as well as awards of business from new customers such as BMW/Rover, CAMI and Mitsubishi North America.

     Strong Relationships with a Diversified Customer Base. The Company's full-service capabilities have enabled it to become a leading supplier to nearly all of the world's major automotive OEMs, including Chrysler, GM, Jaguar, Mercedes-Benz, Mitsubishi, Peugeot-Citroen, Porsche, Renault, Toyota, Volkswagen and Volvo. Many of these major OEMs have become customers of the Company in the last five years, which has contributed to significant sales growth. During this period, the Company has solidified long-term relationships with Chrysler, GM, Peugeot-Citroen and Renault, each of which accounted for more than 7% of the Company's pro forma 1997 net sales, although no single customer accounted for more than 25% of the Company's pro forma 1997 net sales.

     Full-Service Technical, Design and Engineering Capabilities. The Company believes it is one of a few automotive suppliers in Europe and North America capable of meeting OEMs' demands for greater outsourcing of stampings and mechanical assemblies at the earliest stages of product design as well as during continuous production stages. Supporting the Company's full-service capabilities are its computer-aided design systems, prototype plants, hydroforming expertise and large-bed presses, augmented by the efficiency of an increasingly automated production lines. These full-service capabilities enable the Company to pursue its strategy of leveraging design and engineering skills to secure supply relationships for complex products which are typically higher value-added. The Company considers hydroforming to be an important technology and believes that applications for hydroforming are increasing, as illustrated by Volvo's recent selection of the Company to provide a hydroformed cross-member assembly for the Volvo S80 model.

     Highly Motivated and Experienced Management Team. The Company believes its management and employees are highly motivated to meet corporate objectives due to performance incentive plans and the Company's decentralized management style. The Company believes its decentralized approach to decision making encourages employee participation in refining and improving production processes and product quality. The Company's incentive plans for management employees include discretionary annual bonuses and stock option plans based on their ability to meet certain defined financial and quality performance criteria. Moreover, members of the Company's senior management have an average of approximately 17 years of experience in the automotive industry. In addition, following the consummation of the Offering, the Company's senior management will beneficially
own approximately         % of the outstanding Common Stock. See "Management".

     Proven Ability to Identify and Successfully Manage Acquisitions. Since 1989, the Company's management has completed seven acquisitions and two strategic alliances. The Company's strategy has been to identify underperforming companies with potential for operating improvements. In such acquisitions, the Company has been able to apply its management expertise to increase efficiency and to improve quality. For example, the Company's management team was able to improve dramatically productivity and manufacturing efficiencies at the Lebranchu facility (the Company's largest facility in Europe, which was acquired in 1994) by approximately 57%, from 1995 to 1997, while net sales from the Lebranchu facility operations increased by approximately 39% for the same period.

BUSINESS STRATEGY

     The Company's business strategy is designed to foster growth, improve manufacturing efficiency, reduce costs and increase productivity, thereby improving profitability. Key elements of this business strategy include: (i) leveraging and expanding its international presence to exploit future opportunities; (ii) capitalizing on technical design and engineering capabilities; (iii) exploiting new technologies such as high-pressure hydroforming; (iv) achieving continuous quality improvements and enhancing manufacturing efficiencies; and (v) pursuing strategic acquisitions.

     Leverage and Expand International Presence. The Company believes that international capabilities are necessary to ensure its selection by OEMs as a supplier for future highly attractive global platforms. The Company currently operates 12 manufacturing facilities in Europe and 11 manufacturing facilities in North America, allowing it to supply products to its customers on a local basis in two of the world's largest markets. The Company is also committed to continued expansion of its international operations in certain other attractive markets, including Eastern Europe, Asia and Latin America. For example, the Company has recently purchased a facility in Brazil where the Company expects to commence production of components for Renault in 1999. In addition, the Company recently established strategic alliances in Slovenia and Turkey and is actively pursuing similar opportunities in Argentina and Japan. By leveraging and expanding its international presence, the Company believes it will be well-positioned to win future awards on attractive global and other platforms outside Europe and North America.

     Capitalize on Technical Design and Engineering Capabilities. The Company works with OEMs throughout the product development cycle, from concept vehicle and prototype development through the design and implementation of manufacturing processes. The Company believes that by working with its customers early in the design process, it is able to secure new business and provide its customers with significant cost reduction solutions.

     Exploit New Technologies. The Company's expertise in high-pressure hydroforming, aluminum stamping and thixoforming are important elements of its growth strategy. The Company believes that these capabilities have been instrumental in meeting OEMs' focus on lighter-weight vehicles and will be increasingly important to the Company's key customers as applications for such technologies on future models continue to expand.

     Achieve Continuous Quality Improvements and Enhance Manufacturing Efficiencies. The Company continues to implement initiatives to improve product quality and reduce manufacturing costs. The Company's emphasis on continuous improvement using techniques such as the Kaizen process and the ongoing elimination of non-value-added steps in its manufacturing process aim to meet the increasingly stringent demands by OEMs. Specifically, the Company's objectives are to manufacture and deliver its products on a just-in-time basis which requires standardization of production processes, product changeovers and increased automation through the flexible use of robotics and manufacturing cells. In addition, the Company strives to rapidly adjust its production lines to identify any problems as they develop and to maximize the consistent quality of its products.

     Pursue Strategic Acquisitions. The Company believes that consolidation in the automotive supply industry will provide continued opportunities to acquire companies that complement and expand its existing business. The Company seeks to make strategic acquisitions that: (i) enhance its position as an international supplier; (ii) provide additional manufacturing and technical capabilities;
(iii) increase the Company's content on existing models for which the Company supplies products; and (iv) add new customers. Since 1989, Sofedit has made acquisitions that have increased its engineering capability and manufacturing expertise, added production capacity and expanded its product lines and its geographic reach and customer base. In particular, the Combination has extended the Company's presence in North America while strengthening its structural underbody capabilities.

PRODUCTS

     The Company's current products consist of a broad range of stamped, formed, welded and assembled metal components, many of which are critical to the structural integrity of a vehicle. The Company's principal product categories are: (i) structural components and modules for chassis, suspension, floor pan and engine cradle systems; (ii) large exterior door and body panel modules;
(iii) mechanical assemblies such as pedal systems and door check mechanisms; and
(iv) other complex components such as stamped pulleys and crankshaft pulley dampers. To help protect its competitive position, the Company has patents for certain products such as stamped pulleys, crankshaft pulley dampers and door-check mechanisms.

     The following table sets forth the Company's principal product categories as a percentage of pro forma net sales for 1997 and six months ended June 30, 1998.

       PRINCIPAL PRODUCT CATEGORY AS A PERCENTAGE OF PRO FORMA NET SALES

                                                                 YEAR ENDED      SIX MONTHS ENDED
                          PRODUCTS                              DEC. 31, 1997     JUNE 30, 1998
                          --------                              -------------    ----------------
Structural Components.......................................         48.8%             50.0%
Large Exterior Door and Body Panel Modules..................         17.6              13.3
Mechanical Assemblies.......................................         16.7              20.0
Pulleys and Others..........................................         16.9              16.7
                                                                    -----             -----
TOTAL.......................................................        100.0%            100.0%
                                                                    =====             =====

     The following table presents an overview of the principal product categories that the Company manufactures.

             PRODUCT CATEGORIES AND CERTAIN REPRESENTATIVE PRODUCTS

                      PRODUCT CATEGORY                              REPRESENTATIVE PRODUCTS
                      ----------------                              -----------------------
  Structural Components                                    - Chassis
                                                           - Floor pans
                                                           - Engine cradles
                                                           - Radiator supports
                                                           - Front and rear-suspension assemblies
                                                           - Rail assemblies
                                                           - Control arms
  Large Exterior Door and Body Panel Modules               - Body panels
                                                           - Body pillars
                                                           - Doors
                                                           - Hoods
                                                           - Large bed-size assemblies
  Mechanical Assemblies                                    - Pedal systems
                                                           - Heat shields
                                                           - Door checks
                                                           - Arm hinges
                                                           - Oil pans
                                                           - Brake components
                                                           - Fuel filler assemblies
  Pulley and Others                                        - Steel stamped pulleys
                                                           - Aluminum stamped pulleys
                                                           - Crankshaft pulley dampers
                                                           - Torsional dampers

CUSTOMERS

     The Company is selected by its OEM customers to supply products several years prior to starting production of a component. In accordance with industry practice, the Company supplies products generally on a sole-source basis for the life of a vehicle model, which typically ranges from three to five years.

     Management believes that the Company's long-standing industry relationships are based on its reputation for quality, low cost products and on-time service. In Europe, the Company has developed strong relationships with many of the major OEMs. In particular, the Company has developed significant relationships with

Peugeot-Citroen and Renault, which are among the leading car manufacturers in the European passenger and light commercial vehicles market. Sales to Renault and Peugeot-Citroen accounted for 22.4% and 17.1%, respectively, of the Company's pro forma 1997 net sales. The Company's products are supplied for use on a wide range of vehicles produced by Peugeot-Citroen and Renault.

     In North America, the Company's primary customers are Chrysler and GM, which accounted for approximately 19.3% and 7.2% of the Company's pro forma 1997 net sales, respectively. Aetna has been a direct supplier to Chrysler and GM since its founding in 1941 and has had long-standing relationships with buying and engineering personnel at both companies. For both Chrysler and GM, the Company has been designated a "strategic supplier" for stamping and assembly work, making the Company one of a preferred group of suppliers invited to bid for platform work.

     The following table sets forth the percentage of net sales derived from the sales of products by the Company in 1997 to its four largest customers in 1997, after giving the pro forma effect to the Combination:

                     SALES BREAKDOWN BY TOP FOUR CUSTOMERS
                           (U.S. DOLLARS IN MILLIONS)

                                                                                APPROXIMATE
                                                                PRO FORMA    PERCENTAGE OF PRO
                                                                NET SALES     FORMA NET SALES
                          CUSTOMER                                1997             1997
                          --------                              ---------    -----------------
Renault.....................................................     $155.1            22.4%
Chrysler....................................................      133.9            19.3%
Peugeot-Citroen.............................................      118.9            17.1%
GM..........................................................       49.6             7.2%
                                                                 ------            -----
Total.......................................................     $457.5            66.0%
                                                                 ======            =====

     The following table presents an overview of the major models for which the Company supplies products:

        CUSTOMER                     PASSENGER CARS              LIGHT TRUCK AND UTILITY VEHICLES
        --------                     --------------              --------------------------------
Renault                    Twingo, Clio, Megane, Laguna,         Kangoo, Trafic, Master
                           Safrane, Espace, Scenic
Chrysler                   Chrysler Sebring                      Jeep Wrangler, Jeep Cherokee,
                           Chrysler Cirrus, Dodge Stratus,       and Jeep Grand Cherokee
                           Plymouth Breeze                       Dodge Ram Van
                                                                 Dodge Ram Pickup
                                                                 Plymouth Voyager
                                                                 Dodge Caravan
                                                                 Chrysler Town & Country
Peugeot-Citroen            106, Saxo, 206, 306, Xsara, 406,      Berlingo
                           Xantia, 605, XM, 806, Evasion
GM                         Oldsmobile Delta 88                   Chevy VanExpress, GMC Savana
                           Buick LeSabre                         Chevy Astro, GMC Safari
                           Pontiac Bonneville                    Chevy S10/S15, GMC Sonoma
                           Buick Riviera                         Chevy Pickup, GMC Sierra
                           Oldsmobile Aurora                     Chevy Blazer, GMC Jimmy
                           Cadillac Seville
                           Buick Park Avenue
                           Chevrolet Cavalier
                           Pontiac Sunbird/Sunfire
Toyota                     Carina, Corolla, Avensis
Volkswagen                 Audi A6, Seat Octavia, Seat Ibiza
                           and Volkswagen Golf, Lupo
Mercedes-Benz              Smart, C, E, S
Porsche                    Boxster, 911 Carrera
Mitsubishi                 Carisma, ST-41
Volvo                      S80, S40, S70, V70, C70
CAMI                       J II-Platform

SALES AND MARKETING

     In North America, the Company's marketing efforts are concentrated on the light-truck sector (consisting of sport utility vehicles, mini-vans, utility vans and light pick-up trucks), one of the fastest growing sectors in vehicle sales in North America. In the European market, the Company is focused principally on the passenger vehicle market. To meet OEMs' increasing preference for suppliers with global capabilities, the Company plans to expand its manufacturing operations into new geographic markets through strategic acquisitions and joint alliances. The Company believes that increased geographic diversification of its sales will allow the Company to mitigate the effects of cyclical downturns in a given geographic region and further diversify the Company's OEM customer base. In addition, the Company believes that expanding into new regions will provide a competitive advantage in the pursuit of global platform supply opportunities.

     The Company competes for work both at the beginning of the development of new model platforms and upon the redesign of existing models. New model development generally begins two to four years prior to the marketing of these models to the public. Module, subassembly and stamping programs are generally awarded one to three years prior to the initial production period. Once a producer has been designated to supply parts to a new program, it will generally continue to be a sole source supplier for these parts for the life of the program.

Typically, these arrangements remain in place for the production life of a car or truck platform and continue through a platform's redesign period. Production generally runs three to five years, but on occasion can be substantially longer or shorter, and then ceases with the discontinuance of the respective model.

     The Company has increasingly been partnering with OEMs during the early stages of platform development. OEMs have focused on shortening design cycles and reducing design and production costs, and have involved component suppliers earlier in the process of designing a vehicle. The Company has been increasingly given the opportunity to participate in the design of subassemblies, such as the floor-pan and ladder subassembly, radiator supports and cross-member assemblies, which are designed at an early stage in the development of new vehicles or model revisions. This has resulted in opportunities to add additional value by furnishing engineering and process-design services and managing the subassembly process for the manufacturer. It also creates opportunities for early identification of a broad range of components and related subassemblies which could be manufactured by the Company. Partnering also involves sharing the OEMs' tooling, design and other start-up costs.

  Tooling and Prototype Sales

     In accordance with industry practice, the Company is responsible for managing the production of the tooling used to manufacture its products, with such tooling typically being produced by a third party. The Company generally finances production of the tooling until the time it is delivered. At this time the Company is reimbursed by its customer based on a previously agreed price and the transaction is booked as tooling sales. Once the Company commences production with a set of tooling, it typically is assured sole-source status on the related products because of the cost and inefficiency to the customer of creating a duplicate set of tooling or removing and relocating the existing set of tooling from the Company's facility. However, as is typical in the automotive industry, the determination to designate the Company as a sole-source supplier and the continuing sales relationship takes place almost entirely on the basis of non-binding oral understandings between the Company and its customers, and there can be no assurance such relationships will continue on the same terms.

     The Company's prototype stamping operation greatly enhances its capability to provide one-stop engineering solutions to its customers. Full-service suppliers are responsible for managing not only the prototype manufacturing of parts and assemblies, but also the tool development process that results in improved competitive pricing and efficient part designs. Having this capability in-house significantly improves the Company's ability to manage these activities with the rapid response times required by the customer.

     The Company believes its level of tooling and prototype sales in relation to its overall sales are important indicators of future business. The Company's tooling sales have represented approximately 6% to 9% of total pro forma sales since 1995 and the Company's prototype sales have represented approximately 3% to 5% of total pro forma sales over the same period. The following table sets forth tooling and prototype sales as a percentage of net sales for the periods indicated.

                                                           TOOLING AND PROTOTYPE PRO FORMA SALES
                                                 IN U.S. DOLLARS AND AS A PERCENTAGE OF PRO FORMA NET SALES
                                                ------------------------------------------------------------
                                                        DECEMBER 31,                  SIX MONTHS ENDED
                                                            1997                       JUNE 30, 1998
                                                ----------------------------    ----------------------------
                                                              PERCENTAGE OF                   PERCENTAGE OF
                                                NET SALES       NET SALES       NET SALES       NET SALES
                                                ----------    --------------    ----------    --------------
Tooling.....................................      $59.5             8.6%          $22.2             6.8%
Prototype...................................       17.0             2.5            11.0             3.4
                                                  -----            ----           -----            ----
Total.......................................      $76.5            11.1%          $33.2            10.2%
                                                  =====            ====           =====            ====

MANUFACTURING

     In response to increasingly stringent demands by OEMs, the Company has adopted a manufacturing system which focuses on optimum streamlining throughout the entire production system to eliminate waste and non-added value and build quality into the manufacturing process while reducing costs.

     The Company has a progressive production strategy based on a lean manufacturing process specifically designed to promote efficient production and eliminate various unnecessary costs. Lean production is characterized by flexible work center scheduling as well as vendor scheduling and quality "in place". These productivity improvements in the manufacturing process have helped lower indirect labor costs associated with setup time.

     All of the Company's manufacturing facilities are ISO 9001 certified and the majority are QS 9000 certified. In addition, all of its European facilities are certified by either VDA of Germany or EAQF of France, two key European quality certification agencies.

  New Manufacturing Technologies

     In addition to the conventional bending, stamping, welding and metal-forming technologies used in the Company's manufacturing process, the Company uses new technologies to improve the manufacturing process and expand product lines offered to its customers such as hydroforming, hot stamping and aluminum products.

     Hydroforming. Hydroforming is an advanced metal-forming manufacturing process used by the Company to produce lighter, more complex, higher-quality components with a low initial capital investment. In hydroforming, a piece of stock metal tubing is placed in a die and sealed at both ends. High pressure is then applied to the inside of the tube to force it into the shape of the die. The main benefits of hydroforming over conventional metal-forming processes are: lighter weight products, significant cost reductions; reduced initial capital investment; the capability to form complex shapes; and a finished product with improved strength. Products for which hydroforming is applicable include frames, engine cradles and cross-members.

     The Company recently started production on high-pressure hydroformed crossmembers for the new Volvo S80 and the Company believes that hydroforming has potential for significant further applications in the Company's existing and future markets.

     Hot Stamping. Hot stamping is an innovative new production technology involving heating stock metal at a temperature between 800-900 degrees Celsius immediately prior to stamping. The primary benefits of hot stamping are obtaining the same mechanical characteristics with a considerably reduced metal thickness and weight, a finished product with improved strength and no built-up heat stress. This technology is useful in manufacturing structural components requiring strength with less weight. Products for which hot stamping is applicable include impact beams, pillars, reinforcement members in door assemblies and roof reinforcements.

     The Company has built a substantial pipeline of products that will be manufactured utilizing hot-stamping technology. The Company expects to commence manufacturing these products for certain of its European and North American customers in 1999.

COMPETITION

     The Company operates in a highly competitive, fragmented market segment of the automotive supply industry in which only a limited number of competitors generate revenues in excess of $300 million. The number of the Company's competitors has decreased in recent years as a result of suppler consolidation and is expected to continue to decrease as a result of further supplier consolidation driven by changing OEM policies.

     The Company currently competes for large-scale production work with a limited group of independent suppliers that have the physical assets and technical skills to produce large bed-size stampings and assemblies. Competitors in North America with wide bed-size presses (i.e., over 150 inches) and substantial technical resources include mainly The Budd Company, Oxford Automotive, Inc., Magna International Inc., Active Tool & Manufacturing Co., Inc., Tower Automotive, Inc., AG Simpson and Mayflower, plc. European competitors include mainly Hoesch-Krupp, Benteler, Mac-Magnetto, Gonvarri-Biskaia, MGI-Coutier, Aries, Etscha, Allgauer and Lunke & Sohn.

SUPPLIERS AND RAW MATERIALS

     The primary raw material used to produce the majority of the Company's products is steel. The Company purchases hot and cold-rolled, galvanized, organically coated, stainless and aluminum coated steel from a variety of suppliers. The Company employs lean production and sourcing systems enabling it to meet customer requirements for faster delivery while minimizing the need to carry significant inventory levels. The Company has not experienced any significant shortages of raw materials and normally does not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. On a pro forma basis giving effect to the Combination, raw material and component costs represented approximately 47.8% of the Company's net sales in 1997, with steel representing approximately 53.7% of raw material costs in 1997 or 28.4% of pro forma net sales. The Company believes that it has developed good business relations with its steel suppliers.

     In North America, the Company currently participates in steel-buying programs with Chrysler and GM, which have the effect of substantially mitigating the effects of steel price volatility and providing a steady source of steel. These arrangements currently cover approximately 38% of the Company's steel purchases (based on pro forma 1997 volume and sales). The Company believes that North American OEMs will continue these arrangements. In Europe, no steel-buying programs exist with any of its existing OEMs customers.

PRODUCTION FACILITIES

     The Company operates major manufacturing facilities in North America and Europe and has its principal executive offices in St. Quentin en Yvelines, France (which include certain of the Company's design and engineering functions and are ISO 9001 certified). The Company continually seeks to reduce its costs and increase the efficiency of its operations through maximizing utilization of its facilities. All of the Company's production facilities are ISO 9000 certified and the majority are QS 9000 certified. In addition, all the Company's European production facilities are certified by EAQF in France and the VDA in Germany. Management believes that the Company's facilities and equipment are in good condition and are adequate for the Company's present and anticipated future operations.

  European Production Facilities

                      LOCATION                         SQUARE METERS   OWNED, CAPITAL-LEASED OR RENTED
                      --------                         -------------   -------------------------------
Aubecq -- Auxi-Le-Chateaux, France..................      27,000               Owned
Bonin -- Vendome, France............................      17,325           Capital-Leased
Cabrit -- Pithiviers, France........................      15,218           Capital-Leased
Coventry Presswork -- Coventry, Great Britain.......      31,379               Owned
CTAA -- Giromagny, France...........................      14,679               Owned
Laprade Emboutissage -- Arudy, France...............       3,800               Owned
                                                           2,200               Rented
                                                          59,432               Owned
Lebranchu -- Le Theil sur Huisne, France............         720           Capital-Leased
                                                           5,200           Capital-Leased
                                                          20,923           Capital-Leased
Lebranchu Prototypes -- Beauchamp, France...........       3,700           Capital-Leased
                                                           1,200           Capital-Leased
Serte -- Gouxeaucout, France........................       4,152           Capital-Leased
Sofedit Iberica -- Valladolid, Spain................       4,432               Rented
Sofedit Polska -- Wroclaw, Poland...................       3,760               Rented
Sotramex -- Amilly, France..........................      10,333               Owned
                                                          20,757           Capital-Leased

                                                 North American Production
                                               Facilities

                          LOCATION                             SQUARE FOOTAGE   OWNED OR RENTED
                          --------                             --------------   ---------------
Aetna Industries, Inc., Plant 1 -- Centerline, MI, United
  States....................................................       72,000         Owned
Aetna Industries, Inc., Plant 2 -- Centerline, MI, United
  States....................................................       67,000         Owned
Aetna Industries, Inc., Plant 3 -- Centerline, MI, United
  States....................................................       32,500         Rented
Aetna Industries, Inc., Plant 4 -- Centerline, MI, United
  States....................................................      100,000         Rented
Aetna Industries, Inc., Plant 5 -- Centerline, MI, United
  States....................................................       20,000         Rented
                                                                   27,000         Rented
Aetna Industries, Inc., Plant 6 -- Warren, MI, United
  States....................................................       57,000         Rented
Aetna Industries, Inc., Plant 7 -- Warren, MI, United
  States....................................................       96,158         Owned
Aetna Industries, Inc., Plant 8 -- Sterling Heights, MI,
  United States.............................................      110,000         Rented
Aetna Industries, Inc., Plant 9 -- Warren, MI, United
  States....................................................       35,000         Rented
Aetna Industries, Inc., Plant 10 -- Centerline, MI, United
  States....................................................       70,350         Owned
Aetna Industries, Inc. -- London, Ontario, Canada...........       54,527         Rented

EMPLOYEES

     The Company had approximately 4,825 employees as at December 31, 1997. In Europe, the Company had approximately 3,400 employees as at December 31, 1997. As is common in many European countries, substantially all of the Company's employees in Europe are covered by country-wide collective bargaining agreements. In particular, European employees are covered by the Metallurgic Industry Collective Bargaining Agreement. The salaried employees are covered by the National Collective Bargaining Agreement of Metallurgic Salaried Employees and the hourly wage workers are covered by the Regional Collective Bargaining Agreement of Metallurgic Workers, Employees and Agents. In Europe, collective bargaining agreements are often made on a local basis. Additional agreements are often made with the facility Works Council on an individual basis covering miscellaneous topics of local concern.

     In North America, the Company had approximately 1,425 employees as at December 31, 1997, most of whom are covered by six collective bargaining agreements with two locals of the UAW. Of the six collective bargaining agreements, two will expire within one year and are thus subject to renegotiation at the option of the Company or the UAW. The Company considers its employee relations to be satisfactory.

ENVIRONMENTAL MATTERS

     The Company believes it conducts its operations in substantial compliance with applicable environmental and occupational health and safety laws. The Company does not expect to incur material capital expenditures for environmental compliance during its current or succeeding fiscal year. However, as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or at any associated off-site disposal location, if contamination from prior activities is discovered at any of the Company's properties or if non-compliance with environmental regulations or permits is discovered, the Company may be held liable and the amount of such liability could be material.

     The Company is subject to a wide range of evolving foreign, federal, state and local environmental laws and regulations relating to the protection of the environment, worker health and safety and the emission, discharge, storage, treatment and disposal of hazardous materials. In the United States, the Company's facilities are subject to the Clean Air Act, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and the Comprehensive Environmental Response, Compensation and Liability Act ("Superfund" or "CERCLA"). In France, the Company's facilities are subject to the French laws of July 10, 1976 and of July 19, 1976 regulating classified installations in France and of July 15, 1975 concerning waste.

     The American CERCLA regulation imposes strict, joint and several liability upon owners or operators of facilities at, from or to which a release of hazardous substances has occurred, upon parties who generated hazardous substances that were released at such facilities and upon parties who arranged for the transportation or disposal of hazardous substances to such facilities. A majority of American states have adopted Superfund statutes similar to and, in some cases, more stringent than CERCLA. Due to the Company's current and historic use, generation and disposal of hazardous substances and petroleum products, the possibility exists that spills and releases of such substances may have occurred at certain of the Company's facilities with respect to which the Company could incur liability under CERCLA or similar state laws. The Company could also be subject to liability under CERCLA or similar state laws as a result of its generation and off-site disposal of such substances. To date, the Company's liability under CERCLA and similar state laws has not had a material adverse effect on the Company's financial condition or results of operations. However, the effect of any such liabilities on the Company in the future cannot be determined at present.

     Pursuant to French environmental laws, operators of facilities engaged in activities that present a significant risk to the environment ("installations classees") must, depending on the risk presented by on-site activities, either obtain regulatory authorization or give prior notification as a condition to their activities. To the extent required by law, all of the facilities in France in which the Company has an interest are in substantial compliance with this requirement. In addition, certain French law provisions require the occupier of a polluted site to bear the remediation costs on a no-fault basis notwithstanding the fact that the activities giving rise to such pollution were in compliance with provisions in effect at that time.

     In addition to general environmental laws and regulations, all such facilities must comply with their operating permits and are subject to regular administrative inspections and review by the French environmental authorities. The Company believes that it is materially in compliance with these requirements.

     The Company believes that it is in material compliance with applicable federal, state and local environmental laws and regulations in North America and France. Compliance with these laws and regulations has not in the past had any material adverse effect on the Company's financial condition or results of operations; however, the effect of such compliance in the future cannot be determined at present.

LEGAL PROCEEDINGS

     The Company is from time to time involved in routine litigation incidental to its operations. The Company has no pending or threatened litigation which it believes will have a material adverse impact upon it. The Company is subject to the risk of exposure to product liability claims in the event that the failure of any of its products causes personal injury or death to users of the Company's products, and there can be no assurance that the Company will not experience any material product liability losses in the future. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in a government-imposed or OEM-instituted recall involving such products. The Company maintains insurance against such liability claims believed to be adequate for such purposes.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the directors and senior officers of the Company. Each director of the Company will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company and its subsidiaries serve at the discretion of their respective Boards of Directors.

            NAME                AGE                             POSITION
            ----                ---                             --------
Francis Barge................   59    Director; Chairman, President and Chief Executive Officer
Felix Domenech...............   55    Director; Group Executive Vice-President Finance
Jean-Rene Hergoualc'h........   55    Director; Group Executive Vice-President Product Development
David Howe...................   34    Director
Michael Delaney..............   43    Director
Gery Edouard Lanthier........   49    Director
Jean-Philippe Larramendy.....   53    Director
Jean-Claude Garolla..........   33    Chief Financial Officer; Vice-President
Ueli Spring..................   47    Director; Executive Vice-President North America(1)
Harold Brown.................   48    Secretary; Vice-President North America
Gary Easterly................   49    Vice-President North America
David Thal...................   39    Vice-President North America
Roger James..................   55    Vice-President Europe
Paul Rodrigues...............   52    Vice-President Europe
Michael Gillett..............   47    Vice-President; Chief Operating Officer United Kingdom

---------------

(1) To be designated for election as director of the Company after the consummation of the Offering.

     The Company intends to add two new independent directors to its Board of Directors after the consummation of the Offering. Also after completion of the Offering, the Company intends to create an Audit Committee and an Executive Committee. It is expected that the Audit Committee will be composed of a majority of independent directors.

     MR. FRANCIS BARGE founded Sofedit in February 1989 and has been Sofedit's Chairman, President and Chief Executive Officer since its creation. From 1986 to 1989, Mr. Barge was employed by Groupe Arbel where he founded Cofimeta and served as a Director and its Chief Executive Officer. He was also then President of Somenor, Ecrim and Aubry. From 1966 to 1986, Mr. Barge served as Director of Special Industrial Projects, Director of North Africa and the Middle East, Director of Africa for Renault and President and Chief Executive Officer of Renault Norway. Mr. Barge also served as a judge in the Commercial Court of Paris between 1992 and 1997. Mr. Barge currently serves on the Board of Directors of Euralcom. Mr. Barge is a graduate of l'Ecole des Hautes Etudes Commerciales de Paris.

     MR. FELIX DOMENECH is one of the cofounders of Sofedit and has been a Director and Vice-President of Finance since 1989. From 1988 to 1989, Mr. Domenech was employed by Groupe Cofimeta serving as Vice-President to its subsidiaries Aubry, Ecrim and Somenor, President and Chief Executive Officer of Davum TP and a Director and Chief Financial Officer of the Groupe Cofimeta. From 1974 to 1987, Mr. Domenech was an executive of Renault. He served as the Chief Financial Officer of Renault Tunisia, Chief Financial Officer of Renault Mexico and Vice-President of imports for Renault Europe. Mr. Domenech is a graduate of l'Ecole Superieure de Commerce et d'Administration des Entreprises in Dijon.

     MR. JEAN-RENE HERGOUALC'H is one of the cofounders of Sofedit and has been a Director and Vice President of Research and Product Development since 1989. From 1988 through February 1989, Mr. Hergoualc'h was employed at Groupe Cofimeta as Director of Research and Development. From 1969 through 1988, he was an executive of Renault, where he served as Engineer of Motor Studies, Engineer of Antipollution Systems Studies, New Vehicles Programs Manager and Studies Department Manager of

Renault Mexico, Project Manager of Renault 9 and Renault 11 vehicles. Mr. Hergoualc'h is a graduate of l'Ecole Nationale Superieure de Mecanique de Nantes, where he obtained a degree in mechanical engineering.

     MR. DAVID HOWE has been a director of Aetna and MS Acquisition since 1996 and a Vice President of Citicorp Venture Capital, Ltd. since 1993. Mr. Howe serves on the board of directors of America-Italian Pasta Company, Formica Corporation, IPC Information Systems, Inc., Pen-Tab Industries, Inc. and several private companies. Mr. Howe is a graduate of Harvard College and Harvard Business School.

     MR. MICHAEL DELANEY has been a director of Aetna and MS Acquisition since August 1996. Since 1989, Mr. Delaney has been a Vice President of CVC. Mr. Delaney serves on the board of directors of Delco Remy International, Inc., JAC Holdings, Sybron Chemicals, Inc., Palomar Technologies, Inc., Farm Fresh Inc., AmeriSource Health Corporation, GVC Holdings, Cort Business Services, Inc., Enterprise Media Inc., FF Holdings Corporation, SC Processing, Inc. and Triumph Holdings, Inc. Mr. Delaney is a graduate of Penn State University and The Wharton School.

     MR. GERY EDOUARD LANTHIER has been a director of Sofedit and Cogepa and D.F. Synergies Group since 1994. Since 1994, Mr. Lanthier has served as Chief Executive Officer of Cogepa France. In 1993, he served as CEO assistant of Compagnie Financiere de Valois and, from 1989 to 1992, as Vice President Finance of Sucden. Mr. Lanthier served as Directeur des Affaires Financieres Internationales (Vice President International Finance) of Renault from 1984 to 1989. Mr. Lanthier is a graduate of EDHEC in Lille and INSEAD Business School in Fontainebleau, France.

     MR. JEAN-PHILIPPE LARRAMENDY founded Tocqueville International in 1986 and has been its Managing Partner since its foundation. Mr. Larramendy is President of ElectroPar France and Advisor to the Chairman of EDF-Capital Investissement. Mr. Larramendy is also the President of the Institut France-Euzkadi. Mr. Larramendy serves on the Board of Directors of Sofedit and several other private companies. Mr. Larramendy is a graduate of the Ecole des Hautes Etudes Commerciales de Paris and the Wharton School.

     MR. JEAN-CLAUDE GAROLLA joined the Company in August 1998 as its Chief Financial Officer. Between 1986 and July 1998, Mr. Garolla was a principal with Arthur Andersen in Paris, where he specialized in access to the U.S. capital markets by European companies. Mr. Garolla is a graduate of the Ecole des Hautes Etudes Commerciales de Paris.

     MR. UELI SPRING has served as Chief Executive Officer and President of Aetna since 1994. From 1990 to 1994, Mr. Spring served as Executive Vice President and Chief Operating Officer of Aetna. Mr. Spring has been a director of Aetna since September 1990. From 1986 to 1987, he served as President of the Cosma International Group of Magna International Inc. ("Magna") and then served as Chief Operating Officer of the group from 1987 to 1990. From 1984 to 1986, he served as Director of Manufacturing with Magna. In 1972, Mr. Spring joined the Oetiker operations and later became a Vice President from 1980 to 1984. Mr. Spring received his degree in tool and die engineering from the Universita Ticinese di Trevano, Switzerland.

     MR. HAROLD BROWN has served as Vice President Finance of Aetna since joining Aetna in 1992 and has been a director of Aetna since August 1996. From 1990 to 1992, he was Controller in charge of U.S. operations at AVX Kyocera Corp. From 1985 to 1989, Mr. Brown served as Vice President of Finance at APV Baker Perkins plc after serving as Manager of Financial Analysis from 1982 to 1985. From 1977 to 1982, Mr. Brown held various planning, marketing and sales positions with Cooper Industries Inc. Mr. Brown received an AB in Economics from the University of North Carolina and an MBA from Duke University. From 1972 to 1975, he served as a Lieutenant, Supply Corps in the United States Naval Reserves.

     MR. GARY EASTERLY has served as Executive Vice President and Chief Operating Officer of Aetna since March 1997. He served as Vice President of Manufacturing of Aetna from 1988 to 1997 and has been employed by Aetna since 1987. From 1966 to 1987, Mr. Easterly served as Director of Quality Assurance, Quality Engineering and Production Superintendent for GM's Buick Motor Division. Mr. Easterly received a BS degree in Industrial Engineering from GMI Institute and an MA degree in Administration from Central Michigan University.

     MR. DAVID THAL has served as Vice President Product Development of Aetna since 1995. From 1993 to 1995, Mr. Thal served as Project Manager of Aetna's Production System and has been employed by Aetna since 1980 serving as Sherwood Plant Manager, Quality Assurance Manager, Manufacturing Project Engineer, Engineering Manager and Sales Manager. Mr. Thal received a BGS degree in Psychology and Computer Science from the University of Michigan.

     MR. ROGER JAMES has served as Chief Operating Officer of Lebranchu Le Theil since 1994. From 1989 to 1994, Mr. James served as Chief Operating Officer of Sotramex, a subsidiary of Sofedit. From 1969 to 1989, Mr. James was employed by Ecrim, serving as Maintenance Manager, Logistics and Purchase Manager. Mr. James is expected to graduate from the CPA (Centre de Perfectionnement des Affaires) in Paris.

     MR. PAUL RODRIGUES has served as Chief Operating Officer of Bonin (a subsidiary of Sofedit) since 1994. From 1990 to 1994, Mr. Rodrigues served as Technical Director of Bonin. From 1967 to 1990, Mr. Rodriguez was an executive of Renault, serving as Assembly Manager in the Flins Plant, and as Research and Development Engineer. Mr. Rodrigues received a degree in engineering from the Institut Superieur de Mecanique et Construction Mecanique.

     MR. MICHAEL GILLETT has served as Managing Director of Coventry Presswork Ltd. since 1998. In 1997, Mr. Gillett served as Managing Director of Britax Vega. From 1987 to 1996, Mr. Gillett served as Plant Director and Manufacturing Director of Coventry Presswork Ltd. From 1985 to 1986, he served as Manufacturing Manager and Purchase & Supplies Manager of Armstrong Presswork. From 1973 to 1984, Mr. Gillett served as Production Control Manager, Production Manager, Assistant Spares Manager and Customer Liaison Officer of Burman & Sons. Mr. Gillett received a degree in mechanical engineering from Matheus Boulton Technical College in England.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has a Compensation Committee and intends to create an Executive Committee and an Audit Committee prior to the Offering.

     Compensation Committee. The Company's Compensation Committee reviews employment, development, reassignment and compensation matters involving corporate officers and other executive level employees, including issues relating to salary, bonus and incentive arrangements and the supervision of the stock option plans of the Company. In 1997, the Compensation Committee was composed of Messrs. Ueli Spring, David Howe and Michael Delaney. Members of the Compensation Committee serve at the discretion of the Board.

     Audit Committee. The Company's Audit Committee will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and result of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and nonaudit fees, review the independent public accountants' management letters and the Company's responses, review the adequacy of the Company's internal accounting controls, and review major accounting or reporting changes.

     Executive Committee. The Company's Executive Committee will have the authority to manage the Company except for those powers expressly reserved to the Board of Directors and its other committees.

COMPENSATION OF DIRECTORS

     Directors who are officers or employees of the Company do not receive compensation other than reimbursement for out-of-pocket expenses incurred by them in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. Directors of the Company who are not also officers or employees of the Company receive an annual fee of $25,000 in addition to reimbursement of out-of-pocket expenses. In addition, the Company expects to grant to outside directors options to acquire a maximum of shares of Common Stock at an exercise price equal to its fair market value.

     A stock option plan for non-employee directors of the Company is expected to be adopted by the Board and to become effective after the completion of the Offering. The purpose of such plan is to promote the interests of the Company and its stockholders by increasing the proprietary interest of non-employee directors in the growth and performance of the Company. Directors of the Company who are not officers or employees of the Company will be eligible to participate in such plan.

COMPENSATION OF OFFICERS

     The following table sets forth certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for such fiscal years, to the CEO and the four most highly compensated executive officers of the Company in office on June 30, 1998 for each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                     ------------------
                                                                                         NUMBER OF
                                                                                         SHARES OF
                                                                                        COMMON STOCK
                                                                                     UNDERLYING GRANTED
NAME AND PRINCIPAL POSITION   YEAR          SALARY                  BONUS                OPTIONS(1)
---------------------------   ----   --------------------   ----------------------   ------------------
Francis Barge                 1997   FF965,619   $165,345   FF1,106,431   $189,457              0
  Chairman, President and     1996     965,619    189,967     1,851,669    362,362              0
  CEO                         1995     965,619    193,511     1,395,715    279,702              0
Felix Domenech                1997   FF828,244   $141,823    FF 683,579   $117,051              0
  Group Executive;            1996     828,244    162,083     1,131,941    221,515              0
  Vice-President              1995     828,244    165,980     1,012,450    202,896              0
  Finance
Jean-Rene Hergoualc'h         1997   FF772,495   $132,277    FF 298,868   $ 51,176              0
  Group Executive;            1996     772,495    151,173       593,960    116,234              0
  Vice-President              1995     772,495    154,809       519,829    104,174              0
  Product Development
Ueli Spring                   1997          --   $225,002            --   $135,000
  Executive Vice-President    1996          --    225,976            --    274,000
  North America               1995          --    222,117            --    200,000              0
Harold Brown                  1997          --   $133,147            --   $ 32,000
  Secretary; Vice-President   1996          --    113,355            --    169,000
  North America               1995          --    104,755            --     65,000              0

BONUS PROGRAM

     The Company annually awards discretionary bonuses to members of its management and certain of its salaried employees. Such bonuses, which are typically paid in February of each year in respect of services rendered by recipients during the preceding year, are awarded based on a variety of factors, including individual and Company performance.

STOCK OPTION PLAN

     Prior to the Combination, executive officers, directors, employees and other key persons of the Company were eligible to participate in the Company's Executive Stock Option Plan (the "Stock Option Plan"). Options granted under the Stock Option Plan were non-qualified stock options. Options to purchase an
aggregate of        shares of Common Stock, par value $0.01 per share, of MS
Acquisition were issued under
the Stock Option Plan, of which options to purchase        shares of Common
Stock (       shares after giving effect to the Common Stock split that the
Company intends to implement prior to the Offering) are currently outstanding. All options granted under the Stock Option Plan have vested and become exercisable pursuant to individual stock option agreements executed by the Company and each option recipient at an exercise price of $0.75 per share.

1998 EQUITY INCENTIVE PLAN

     The Company is currently planning to adopt a new omnibus equity plan (the "1998 Equity Incentive Plan") for its executive officers, directors, employees and consultants. It is expected that the 1998 Equity Incentive Plan will authorize the grant of awards in aggregate of up to approximately 10% of the
Common Stock outstanding prior to the Offering, representing         shares of
Common Stock. Such awards may consist of qualified or non-qualified stock options, restricted shares, stock appreciation rights or other equity-based interests. The Company anticipates that the initial awards under the Plan will be in the form of stock options having an exercise price equal to the fair market value of the underlying shares of Common Stock on the date of grant. The Company expects the 1998 Equity Incentive Plan to be adopted by the Board and the Company's shareholders prior to the completion of the Offering.

OPTION GRANTS UNDER THE STOCK OPTION PLAN

     No options were granted under the Stock Option Plan during fiscal year
1997.

EXECUTIVE EMPLOYMENT AGREEMENTS

     Fourteen of the executive officers of Sofedit and its subsidiaries have employment agreements pursuant to which an indemnity of approximately 30 months' salary (representing a minimum payment of FF2,000,000 (approximately $300,000) per executive officer) would be payable by Sofedit in the event of a termination without cause.

     The Company and Aetna have jointly entered into employment agreements with each of Messrs. Brown, Easterly and Spring. These employment agreements set forth the basic terms of employment for each executive, including base salary, bonus and benefits, as well as the benefits to which each executive will be entitled if his employment is terminated for certain reasons. These employment agreements have initially been concluded for a period of three years, ending in August 1999. Mr. Spring has not waived his right to terminate his employment agreement as a result of the appointment of Mr. Francis Barge as the CEO of the Company following the Combination. If Mr. Spring elected to so terminate his employment agreement, Mr. Spring would be entitled to receive a termination payment in an aggregate amount equal to the sum of: (i) his annual salary; and
(ii) the greater of (x) the amount of his bonus for fiscal year 1997, or (y) an amount equal to 50% of Mr. Spring's base salary for fiscal year 1998. For a period of 12 months, Mr. Spring would also be entitled to participate in the current benefit plans of the Company.

     The Company intends to enter into employment agreements having a term of five years and renewable by additional periods of two years, with Messrs. Barge, Domenech and Hergoualc'h. These employment agreements will provide for an annual base salary of $350,000 for Mr. Barge and $225,000 for Messrs. Domenech and Hergoualc'h. Such salaries may be revised by the Board of Directors or its Compensation Committee and increased at their discretion. In addition, these employment agreements will provide for annual bonuses. These employment agreements will also provide for participation of these employees in the Company's 1998 Equity Incentive Plan after adoption of the latter by the Board or its Compensation Committee, as well as employee benefits such as pension plans, long term disability benefit and life insurance. See "-- 1998 Equity Incentive Plan".

     These employees will perform their duties without geographic limitation and any cost of employee relocation outside France shall be borne by the Company.

     In case of termination of any of these employment agreements by the Company without cause, or by the employee for good reason, the employee will be entitled to a lump sum payment equal to the product of three multiplied by the sum of the annual base salary and the highest annual bonus paid to the employee. In addition, in such circumstances, the employee will be entitled to payment of the pro rata portion of his bonus and the Company will provide medical, dental and life insurance benefits for a period of 12 months following termination, ceasing immediately upon the employee entering into a new employment agreement with any other person. Also, upon termination by the Company without cause, or by the employee for good reason, all stock options granted to the employee shall vest and become exercisable immediately.

     These contemplated employment agreements will be terminable by the Company in case of employee incapacity, if such incapacity is not cured within 180 days of its first incurrence. The Company may also terminate the employment of these employees without further obligation to them in case of any act of dishonesty, gross incompetence or intentional misconduct.

     These employment agreements will contain confidentiality provisions, as well as non-competition provisions applicable for a period of three years following the date of termination of the employment agreement.

OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table sets forth certain information concerning stock options exercised during the year ended December 28, 1997 and the number and value of unexercised stock options held by each of the executive officers named below as of December 28, 1997, under the Stock Option Plan. See "-- Stock Option Plan".

              AGGREGATED OPTIONS EXERCISED IN THE LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                          NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                         UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                            SHARES                          OPTIONS AT FISCAL                 AT FISCAL
                          ACQUIRED ON                          YEAR-END(2)                 YEAR-END (IN $)
                           EXERCISE        VALUE       ---------------------------   ---------------------------
         NAME                 (#)       REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----             -----------   ------------   -----------   -------------   -----------   -------------
Francis Barge..........        0             $0               0              0          $   0         $    0
Felix Domenech.........        0              0               0              0              0              0
Jean-Rene
  Hergoualc'h..........        0              0               0              0              0              0
Ueli Spring............        0              0
Harold Brown...........        0              0

---------------

(1) Options are for shares of Common Stock of the Company.

(2) Year-end value based on the consideration paid for a share of Common Stock in connection with the August 1996 recapitalization and financing transactions (which the Company believes approximates the fair market value of Common Stock as of December 28, 1997) less the option exercise price of $0.75 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Compensation of the executive officers of Aetna and the Company has historically been determined by their Boards of Directors. Messrs. Ueli Spring, Michael Delaney and David Howe participated in deliberations of the Boards of Directors of Aetna and the Company concerning executive officer compensation during the fiscal year 1997. Compensation of Messrs. Francis Barge, Felix Domenech and Jean-Rene Hergoualc'h in their capacity of executive officers of Sofedit has historically been determined by Sofedit's Board of Directors. Messrs. Francis Barge, Felix Domenech and Jean-Rene Hergoualc'h participated in deliberations of Sofedit's Board of Directors concerning executive officer compensation in 1997.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the equity ownership of the Company as of August 10, 1998 by: (i) each person or entity who owns 5% or more of any class of voting securities of the Company; (ii) the directors and executive officers of the Company as of August 10, 1998 and (iii) the directors and executive officers of the Company as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to all shares of Common Stock and investment power with respect to Non-Voting Common Stock beneficially owned by such person as set forth opposite such person's name, and the address of each person named in the table is the Company's address. No shares of Non-Voting Common Stock were outstanding as of August 10, 1998. Each share of Common Stock is convertible into one share of Non-Voting Common Stock at the option of its holder, if such holder determines that it (or any of its affiliates other than the Company) might be subject to a legal requirement making it illegal or unduly burdensome for it to continue to own or control shares of Common Stock.

                                                                                 AFTER OFFERING AND
                                                                                   CONVERSION OF
                                              BEFORE OFFERING                     PREFERRED STOCK
                               ----------------------------------------------   --------------------
                                   COMMON STOCK           PREFERRED STOCK           COMMON STOCK
                               ---------------------   ----------------------   --------------------
                                SHARES                  SHARES                  SHARES
                               OWNED(1)   PERCENT(2)     OWNED     PERCENT(2)    OWNED    PERCENT(3)
                               --------   ----------   ---------   ----------   -------   ----------
CEFI SA                                                                                         %
  28 rue Marie Therese
  L 2132 Luxembourg.........                25.1%       86,713(B)    21.4%
Citicorp Venture Capital,                                                                       %
  Ltd.(4)
  399 Park Avenue
  New York, NY 10043........                18.7%      105,757(A)    26.1%
David Howe(5)                                                                                   %
  Citicorp Venture Capital,
  Ltd.
  399 Park Avenue
  New York, NY 10043........                18.7%      105,757(A)    26.1%
Michael Delaney(5)                                                                              %
  Citicorp Venture Capital,
  Ltd.
  399 Park Avenue
  New York, NY 10043........                18.7%      105,757(A)    26.1%
YACESE S.A.                                                                                     %
  1 rue Thomas Edison
  78280 Guyancourt..........                11.0%       46,768(B)    11.5%
H.H.A. WAY S.A.                                                                                 %
  1 rue Thomas Edison
  78280 Guyancourt..........                 7.3%       25,422(B)     6.3%
Francis Barge(6)............                25.1%       86,713(B)    21.4%                      %
Felix Domenech(7)...........                11.0%       46,768(B)    11.5%                      %
Jean-Rene Hergoualc'h(8)....                 7.3%       25,422(B)     6.3%                      %
Jerome Barge(6)                                                                                 %
  CEFI S.A.
  28, rue Marie Therese
  L 2132 Luxembourg.........                25.1%       86,713(B)    21.4%
Ueli Spring(9)..............                 1.2%          764(A)        *                      %

                                                                                 AFTER OFFERING AND
                                                                                   CONVERSION OF
                                              BEFORE OFFERING                     PREFERRED STOCK
                               ----------------------------------------------   --------------------
                                   COMMON STOCK           PREFERRED STOCK           COMMON STOCK
                               ---------------------   ----------------------   --------------------
                                SHARES                  SHARES                  SHARES
                               OWNED(1)   PERCENT(2)     OWNED     PERCENT(2)    OWNED    PERCENT(3)
                               --------   ----------   ---------   ----------   -------   ----------
Harold A. Brown(10).........                    *          275(A)        *                      %
Jean-Philippe                                                                                   %
  Larramendy(11)............                 3.0%       10,449(B)        *
Gery-Edouard Lanthier(12)...                 3.5%       12,277(B)     3.0%                      %
Gary Easterly(13)...........                    *          148(A)        *                      %
All directors and executive                                                                     %
  officers as a group (10
  persons)(14)..............                70.0%        288,425     71.2%

---------------

*     Less than one percent.

(1)  Includes         shares of Common Stock subject to options exercisable
     within 60 days of         , 1998. The Company intends to proceed with a
     split of the Common Stock prior to the Offering. Consequently, the number of shares of Common Stock held by the Company's stockholders have not been included.

(2)  Based on         shares of Common Stock and 405,095 shares of Preferred
     Stock outstanding as of         , 1998. Shares of Common Stock subject to
     options exercisable within 60 days of              , 1998 are considered
     held by the holder of such options, for purposes of determining the percentage of the class, but not for the purpose of computing the percentage held by others.

(3)  Based on         shares of Common Stock outstanding after conversion of all
     the shares of Preferred Stock into         shares of Common Stock. No
     shares of Preferred Stock will be outstanding after the completion of the Offering.

(4) Taking into account shares of Common Stock owned by Citicorp Venture Capital, Ltd. ("CVC"), CCT Partners III, L.P. and certain employees of CVC including the directors referred to in the next sentence. CVC has transferred beneficial ownership of a portion of its Common Stock set forth above to a group comprised of certain individual officers of CVC, including Michael Delaney and David Howe, which shares are included in the aggregate total shown.

(5) Consists of shares held by CVC, CCT Partners III, L.P. and certain employees of CVC, which may be deemed to be beneficially owned by Messrs.
     Delaney and Howe,           shares of Common Stock owned by Mr. Delaney and
               shares of Common Stock owned by Mr. Howe. Messrs. Delaney and Howe disclaim beneficial ownership of such shares (except for the
               and           shares of Common Stock respectively owned by them.

(6)  Includes           shares of Common Stock held by CEFI, which may be deemed
     to be beneficially owned by Mr. Francis Barge and Mr. Jerome Barge. Mr. Francis Barge and Mr. Jerome Barge disclaim beneficial ownership of shares held by CEFI.

(7)  Includes           shares of Common Stock held by YACESE S.A, which may be
     deemed to be beneficially owned by Mr. Felix Domenech. Mr. Felix Domenech disclaims beneficial ownership of shares held by YACESE S.A.

(8)  Includes           shares of Common Stock held by H.H.A. WAY S.A., which
     may be deemed to be beneficially owned by Mr. Hergoualc'h. Mr. Hergoualc'h disclaims beneficial ownership of shares held by H.H.A. WAY S.A.

(9)  Includes           shares of Common Stock held by Mr. Spring and options to
     purchase           shares of Common Stock issued to Mr. Spring.

(10) Includes           shares of Common Stock held by Mr. Brown and options to
     purchase           shares of Common Stock issued to Mr. Brown.

(11) Includes           shares of Common Stock held by Tocqueville Europe L.P.
     and           shares of Common Stock held by Bidassoa Investissements S.A., which may be deemed to be beneficially owned by Mr. Larramendy. Mr. Larramendy disclaims beneficial ownership of the shares held by Tocqueville Europe L.P. and Bidassoa Investissements S.A.

(12) Includes         shares of Common Stock held by COGEPA S.A., which may be
     deemed to be beneficially owned by Mr. Lanthier. Mr. Lanthier disclaims beneficial ownership of the shares held by COGEPA S.A.

(13) Includes         shares of Common Stock held by Mr. Easterly and options to
     purchase         shares of Common Stock issued to Mr. Easterly.

(14) Includes options to purchase         shares of Common Stock. Includes
     shares held by CVC and CCT Partners III, L.P. and certain other employees, that may be deemed to be beneficially owned by Messrs. Howe and Delaney,
     who disclaim beneficial ownership of shares. Includes         shares of
     Common Stock held by Tocqueville Europe L.P. and         shares of Common
     Stock held by Bidassoa Investissements S.A., that may be deemed to be beneficially owned by Mr. Larramendy, who disclaims beneficial ownership of
     such shares. Includes           shares of Common Stock held by COGEPA S.A.,
     which may be deemed to be beneficially owned by Mr. Lanthier. Mr. Lanthier disclaims beneficial ownership of the shares held by COGEPA S.A. Messrs. Barge, Domenech and Hergoualc'h disclaim beneficial ownership of shares held by CEFI, YACESE S.A. and H.H.A.WAY S.A..

STOCK PURCHASE AGREEMENT

     On April 14, 1998, pursuant to the terms of a stock purchase agreement among the Company, Sofedit and the stockholders of Sofedit (the "Stock Purchase Agreement"), the outstanding capital stock of Sofedit, held by its stockholders both directly and indirectly through certain holding companies (the capital stock of which was also transferred) was transferred to the Company in consideration of: (i) Promissory Notes of the Company in an aggregate principal amount of $40.9 million; (ii) a portion of Sofedit's profits for fiscal year 1997 amounting to $1.0 million, consistent with the past dividend policy of Sofedit, to be paid to the former stockholders of Sofedit; (iii) 270,000 shares of Series B Preferred Stock of the Company, par value $0.01, stated value of
$100; and (iv)         shares of Common Stock of the Company. Immediately after
the Combination, the former stockholders of Sofedit owned approximately 75% of the Common Stock of the Company on a fully diluted basis (prior to the conversion of the Preferred Stock of the Company). The Stock Purchase Agreement has been filed as an exhibit to the Registration Statement that includes this prospectus.

STOCKHOLDERS' AGREEMENT

     In connection with the Combination, the Company and the current stockholders of the Company entered into a stockholders' agreement dated as of April 9, 1998 (the "Stockholders' Agreement"). The Stockholders' Agreement will automatically terminate upon the consummation of the Offering. The Stockholders' Agreement has been filed as an exhibit to the Registration Statement that includes this Prospectus.

REGISTRATION RIGHTS AGREEMENT

     On April 9, 1998, the Company and its stockholders entered into a registration rights agreement (the "Registration Rights Agreement"). The Registration Rights Agreement has been filed as an exhibit to the Registration Statement that includes this Prospectus.

     Subject to certain agreements with the Underwriters and except as described below, ninety-one days after the closing of the Offering, the current stockholders of the Company will have the right, exercisable in one or more times, to require the Company to file one or more registration statements with the U.S. Securities and Exchange Commission registering all or a portion of the shares of Common Stock held by them, as well as shares of Common Stock that are issuable upon conversion or exchange of shares of Preferred Stock, options, or any other securities giving rights to receive Common Stock of the Company. However, prior to the date that is one year and 91 days after the closing of the Offering, certain former institutional stockholders of Sofedit,
which collectively own         shares of the fully diluted Common Stock of the
Company, are not entitled to request registration of more than 35% of the registrable securities held by them a group as of April 14, 1998; prior to the date that is two years and 91 days after the closing of the Offering, these former institutional stockholders of Sofedit are not entitled to request registration with respect to more than 70% of the registrable securities held by them as a group on April 14, 1998. Notwithstanding the foregoing, such former institutional stockholders of Sofedit may request inclusion in any registration demanded by stockholders affiliated to Citicorp Venture Capital, Ltd. or former stockholders of Sofedit that are not institutional stockholders.

     In addition to the demand registration rights described above, the Registration Rights Agreement confers piggyback registration rights to the stockholders of the parties thereto.

     The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the former stockholders of Sofedit against certain liabilities in connection with any such registration.

REPURCHASE BY THE COMPANY OF THE SHARES OF COMMON STOCK AND PREFERRED STOCK HELD BY AETNA HOLDINGS

     On August         , 1998, the Company repurchased         shares of Common
Stock and 220,704 shares of Preferred Stock held by Aetna Holdings, at the par value ($.01 per share) for the shares of Common Stock and at the stated value ($100 per share) for the shares of Preferred Stock. The Company intends to keep these shares in treasury and to reissue these shares upon exercise of options under its stock option plans.

                              CERTAIN TRANSACTIONS

THE COMBINATION

     In April 1998, in connection with the Combination, Messrs. Francis Barge (Chairman and Chief Executive Officer of the Company and Sofedit), Felix Domenech (Director and Executive Vice President of the Company and Sofedit) and Jean-Rene Hergoualc'h (Director and Executive Vice President of the Company and Sofedit) sold their equity interests in Sofedit to the Company, through CEFI (Barge), YACESE S.A. (Domenech) and H.H.A.WAY S.A. and JRMH (Hergoualc'h), their respective family-owned holding companies. As consideration, CEFI received shares of Common Stock and 86,713 shares of Preferred Stock of the Company and Mr. Francis Barge, Ms. Colette Barge and Mr. Jerome Barge, members of Mr. Francis Barge's immediate family, received 11% Promissory Notes issued by the Company in an aggregate amount of approximately $10.5 million. YACESE S.A.
received           shares of Common Stock and 46,768 shares of Preferred Stock of the Company, and Mr. Domenech, Ms. Josette Domenech, Mr. Sebastien Domenech and Ms. Cecile Domenech, members of Mr. Felix Domenech's immediate family, received 11% Promissory Notes issued by the Company in an aggregate amount of
approximately $5.6 million. H.H.A.WAY S.A. received           shares of Common
Stock and 25,422 shares of Preferred Stock of the Company, and JRMH received 11% Promissory Notes issued by the Company in an aggregate amount of approximately
$3.1 million           . Furthermore, in connection with the Combination, the
Company assumed approximately $12.0 million of the debt of the controlling shareholders of Sofedit and wholly-owned subsidiary of the Company after the Combination. For information regarding the beneficial ownership of Common Stock and Preferred Stock by Messrs. Barge, Domenech and Hergoualc'h, acquired as a result of the Combination, see "Principal Stockholders".

     In connection with the Combination, Tocqueville Europe L.P. and Bidassoa Investissements S.A., two stockholders of the Company of which Mr. Jean-Philippe Larramendy (Director of the Company) is a manager, sold their shares of Sofedit to the Company. As consideration, Tocqueville Europe L.P. received 55,494 shares of Common Stock and 4,995 shares of Preferred Stock of the Company, in addition to an 11% Promissory Note issued by the Company in an amount of approximately $1
million. Bidassoa Investissements S.A. received           shares of Common Stock
and 5,454 shares of Preferred Stock of the Company, in addition to an 11% Promissory Note issued by the Company in an aggregate amount of approximately $1.1 million. COGEPA S.A., a stockholder of the Company of which Mr. Gery Edouard Lanthier (Director of the Company) is a manager, sold its shares of Sofedit to the Company in connection with the Combination. As consideration
therefor, COGEPA S.A. received           shares of Common Stock and 12,277
shares of Preferred Stock of the Company, in addition to 11% Promissory Notes issued by the Company in an amount of approximately $2.4 million. For information regarding the beneficial ownership of Common Stock and Preferred Stock by Messrs. Larramendy and Lanthier acquired as a result of the Combination, see "Principal Shareholders".

REPURCHASE OF SHARES HELD BY CERTAIN EMPLOYEES

     In 1990, the founding stockholders of Sofedit sold 1,500 of their own shares to three employees of Sofedit, who contributed these shares to SOFEDICI, a French company formed for that purpose. Pursuant to the terms of an agreement of December 12, 1990, Messrs. Barge, Domenech and Hergoualc'h agreed to cause Sofedit to repurchase the employees' shares of Sofedit at a fair market value upon exercise of an option to sell granted to the employees under such agreement. In April 1998, pursuant to the Combination, these shares of Sofedit
were exchanged for         shares of Common Stock and         shares Preferred
Stock of the Company and 11% Promissory Notes issued by the Company in an amount
of approximately         . In April 1998, following the Combination, the
employees exercised their option to sell the shares of Sofedit held by SOFEDICI upon completion of the Offering. Sofedit made a payment to these employees in an amount of $1.5 million, in advance of the contemplated purchase of SOFEDICI's shares of Common Stock and Preferred Stock of the Company by Sofedit.

ISSUANCE OF JUNIOR NOTES AND UNFUNDED CONTRACTUAL OBLIGATIONS OF AETNA HOLDINGS

     In connection with its recapitalization of August 1996, Aetna Holdings purchased from the former stockholders of MS Acquisition approximately 61% of their MS Acquisition stock in exchange for: (i) $11.1 million in cash; (ii) $8.7 million in principal amount of Junior Notes; (iii) $0.5 million in unfunded contractual obligations of Aetna Holdings to certain former MS Acquisition option holders; and (iv) $11.1 million cash. The former stockholders of MS Acquisition retained: (i) $2.36 million in stated value of preferred stock; and
(ii) shares of MS Acquisition common stock representing 20.6% of the total number of shares of MS Acquisition common stock then outstanding on a fully diluted basis. Messrs. Ueli Spring, Harold Brown and Gary Easterly are the beneficiaries of unfunded contractual obligations of Aetna Holdings amounting to $0.2 million, $0.1 million and $0.1 million, respectively, as of August 13, 1998. The Company intends to cause the prepayment of these unfunded contractual obligations by Aetna Holdings with the proceeds of the Offering. See "Use of Proceeds".

TRANSFER OF CERTAIN SHARES OF PREFERRED STOCK

     In connection with the Combination, former financial stockholders of
Sofedit agreed to transfer all of their         shares of Series B Preferred
Stock, representing         % of the total number of shares of Preferred Stock,
to CEFI, YACESE S.A. and H.H.A.WAY S.A. for no additional consideration, upon the closing of an underwritten public offering of the Common Stock of the Company for which the Price to Public implies an equity valuation of the Company prior to the application of the proceeds of the Offering equal to or higher than $250.0 million.

DEMAND LOAN TO UELI SPRING

     Aetna has outstanding from Ueli Spring, President of Aetna, a demand loan in the aggregate principal amount of $0.1 million, in addition to accumulated interest. The loan bears interest at the prime rate plus 1.0%. As of June 30, 1998, the aggregate amount owed to Aetna by Mr. Spring in respect of the loan was $0.1 million.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company is derived from the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated By-Laws (the "By-Laws"), which have been filed as exhibits to the Registration Statement that includes this Prospectus, as well as from certain provisions of Delaware law.

     The Company is authorized to issue shares of Common Stock, divided into two classes consisting of shares of Common Stock, par value $.01 per share, and shares of Non-Voting Common Stock, par value $.01 per share, convertible into shares of Common Stock.

     The Company has three series of voting common stock, two series of nonvoting common stock convertible into voting common stock and two series of preferred stock. Upon closing of the Offering, there will be one series of (voting) Common Stock and one series of Non-Voting Common Stock convertible into Common Stock on a one-for-one basis. The currently outstanding shares of each of the three series of voting common stock will be automatically converted into shares of the sole series of Common Stock, the shares of each of the two series of Non-Voting Common Stock will be automatically converted into shares of a single series of Non-Voting Common Stock and the two series of Preferred Stock will be converted into Common Stock.

     As of June 30, 1998,           shares of Common Stock were outstanding and
held of record by 52 stockholders and no shares of Non-Voting Common Stock were
outstanding. In addition,           shares of voting Common Stock were reserved
to be issued pursuant to the Stock Option Plan.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Holders of Common Stock do not currently have preemptive rights pursuant to the Certificate of Incorporation and By-Laws. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors out of legally available funds therefor; provided, however, that, if dividends are payable in shares of Common Stock or Non-Voting Common Stock, dividends must be declared and payable at the same rate on each class of Common Stock. All outstanding shares of Common Stock are fully-paid and non-assessable. Shares of Common Stock are convertible at any time at the election of the holder thereof into shares of Non-Voting Common Stock on a one-for-one basis, but only to the extent that such record holder of Common Stock has determined that it (or any of its affiliates of any other than the Company) might be subject to a legal requirement making it illegal or unduly burdensome for it to continue to own or control shares of Common Stock.

     Upon liquidation, dissolution or winding up of the Company, holders of Common Stock, together with holders of Non-Voting Common Stock, if any, are entitled to a pro rata share of the distribution of assets remaining after the payment of debts and expenses and after payment of the liquidation preference accorded to the holders of any Preferred Stock of the Company. Each share of Common Stock has the same rights, privileges and preferences as every other share of Common Stock.

NON-VOTING COMMON STOCK

     Holders of shares of Non-Voting Common Stock may elect at any time to convert any and all of such shares into Common Stock, on a share-for-share basis, to the extent the holder thereof is permitted pursuant to applicable law to hold the total number of shares of voting securities such holder would hold after giving effect to such conversion.

PREFERRED STOCK

     Immediately after the determination of the Price to Public, all outstanding shares of Preferred Stock will be converted into Common Stock, after which no shares of Preferred Stock will be issued or outstanding. The Company has no plan to issue any new Preferred Stock.

     Existing Convertible Preferred Stock. As of June 30, 1998, the Company had 135,096 shares of Series A Preferred Stock and 270,000 shares of Series B Preferred Stock issued and outstanding. All of these shares of Preferred Stock will be converted into Common Stock concurrent with the determination of the Price to the Public of the Offering. The number of shares of Common Stock into which each share of Preferred Stock is convertible is determined by dividing:
(i) the sum of (x) $100, plus (y) all accrued but unpaid dividends thereon through the date of conversion, by (ii) the Price to Public.

     Authority to Issue New Preferred Stock. The Board of Directors has the authority to issue, in one or more series, 2,000,000 shares of new Preferred Stock, par value $.01, having voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, as shall be stated and expressed by the Board of Directors.

DIVIDENDS

     The holders of the Company's Common Stock and Non-Voting Common Stock are entitled to share ratably in dividends declared by the Board of Directors of the Company out of funds legally available therefor. The Company's ability to pay dividends is dependent on the ability of the Company's subsidiaries to pay dividends to the Company. The ability of the Company's subsidiaries to pay dividends and make other payments are subject to certain statutory, contractual and other restrictions. The terms of various of the Company's indebtedness restrict the payment of dividends by the Company. The Company does not expect to declare or pay cash dividends to holders of its Common Stock or Non-Voting Common Stock in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

DELAWARE ANTI-TAKEOVER LAW

     Section 203 of the Delaware General Corporate Law ("DGCL") provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the Combination resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the Combination commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers; and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholders. An "interested stockholder" is defined as a person that is (x) the owner of 15% or more of the outstanding voting stock of the corporation; or (y) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     To the fullest extent permitted by the DGCL, as amended, the Company's Restated Certificate of Incorporation and By-Laws provide that directors and officers of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is         .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Common Stock. No predictions can be made with respect to the effect, if any, that public sales of shares of the Common Stock or the availability of shares for registered sale will have on the market price of the Common Stock after this Offering. Sale of substantial amounts of the Common Stock in the public market following this Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock, or the ability of the Company to raise capital through a sale of its equity securities.

     Upon completion of the Offering,         shares of the Company's Common
Stock and no shares of Preferred Stock of the Company will be outstanding. The Company is currently planning the introduction of the "1998 Equity Incentive Plan" for its executive officers, directors, employees and other key persons. The Company expects the 1998 Equity Incentive Plan to be in place prior to
completion of the Offering. The         shares of Common Stock sold in this
Offering (        shares if the Underwriters' Over-Allotment Option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, unless acquired by an "affiliate" of the Company (an "affiliate" is defined in Rule 144 promulgated by the U.S. Securities and Exchange Commission under the Securities Act ("Rule 144"), generally as a person who by equity ownership or otherwise, controls, is controlled by, or is under control with the Company). The remaining outstanding shares of Common Stock of the Company will be "restricted securities" as defined in Rule 144 and may not be sold unless registered under the Securities Act or sold in accordance with an applicable exemption therefrom, such as Rule 144.

     In general, Rule 144 permits an affiliate or a person who has held restricted shares for more than one year to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale; provided that the Company has either filed certain periodic reports with the Commission or made publicly available certain information concerning itself, and; provided further sales are made in normal "brokers' transactions" or in transactions directly with a "market maker" without the solicitation of buy orders by the brokers or such affiliates. A person who is deemed not to be an affiliate of the Company at any time during the three months preceding a sale and who has held restricted shares for more than two years may sell such shares under Rule 144 without regard to the volume or manner of sale limitations or information requirements described above. Of the outstanding shares of Common Stock not being sold in this
Offering,         shares have been owned by the holders thereof for more than two years.

     The Common Stock has been approved for listing on the New York Stock
Exchange, subject to official notice of issuance, under the symbol "        ".
Sales of substantial amounts of Common Stock in the public market under Rule 144 could have a depressing effect on the price of the Common Stock. See "Principal Stockholders -- Registration Rights Agreement" and "Underwriting".

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated         , 1998 (the "Underwriting Agreement"), the underwriters
named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and Bear, Stearns & Co. Inc. are acting as representatives (together, the "Representatives"), have severally, but not jointly, agreed to purchase from the Company the following respective numbers of shares of Common
Stock:

                                                                NUMBER OF SHARES
                                                                   OF COMMON
                        UNDERWRITER                                  STOCK
                        -----------                             ----------------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc.....................................

  Total.....................................................
                                                                    =======

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares of Common Stock covered by the over-allotment option described below if any are purchased). The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to additional Common Stock at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of shares of Common Stock. To the extent that such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $          per share of Common Stock, and the Underwriters and such dealers
may allow a discount of $          per share of Common Stock on sales to certain
other dealers. After the Offering, the Price to Public and concession and discount to dealers may be changed by the Representatives.

     [The Company and certain of its executive officers, directors and stockholders have agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock of the Company, without the prior written consent of the Representative for a period of 180 days after the date of this Prospectus except issuances of Common Stock pursuant to the exercise of warrants or options, in each case outstanding on the date of this Prospectus, grants of employee stock options pursuant to the terms of a plan in effect on the date of this Prospectus and issuance of Common Stock pursuant to the exercise of such options.] Application will be made to list the shares of Common Stock on the New York Stock Exchange.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.
In addition, the Company will agree to pay the Underwriters         as
reimbursement for certain of their expenses.

     Prior to the Offering, there has been no public market for the shares of Common Stock of the Company. Consequently, the initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in making such determination will be the market conditions for initial public offerings, the earnings and certain other financial and operating information of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. There can be no assurance that the Price to Public price corresponds to the price at which the shares of Common Stock offered hereby will trade in the public market subsequent to the Offering or that an active market for such shares will develop and continue after the Offering.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of the shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate members are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the shares of Common Stock who are Underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discounted at any time.

     [It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor on or about that date specified in the last paragraph of the cover page of this Prospectus, which will be the third business day following the date of pricing of the Common Stock] [hereof]. Under Rule 15C 6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Common Stock on the date of
pricing or the next           succeeding business day[s] will be required, by
virtue of the fact that the Common Stock initially will settle in T+3 to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Stock who wish to trade the Common Stock on the
date of pricing or the next           succeeding business day[s] should consult
their own advisor.

                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Common Stock offered hereby have been passed upon for the Company by Shearman & Sterling. The validity of the Common Stock will be passed upon for the Underwriters by Sullivan & Cromwell.

                                    EXPERTS

     The audited financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Barbier Frinault & Autres (a member firm of Arthur Andersen), independent public accountants, and PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the U.S. Securities and Exchange Commission a Registration Statement (the "Registration Statement", which term shall include any amendments thereto) on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Summaries included in this Prospectus of any documents filed as an exhibit to the Registration Statement describe all material provisions of such documents but are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission referred to below.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copies are available at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450th Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at hhtp://www.sec.gov. Any reports, proxy statements and other information filed with the Commission prior to February 10, 1997 can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C., 20006. Reports, proxy statements and other information filed with the Commission after such date are available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES, INCLUDING
  SOFEDIT AS PREDECESSOR
  Report of Independent Accountants for the periods ended
     December 31, 1995, 1996 and 1997.......................    F-2
  Limited Review Report for the six month periods ended June
     30, 1997 and 1998......................................    F-3
  Consolidated Income Statements for the years ended
     December 31, 1995, 1996, and 1997 and for the six month
     periods ended June 30, 1997 and 1998...................    F-4
  Consolidated Balance Sheets as of December 31, 1996 and
     1997 and as of June 30, 1998...........................    F-5
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997 and for the six month
     periods ended June 30, 1997 and 1998...................    F-6
  Consolidated Statement of Changes in Shareholders' Equity
     for the years ended December 31, 1995, 1996 and 1997
     and for the six month periods ended June 30, 1998......    F-8
  Notes to Consolidated Financial Statements................    F-9
MS ACQUISITION CORP. AND ITS CONSOLIDATED SUBSIDIARIES
  Report of Independent Accountants for the periods ended
     December 31, 1995, December 28, 1996 and December 29,
     1997...................................................   F-28
  Consolidated Balance Sheets as of December 28, 1996 and
     December 29, 1997......................................   F-29
  Consolidated Statement of Operations for the years ended
     December 31, 1995, December 28, 1996 and December 29,
     1997...................................................   F-30
  Consolidated Statement of Cash Flows for the years ended
     December 31, 1995, December 28, 1996 and December 29,
     1997...................................................   F-31
  Notes to Consolidated Financial Statements................   F-32
  Consolidated Unaudited Balance Sheet as of December 28,
     1997 and March 31, 1998................................   F-41
  Consolidated Unaudited Statement of Operations for the
     three month periods ended March 30, 1997 and March 29,
     1998...................................................   F-42
  Consolidated Unaudited Statement of Cash Flows for the
     three month periods ended March 30, 1997 and March 29,
     1998...................................................   F-43
  Notes to Consolidated Financial Statements................   F-44

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and the Board of Directors of SOFEDIT SA:

     We have audited the accompanying consolidated balance sheets of SOFEDIT SA and subsidiaries (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1997, all expressed in U.S. dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SOFEDIT SA and its subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the United States of America.

Barbier Frinault & Autres
Arthur Andersen

/s/ PHILIPPE TAUPIN
------------------------------
Philippe Taupin

June 15, 1998

                LIMITED REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and the Board of Directors of MS Acquisition:

     We have reviewed the accompanying consolidated balance sheet of MS Acquisition as of June 30, 1998 and the related statements of income and cash flows for the six-month periods ended June 30, 1998 and June 30, 1997. These financial statements reflect the operations of SOFEDIT up until April 1, 1998 and the combined operations of SOFEDIT and MS Acquisition after that date as defined in Note 1 of the Notes to the financial statements. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States.

Barbier Frinault & Autres
Arthur Andersen

/s/ PHILIPPE TAUPIN
------------------------------
Philippe Taupin

July 30, 1998

                        THE COMPANY AND ITS SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS

                                                            SOFEDIT                              THE COMPANY(A)
                                    -------------------------------------------------------     ----------------
                                         YEAR ENDED DECEMBER 31,
                                    ----------------------------------     SIX MONTHS ENDED     SIX MONTHS ENDED
                           NOTE       1995         1996         1997        JUNE 30, 1997        JUNE 30, 1998
                           ----     --------     --------     --------     ----------------     ----------------
                                                                             (UNAUDITED)          (UNAUDITED)
                                                (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE DATA)
Net sales................  (23)      464,868      484,712      487,898          255,608              322,251
Cost of sales............           (397,254)    (424,617)    (429,414)        (220,941)            (285,951)
Selling, general & admin.
  expenses...............            (28,402)     (29,234)     (26,110)         (14,004)             (18,168)
Research & development
  expenses...............             (4,364)      (7,602)      (7,413)          (4,042)              (4,234)
Other expense, net.......   (5)       (2,084)         618       (6,097)          (2,108)              (1,560)
Operating income.........             32,764       23,877       18,864           14,513               12,338
Interest expense, net....   (4)      (15,385)     (12,871)      (9,683)          (5,415)              (8,982)
                                    --------     --------     --------         --------             --------
Pre-tax income...........             17,379       11,006        9,181            9,098                3,356
Income tax...............   (6)       (1,533)         326       (1,981)          (2,593)              (1,428)
                                    --------     --------     --------         --------             --------
Income before share in
  net income of equity
  investees and minority
  interests..............             15,846       11,332        7,200            6,505                1,928
Share in net income of
  equity investees.......                244           56           14              (12)                   0
                                    --------     --------     --------         --------             --------
Income before minority
  interests..............             16,090       11,388        7,214            6,493                1,928
Minority interests.......                126           27            0             (167)                   0
                                    --------     --------     --------         --------             --------
Net income before
  discontinued
  operations.............   (7)       15,964       11,361        7,214            6,660                1,928
                                    --------     --------     --------         --------             --------
Discontinued
  operations.............             (3,143)      (3,968)      (2,485)          (1,374)              (1,490)
Net income...............             12,821        7,393        4,729            5,286                  438
                                    ========     ========     ========         ========             ========
Earnings per share:
before discontinued
  operations.............               3.99         2.84         1.80             1.67                 0.48
after discontinued
  operations.............               3.21         1.85         1.18             1.32                 0.11

---------------

(a) The unaudited historical statement of operations data of the Company for the six months ended June 30, 1998 represent the historical results of SOFEDIT, as predecessor, and, from April 1, 1998, the effective date of the Combination for accounting purposes, the consolidated results of MS Acquisition and SOFEDIT.

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        THE COMPANY AND ITS SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   SOFEDIT          THE COMPANY(A)
                                                             -------------------   ----------------
                                                                DECEMBER 31,
                                                             -------------------   SIX MONTHS ENDED
                                                      NOTE     1996       1997      JUNE 30, 1998
                                                      ----   --------   --------   ----------------
                                                                                     (UNAUDITED)
                                                        (IN THOUSANDS OF U.S. DOLLARS EXCEPT PER
                                                                       SHARE DATA)
ASSETS
Cash and marketable securities......................   (8)     11,336     11,626         22,925
Trade receivables, net (b)..........................   (9)    136,038    115,823        152,366
Other accounts receivables, net.....................  (10)     35,945     27,916         36,281
Inventories and contracts in process, net...........  (11)     67,462     64,013         66,020
Tooling.............................................               --         --         30,655
Deferred taxes......................................   (6)     11,418      8,910          7,268
                                                             --------   --------       --------
Total current assets................................          262,199    228,288        315,515
Property, plant and equipment, net..................  (12)    135,621    122,028        183,012
Intangible assets, net..............................              595        878          7,059
Goodwill, net.......................................  (13)      7,876      6,166         65,795
Share in net assets of equity investments...........  (14)      1,758        291            274
Other non-current assets, net.......................  (15)        474      4,261          4,264
                                                             --------   --------       --------
Total other assets..................................           10,703     11,596         77,392
                                                             --------   --------       --------
Total Assets........................................          408,523    361,912        575,919
                                                             ========   ========       ========
SHAREHOLDERS' EQUITY, PREFERRED STOCK AND
  LIABILITIES
Short-term portion of financial debt and short-term
  debt..............................................  (16)     45,756     43,778         55,537
Trade payables......................................          125,964    109,876        154,793
Customers' deposits and advances....................           18,838      8,448          7,614
Deferred taxes......................................   (6)      3,331      4,882         15,729
Other payables and accrued expenses.................  (17)     49,296     52,849         78,873
                                                             --------   --------       --------
Total current liabilities...........................          243,185    219,833        312,546
Long-term portion of financial debt.................  (16)     94,348     71,416        222,422
Accrued pension and retirement benefits.............  (18)      4,049      3,476          3,653
Provisions for risks and charges....................  (19)      4,020      1,898          1,469
                                                             --------   --------       --------
Total long-term liabilities.........................          102,417     76,790        227,544
Preferred Stock (Series A, par value $.01; stated
  value $100; authorized 363,128; issued 344,443;
  outstanding 135,096. Series B, par value $.01;
  stated value $100; issued and outstanding
  270,000)..........................................  (20)          0          0         41,059
Minority interests..................................  (21)        490          0              0
Capital stock: ($.01 nominal value; authorized
  12,000,000; issued 5,294,489; outstanding
  3,899,999)........................................               39         39             39
Additional paid-in capital..........................           33,913     41,654         39,601
Retained earnings...................................           25,710     28,138        -39,805
Cumulative translation adjustments..................            2,769     -4,542         -5,065
                                                             --------   --------       --------
Shareholders' equity................................  (22)     62,431     65,289         -5,230
                                                             --------   --------       --------
Total liabilities, preferred stock and shareholders'
  equity............................................          408,523    361,912        575,919
                                                             ========   ========       ========
Commitments and contingencies (See Note 24)

---------------

(a) The unaudited historical statement of operations data of the Company for the six months ended June 30, 1998 represent the historical results of SOFEDIT, as predecessor, and, from April 1, 1998, the effective date of the Combination for accounting purposes, the consolidated results of MS Acquisition and SOFEDIT.

(b) Allowances deducted from trade receivables......           (1,186)    (1,293)        (1,797)

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        THE COMPANY AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           SOFEDIT                        THE COMPANY(A)
                                        ----------------------------------------------   ----------------
                                          YEAR ENDED DECEMBER 31,
                                        ---------------------------   SIX MONTHS ENDED   SIX MONTHS ENDED
                                         1995      1996      1997      JUNE 30, 1997      JUNE 30, 1998
                                        -------   -------   -------   ----------------   ----------------
                                                                        (UNAUDITED)        (UNAUDITED)
                                                         (IN THOUSANDS OF U.S. DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................    12,821     7,393     4,729         5,286                438
(Of which share of net income in
  equity investees)..................      (244)      (56)      (14)          (12)                 0
Non cash items
Amortization.........................    26,592    24,857    27,509        14,927             15,844
(Decrease) increase in other
  provisions, net....................      (617)     (901)   (2,101)        1,300                (45)
Other................................       (22)   (1,365)      298            64                  0
Changes in operating working capital
  (b)................................    (3,480)  (16,205)    6,331        (2,158)            15,027
                                        -------   -------   -------       -------            -------
NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES...............    35,050    13,723    36,752        19,407             31,264
                                        -------   -------   -------       -------            -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to intangible assets.......      (444)     (224)   (1,959)         (260)            (1,069)
Additions to property, plant and
  equipment..........................   (28,594)  (33,241)  (15,056)       (7,877)           (18,864)
Proceeds from disposal of intangible
  & tangible assets..................     5,177    13,910       809         1,851              2,224
Additions to other assets............      (527)     (144)   (4,146)       (4,080)               (45)
Disposal of other assets.............         2       155      (631)          112                 25
Business acquired (net of cash
  acquired)..........................    (8,473)
                                        -------   -------   -------       -------            -------
NET CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES...............   (32,859)  (19,544)  (20,983)      (10,254)           (17,729)
                                        -------   -------   -------       -------            -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital............        71        70       127             0                  0
Dividends paid.......................    (2,122)   (2,515)   (2,288)       (2,349)            (2,377)
Increase in financial long-term
  debt...............................    25,606    29,279    19,950         5,818              4,508
Reimbursement of financial long-term
  debt...............................   (16,012)  (37,080)  (31,188)      (13,772)           (14,975)
Variation in financial short-term
  debt...............................       608     4,109        80         3,050             10,603
                                        -------   -------   -------       -------            -------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES...............     8,151    (6,137)  (13,319)       (7,253)            (2,241)
                                        -------   -------   -------       -------            -------
Net effect of exchange rate changes
  and others.........................     2,024    (1,368)   (2,160)       (1,330)                 5
                                        -------   -------   -------       -------            -------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................    12,366   (13,326)      290           570             11,299

---------------

(a) The unaudited historical statement of operations data of the Company for the six months ended June 30, 1998 represent the historical results of SOFEDIT, as predecessor, and, from April 1, 1998, the effective date of the Combination for accounting purposes, the consolidated results of MS Acquisition and SOFEDIT.

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        THE COMPANY AND ITS SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           SOFEDIT                        THE COMPANY(A)
                                        ----------------------------------------------   ----------------
                                          YEAR ENDED DECEMBER 31,
                                        ---------------------------   SIX MONTHS ENDED   SIX MONTHS ENDED
                                         1995      1996      1997      JUNE 30, 1997      JUNE 30, 1998
                                        -------   -------   -------   ----------------   ----------------
                                                                        (UNAUDITED)        (UNAUDITED)
                                                         (IN THOUSANDS OF U.S. DOLLARS)
Cash and cash equivalents at
  beginning of year..................    12,296    24,662    11,336        11,336             11,626
                                        -------   -------   -------       -------            -------
CASH AND CASH EQUIVALENTS AT END OF
  YEAR...............................    24,662    11,336    11,626        11,906             22,925
                                        =======   =======   =======       =======            =======
Cash paid during the year for
  interest...........................    16,011    14,195    10,232
                                        -------   -------   -------
Cash paid (received) during the year
  for income taxes...................    22,205     9,241   (13,513)
                                        -------   -------   -------

---------------

(a) The unaudited historical statement of operations data of the Company for the six months ended June 30, 1998 represent the historical results of SOFEDIT, as predecessor, and, from April 1, 1998, the effective date of the Combination for accounting purposes, the consolidated results of MS Acquisition and SOFEDIT.

(b) of which:
     change in inventories...................    (7,069)  (18,033)  (5,143)   (6,218)   (6,247)
     change in trade receivable..............   (20,698)  (39,022)  13,066   (24,894)   33,217
     change in trade payable.................     9,557    37,100      (14)   19,666   (34,500)
     change in others........................    14,730     3,750   (1,578)    9,288    22,557

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                        THE COMPANY AND ITS SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                       RETAINED
                                         NUMBER OF                     EARNINGS         CUMULATIVE
                                          SHARES        CAPITAL     AND ADDITIONAL      TRANSLATION     SHAREHOLDERS'
                                        OUTSTANDING      STOCK      PAID-IN CAPITAL     ADJUSTMENT         EQUITY
                                        -----------     -------     ---------------     -----------     -------------
                                                               (IN THOUSANDS OF U.S. DOLLARS)
BALANCE AT DECEMBER 31, 1994..........  4,000,000            39          43,829             2,008           45,876
Capital increase......................         --            --              71                --               71
Translation adjustment................         --            --              --             3,697            3,697
Net income............................         --            --          12,821                --           12,821
Minimum liability adjustment..........         --            --              70                --               70
Dividends paid........................         --            --          (2,122)               --           (2,122)
Other.................................         --            --             (29)               --              (29)
                                         --------       -------         -------           -------          -------
BALANCE AT DECEMBER 31, 1995..........  4,000,000            39          54,640             5,705           60,384
Capital increase......................         --            --              70                --               70
Translation adjustment................         --            --              --            (2,936)          (2,936)
Net income............................         --            --           7,393                --            7,393
Minimum liability adjustment..........         --            --              65                --               65
Dividends paid........................         --            --          (2,515)               --           (2,515)
Other.................................         --            --             (30)               --              (30)
                                         --------       -------         -------           -------          -------
BALANCE AT DECEMBER 31, 1996..........  4,000,000            39          59,623             2,769           62,431
Capital increase......................         --            --           7,741                --            7,741
Translation adjustment................         --            --              --            (7,311)          (7,311)
Net income............................         --            --           4,729                --            4,729
Dividends paid........................         --            --          (2,288)               --           (2,288)
Other.................................         --            --             (13)               --              (13)
                                         --------       -------         -------           -------          -------
BALANCE AT DECEMBER 31, 1997..........  4,000,000            39          69,792            (4,542)          65,289
Translation adjustment................         --            --              --              (523)            (523)
Net income............................         --            --             438                --              438
Dividends paid........................         --            --         (70,434)               --          (70,434)
                                         --------       -------         -------           -------          -------
BALANCE AT JUNE 30, 1998
  (UNAUDITED).........................  4,000,000            39            (204)           (5,065)          (5,230)
                                         ========       =======         =======           =======          =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                        THE COMPANY AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 1 -- DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

     The company ("the Company") is the new name of the group formed by the combination of the activities of SOFEDIT and MS Acquisition Corp.

     MS Acquisition Corp., through Aetna Industries Inc., its wholly-owned subsidiary, is a leading direct supplier of high quality modules, welded subassemblies and chassis parts used as original equipment components in the North American automobile industry.

     SOFEDIT S.A., a direct and indirect wholly owned subsidiary of the Company, is a leading direct supplier of welded subassemblies, body in white parts, clutch, break and accelerator pedal modules, fuel tanks and crossmembers and chassis parts used as original equipment components by manufacturers in the European automobile industry.

     SOFEDIT was formed in 1989. Since its formation and until April 1998, a majority of SOFEDIT's outstanding capital stock was directly or indirectly owned by its founders. On April 14, 1998, a combination was completed between SOFEDIT and MS Acquisition (the "Combination"). In the Combination, SOFEDIT's former stockholders transferred the outstanding capital stock of SOFEDIT to MS Acquisition in exchange for: (i) promissory notes of MS Acquisition in the principal amount of approximately $41 million; (ii) dividends in an amount of approximately $1 million; (iii) 270,000 shares of Series B Preferred Stock ($27 million stated value) of MS Acquisition; (iv) three million shares of Common Stock of MS Acquisition representing 75% of the fully diluted outstanding Common Stock; and (v) the assumption of approximately $12 million of debt of former SOFEDIT stockholders.

     For accounting purposes, the combination of SOFEDIT and MS Acquisition was effective on April 1, 1998. The Combination has been accounted for as a reverse acquisition as the former owners of SOFEDIT owned approximately 75% of the fully diluted outstanding Common Stock of the Company immediately after the combination. Accordingly, SOFEDIT is considered to be the acquiror of MS Acquisition and predecessor to the Company for accounting purposes. As a consequence, the historical financial statements prior to April 1, 1998 are those of SOFEDIT.

     The Combination was accounted for using the purchase method. Therefore, the purchase price was allocated to the identifiable tangible and intangible assets of the acquiree (MS Acquisition). The excess of the purchase price over the fair market value of MS Acquisition amounted to $60,091 and has been recorded as goodwill.

     Historical consolidated financial statements of SOFEDIT have been prepared in accordance with US GAAP and are included as the predecessor's financial statements in the accompanying financial statements. The six-month period ended June 30, 1998 for the Company reflects the operations of MS Acquisition from April 1, 1998 and of SOFEDIT for the whole six month period.

     The historical equity section of SOFEDIT financial statements has been restated retroactively for each period presented to reflect the exchange ratio used in the Combination and, accordingly, SOFEDIT's historical share capital has been replaced by MS Acquisition share capital. Per share data has been restated using MS Acquisition number of shares after the Combination.

     The financial statements are stated in U.S. dollars.

  Interim financial information

     The accompanying unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

Company, all adjustments, consisting of only normal, recurring adjustments, necessary to present the financial position of the Company at June 30, 1998 and the result of its operations and its cash flows for the six month period ended June 30, 1998 have been included. Operating results for the interim periods are not necessarily indicative of results that may be expected for the year ending December 31, 1998.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

     The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America.

  (a) Consolidation methods

     Investments over which the Company has direct or indirect control of more than 50% of the outstanding voting shares, or over which it exercises effective control, are fully consolidated, except for some companies, not significant in aggregate, that were not consolidated for practical reasons.

     Investments in which the Company has an equity interest of 20% to 50% over which the Company exercises significant influence but not control are accounted for under the equity method.

     Sales and results of operations of consolidated subsidiaries acquired or disposed of during the year are recognized in the consolidated income statements from the date of acquisition, or up until the date of disposal, respectively.

     All significant intercompany transactions are eliminated.

     A list of the Company's consolidated subsidiaries and investments and the applicable method of consolidation is provided in Note 3.

  (b) Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.

  (c) Revenue recognition

     Revenues from the sale of finished goods are recognized at delivery date. Certain development costs are contractually financed by the customers through an identified increase in the selling price of the corresponding finished products. Those costs are capitalized in work in process and reversed to income based on deliveries.

  (d) Translation of financial statements denominated in foreign currencies

     The functional currency of the Company's subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the year-end rate of exchange, and their income statements and cash flow statements are converted at the average rate of exchange of the period. The resulting translation adjustment is included in shareholders' equity as the "Cumulative translation adjustment."

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

     Historical data of SOFEDIT, which had been prepared in French francs, has been translated into U.S. dollars using the same rules.

  (e) Foreign currency transactions

     Gains and losses relating to foreign currency transactions not denominated in the functional currency are recorded in the consolidated income statements. Foreign currency transactions are translated into local currency at the rate of exchange applicable to the transaction. At year-end, foreign currency assets and liabilities to be settled are translated into local currency at the rate of exchange prevailing at that date.

  (f) Financial instruments

     The Company does not use any off-balance sheet financial instruments for any purpose.

  (g) Goodwill

     Goodwill represents the excess of purchase price over the fair value of the assets and liabilities acquired in a business combination. Initial estimates of fair values are finalized within a one-year allocation period. Subsequent to this period, reversals of unneeded provisions resulting from the purchase price allocation and the use of acquired, unrecognized tax loss carryforwards are applied to goodwill. Goodwill is amortized on the straight-line basis over its estimated useful life, over a maximum 40 year period. Amortization periods of up to 40 years reflect the nature of the Company's business and the resulting long-term relationships with its customers.

     Whenever events or changes in the market indicate a potential impairment of intangible assets and property, plant and equipment, a detailed review is carried out based on the projected operating performance of the related businesses. Whenever such review indicates that there is impairment, the carrying amount of such assets is reduced to their recoverable value.

  (h) Property, plant and equipment

     Property, plant and equipment are recorded at historical cost for the Company, less any provision for impairment. Depreciation is computed using the straight-line method over the following estimated useful lives:

                                                             ESTIMATED USEFUL
                                                              LIFE IN YEARS
                                                             ----------------
Buildings................................................         10-30
Machinery and equipment..................................          5-15
Tools, furniture and fixtures and other..................          3-10

  (i) Other investments

     Investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis. For long-term investments, the net realizable value is calculated using the following parameters: equity value, profitability and expected cash flows from the investment.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

  (j) Inventories

     Raw materials and supplies, industrial work in progress, and finished products are stated at the lower of cost, using the weighted average cost method (which approximates FIFO) or market value. Inventory costs include direct costs and applicable manufacturing overheads.

  (k) Short-term investments, cash and cash equivalents

     Marketable securities included in short-term investments and cash and cash equivalents are classified as available for sale and recorded at fair market value. Any changes in fair market value are accounted for through "Other comprehensive income" in retained earnings.

     Cash and cash equivalents consist of cash and liquid investments with an initial maturity of less than three months.

  (l) Deferred taxation

     Deferred taxes are calculated for each taxable entity for temporary differences arising between tax and financial reporting. A deferred tax liability is recognized for taxes payable in each future year. Deferred tax assets are recorded up to their expected recoverable amount. Deferred tax amounts are adjusted for changes in the applicable tax rate upon enactment.

     Deferred tax liabilities include non-recoverable withholding taxes payable on the portion of the current year earnings of consolidated subsidiaries or equity investees expected to be remitted to the parent company. No provision is made for income taxes on accumulated earnings of consolidated subsidiaries or equity method investees for which no distribution is planned.

  (m) Research and development and preproduction costs

     Research and development and preproduction costs are expensed as incurred.

  (n) Employee benefits

     The estimated cost of providing benefits to employees is accrued during the years in which the employees render services.

     For defined contribution plans and multi-employer pension plans, expenses are recorded as incurred. For defined benefit indemnities, retirement plans, and post-retirement benefit plans, liabilities and prepaid expenses are accrued over the estimated term of service of the employee using actuarial methods. Differences caused by actuarial gains or losses arising from changes in actuarial assumptions are amortized over the residual working life of the employees.

  (o) Restructuring

     Restructuring costs are accrued when management determines the need to close facilities, or to reduce or relocate the workforce and when the decision is communicated to the employees. Such costs may include estimated facility closing costs, reductions in the useful lives of assets, and employees' severance and termination benefits.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 3 -- CONSOLIDATED SUBSIDIARIES AND INVESTMENTS

                          COMPANY                                   COUNTRY         OWNERSHIP %
                          -------                                   -------         -----------
M.S. ACQUISITION CORP......................................    United States
SOFEDIT S.A................................................    France                  100%
AUBECQ S.A.................................................    France                  100%
BONIN S.A..................................................    France                  100%
BDHI S.A...................................................    France                  100%
SERTE EURL.................................................    France                  100%
CABRIT S.A.................................................    France                  100%
CIBA S.A...................................................    France                  100%
LEBRANCHU PROTOTYPES S.A...................................    France                  100%
C.L.A. S.A.................................................    France                  100%
C.T.A.A. S.A...............................................    France                  100%
LAPRADE S.A................................................    France                  100%
LEBRANCHU LE THEIL S.A.....................................    France                  100%
SAUFEDIT ASSURANCES SARL(1)................................    France                   50%
BROUILLET S.A.(1)..........................................    France                  100%
SOTRAMEX S.A...............................................    France                  100%
SOFEDIT IBERICA S.A........................................    Spain                   100%
COVENTRY PRESSWORK LTD.....................................    United Kingdom          100%
LEBRANCHU UK LTD...........................................    United Kingdom          100%
TOWERSTREAM LTD............................................    United Kingdom          100%
AETNA HOLDINGS, INC........................................    United States           100%
AETNA INDUSTRIES, INC......................................    United States           100%
AETNA EXPORT SALES CO......................................    US Virgin Islands       100%
AETNA MANUFACTURING CANADA LTD.............................    Canada                  100%

---------------

(1) Consolidated as equity investments

NOTE 4 -- INTEREST EXPENSE, NET

                                        YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED
                                      ----------------------------    ------------------------------
                                       1995       1996       1997     JUNE 30, 1997    JUNE 30, 1998
                                      -------    -------    ------    -------------    -------------
                                                                       (UNAUDITED)      (UNAUDITED)
                                                      (IN THOUSANDS OF U.S. DOLLARS)
Interest income...................        197        458       263          114              104
Interest expense..................    (15,582)   (13,329)   (9,946)      (5,529)          (9,086)
                                      -------    -------    ------       ------           ------
Interest expense, net.............    (15,385)   (12,871)   (9,683)      (5,415)          (8,982)
                                      =======    =======    ======       ======           ======

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 5 -- OTHER EXPENSE, NET

                                        YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED
                                      ----------------------------    ------------------------------
                                       1995       1996       1997     JUNE 30, 1997    JUNE 30, 1998
                                      -------    -------    ------    -------------    -------------
                                                                       (UNAUDITED)      (UNAUDITED)
                                                      (IN THOUSANDS OF U.S. DOLLARS)
Net gain (loss) on disposal of
  assets..........................        156      1,489    (2,600)      (1,332)
Restructuring costs...............                          (2,493)                           78
Amortization of goodwill..........       (300)      (362)     (436)        (123)            (589)
Employee profit sharing...........     (2,445)    (1,278)   (1,361)        (808)            (661)
Other, net........................        505        769       793          155             (388)
                                      -------    -------    ------       ------           ------
Other expenses, net...............     (2,084)       618    (6,097)      (2,108)          (1,560)
                                      =======    =======    ======       ======           ======

NOTE 6 -- INCOME TAX

INCOME TAX EXPENSE:

                                            YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED
                                            ------------------------   -----------------------------
                                             1995     1996     1997    JUNE 30, 1997   JUNE 30, 1998
                                            ------   ------   ------   -------------   -------------
                                                                        (UNAUDITED)     (UNAUDITED)
                                                         (IN THOUSANDS OF U.S. DOLLARS)
Current income tax expense...............   (2,514)   1,260      742      (1,349)         (2,643)
  of which: US...........................       --       --       --          --          (1,581)
             non-US......................   (2,514)   1,260      742      (1,349)         (1,062)
Deferred tax income/(expense)............      981     (934)  (2,723)     (1,244)          1,215
                                            ------   ------   ------      ------          ------
  of which: US...........................       --       --       --          --           3,160
             non-US......................      981     (934)  (2,723)     (1,244)         (1,945)
Total income tax expense.................   (1,533)     326   (1,981)     (2,593)         (1,428)
                                            ======   ======   ======      ======          ======

     The differences between the income tax provision and the statutory French income tax rate are as follows:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1997
                                                                ------    ------
                                                                (IN THOUSANDS OF
                                                                 U.S. DOLLARS)
Pre-tax income..............................................    11,006     9,181
Taxes computed at the statutory rate of 36.67% for 1996 and
  41.67% for 1997...........................................    (4,035)   (3,825)
Increase resulting from:
  Amortization of goodwill non-deductible for tax...........      (133)     (181)
  Other permanent differences...............................       (17)     (716)
  Variation in valuation allowance..........................       319       (79)
  Other taxes and tax credits...............................     4,192     2,820
                                                                ------    ------
Income tax expense..........................................       326    (1,981)
                                                                ======    ======

     The Company consolidates most of its French operations for tax purposes. At December 31, 1997 there were tax net operating loss carryforwards principally related to taxing jurisdictions in France, which totaled

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

approximately $2,730. Tax loss carryforwards amounting to $861 expire in 2000; $1,869 have no expiration date.

     All of the U.S. entities are consolidated for U.S. income tax purposes.

     Tax credits relate mainly to income tax reductions based on research and development expenses.

DEFERRED TAX BALANCES:

     The principal deferred tax assets and liabilities in the balance sheets are as follows:

                                                                  DECEMBER 31,
                                                                -----------------
                                                                 1996       1997
                                                                -------    ------
                                                                (IN THOUSANDS OF
                                                                  U.S. DOLLARS)
Employee benefits...........................................     1,781     1,663
Provisions and other expenses...............................       377     1,030
Tax loss carryforwards......................................     1,142     1,407
R&D and start-up costs capitalized for tax purposes.........     5,016     3,023
Other.......................................................     4,037     2,702
                                                                ------     -----
Total assets, gross.........................................    12,353     9,825
                                                                ======     =====
Valuation allowance.........................................      (935)     (915)
Deferred tax assets.........................................    11,418     8,910
                                                                ======     =====
Deferred tax on deferred expenses...........................        66       350
Deferred income related to leasing transactions.............     3,246     3,994
Other.......................................................        19       538
                                                                ------     -----
Deferred tax liabilities....................................     3,331     4,882
                                                                ======     =====

NOTE 7 -- DISCONTINUED OPERATIONS

     The Company discontinued two operations during 1998, both of which have been classified as discontinued operations for all the periods included in the consolidated financial statements. These businesses consisted of cooking pan production (the Company's only non-automotive component business) as well as a non-core plastic automotive components business. For the years ended December 31, 1995, 1996 and 1997, these businesses contributed net sales of $17.4 million, $15.6 million, $14.0 million and operating losses of $3.4 million, $4.2 million and $2.4 million, respectively. For the six month periods ended June 30, 1997 and 1998, respectively net sales were $7.9 million and $6.0 million, operating losses were $1.3 million and $1.4 million, respectively. The Company expects to sell these operations by the end of 1998. If the Company is not able to sell these operations, costs of up to $4.0 million could be incurred to cease these operations.

     The income tax charge (profit) of these operations were $(0.3), $(0.2) and $0.1 for the years ended December 31, 1995, 1996 and 1997 respectively, and $0.1 for the two six month periods ended June 30, 1997 and 1998.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 8 -- CASH AND MARKETABLE SECURITIES

                                                              DECEMBER 31,
                                                            ----------------    SIX MONTHS ENDED
                                                             1996      1997      JUNE 30, 1998
                                                            ------    ------    ----------------
                                                                                  (UNAUDITED)
                                                               (IN THOUSANDS OF U.S. DOLLARS)
Cash....................................................    10,508    10,599         16,388
Marketable securities...................................       828     1,027          6,537
                                                            ------    ------         ------
Total...................................................    11,336    11,626         22,925
                                                            ======    ======         ======

     Cash and cash equivalents include cash at banks and cash on hand. The fair value of the marketable securities is not materially different from their book value.

NOTE 9 -- TRADE RECEIVABLES, NET

                                                             DECEMBER 31,
                                                          ------------------    SIX MONTHS ENDED
                                                           1996       1997       JUNE 30, 1998
                                                          -------    -------    ----------------
                                                                                  (UNAUDITED)
                                                              (IN THOUSANDS OF U.S. DOLLARS)
Trade receivables.....................................    137,224    117,116        154,163
Less valuation allowance..............................     (1,186)    (1,293)        (1,797)
                                                          -------    -------        -------
Trade receivables, net................................    136,038    115,823        152,366
                                                          =======    =======        =======

     Sale of receivables with recourse:

     The Company has sold trade receivables to financial institutions to finance part of its working capital needs. Financial institutions have a full recourse right in case of creditor's default. Accordingly, these receivables have been taken out of the trade receivables amount. The Company had $70,116, $53,789 and $55,482 sold receivables outstanding at December 31, 1996, December 31, 1997 and June 30, 1998, respectively. The average level of financing obtained through sale of trade receivables was $61,681 and $51,175 for the periods ended December 31, 1996, December 31, 1997 respectively.

NOTE 10 -- OTHER ACCOUNTS RECEIVABLE, NET

                                                              DECEMBER 31,
                                                            ----------------    SIX MONTHS ENDED
                                                             1996      1997      JUNE 30, 1998
                                                            ------    ------    ----------------
                                                                                  (UNAUDITED)
                                                               (IN THOUSANDS OF U.S. DOLLARS)
Income tax and other government receivables.............    19,659    17,750         17,280
Advances paids to suppliers.............................     8,802     2,163          2,903
Prepaid expenses........................................     2,395     2,653          4,202
Other...................................................     5,089     5,350         11,896
                                                            ------    ------         ------
Other accounts receivable...............................    35,945    27,916         36,281
                                                            ======    ======         ======

     In 1990, the founder shareholders of SOFEDIT decided to grant 1,500 stock options to 23 employees of the Company. These stock options had a vested period of five years. The exercise price was FRF 675, which was the fair market value of the stocks at grant date. The employees' shares resulting from the stock options, as well as all other SOFEDIT shares were exchanged for MS Acquisition common stock and other elements

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

in April 1998 as described in Note 1. SOFEDIT has a commitment to repurchase these common stock from the employees at first request at the higher of net book value or a price used in the most recent transaction between SOFEDIT's independent stockholders. In connection with the foreseen IPO, the employees decided to sell their stock to SOFEDIT at the IPO date and at the IPO price. SOFEDIT made a $1.5 million advance payment to these employees in April 1998. The payment will be finalized immediately after the IPO. The $1.5 million advance is recorded on the "Other" line of the Other accounts receivables.

NOTE 11 -- INVENTORIES AND CONTRACTS IN PROCESS, NET

                                                              DECEMBER 31,
                                                            ----------------    SIX MONTHS ENDED
                                                             1996      1997      JUNE 30, 1998
                                                            ------    ------    ----------------
                                                                                  (UNAUDITED)
                                                               (IN THOUSANDS OF U.S. DOLLARS)
Raw materials and supplies..............................    18,525    19,189         21,855
Work in progress........................................    33,993    30,214         29,150
Finished products.......................................    16,580    16,819         17,570
  Inventories, gross....................................    69,098..  66,222         68,575
Less valuation allowance................................    (1,636)   (2,209)        (2,555)
                                                            ------    ------         ------
Inventories and contracts in process, net...............    67,462    64,013         66,020
                                                            ======    ======         ======

NOTE 12 -- PROPERTY, PLANT AND EQUIPMENT, NET

  (a) Changes in property, plant and equipment
      (excluding fixed assets in process and advances paid)

                                                                   GROSS VALUE
                                                -------------------------------------------------
                                                                     MACHINERY
                                                                        AND
                                                 LAND    BUILDINGS   EQUIPMENT   OTHERS    TOTAL
                                                ------   ---------   ---------   ------   -------
                                                         (IN THOUSANDS OF U.S. DOLLARS)
BALANCE AT DECEMBER 31, 1995.................    7,943    59,081      200,271    15,313   282,608
Additions....................................        7     9,752       19,903     2,137    31,799
Disposals....................................                (76)     (10,357)   (1,605)  (12,038)
Effect of business acquired (sold)...........   (2,176)    3,704       (1,214)     (313)        1
Other movements (*)..........................     (431)   (2,704)     (10,095)     (830)  (14,060)
                                                ------    ------      -------    ------   -------
BALANCE AT DECEMBER 31, 1996.................    5,343    69,757      198,508    14,702   288,310
Additions....................................       44     9,949       18,291     1,410    29,694
Disposals....................................             (1,553)      (2,536)     (964)   (5,053)
Effect of business acquired (sold)...........                          (1,505)     (400)   (1,905)
Other movements (*)..........................     (623)   (7,895)     (23,049)   (1,737)  (33,304)
                                                ------    ------      -------    ------   -------
BALANCE AT DECEMBER 31, 1997.................    4,764    70,258      189,709    13,011   277,742
Effect of business acquired (sold)...........    2,404     4,565       35,204     5,383    47,556
Additions....................................                701        4,620       902     6,223
Disposals....................................               (980)      (1,451)     (935)   (3,366)
Other movements (*)..........................      (26)     (487)      (1,263)        6    (1,770)
                                                ------    ------      -------    ------   -------
BALANCE AT JUNE 30, 1998.....................    7,142    74,057      226,819    18,367   326,385
                                                ======    ======      =======    ======   =======

---------------
(*) Including translation adjustments

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

     Fixed assets in process amount to $6,121, $3,723, $1,494, $23,579 at December 31, 1995, 1996, 1997 and June 30, 1998 respectively. Advances paid total to $799, $1,685, $48, $135 at December 31, 1995, 1996, 1997 and June 30,
1998 respectively.

     The gross value of fixed assets financed through finance lease transactions amounted to $83,881, $81,954 and $81,038 as at December 31, 1996 and 1997 and
June 30, 1998, respectively.

  (b) Changes in accumulated depreciation of property, plant and equipment

                                                            ACCUMULATED DEPRECIATION
                                                 -----------------------------------------------
                                                                    MACHINERY
                                                                       AND
                                                 LAND   BUILDINGS   EQUIPMENT   OTHERS    TOTAL
                                                 ----   ---------   ---------   ------   -------
                                                         (IN THOUSANDS OF U.S. DOLLARS)
BALANCE AT DECEMBER 31, 1996..................    981    30,620      116,942     9,430   157,973
Depreciation charge...........................     99     4,400       18,424     1,402    24,325
Writeoffs.....................................             (303)      (4,044)     (430)   (4,777)
Effect of business acquired (sold)............                          (982)     (286)   (1,268)
Other movements(*)............................   (126)   (3,887)     (13,860)   (1,124)  (18,997)
BALANCE AT DECEMBER 31, 1997..................    954    30,830      116,480     8,992   157,256
                                                 ----    ------      -------    ------   -------
Effect of change in the scope of
  consolidation...............................     --        --           --        --        --
Depreciation charge...........................     47     2,397       11,116     1,002    14,562
Writeoffs.....................................             (279)      (2,252)     (845)   (3,376)
Effect of business acquired (sold)............               11          203        15       229
Other movements(*)............................    (10)     (315)      (1,194)      (92)   (1,611)
BALANCE AT JUNE 30, 1998 (UNAUDITED)..........    991    32,644      124,353     9,072   167,060
                                                 ====    ======      =======    ======   =======

---------------

(*) Including translation adjustments

     Depreciation on fixed assets in process amounted to $85, $124, $27 at December 31, 1995, 1996 and June 30, 1998 respectively.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 13 -- GOODWILL, NET

                                                                                                   NET VALUE
                             NET VALUE     ADDITIONS                                 NET VALUE     JUNE 30,
                            DECEMBER 31,   AND OTHER                  TRANSLATION   DECEMBER 31,     1998
                                1996        CHANGES    AMORTIZATION   ADJUSTMENTS       1997       UNAUDITED
                            ------------   ---------   ------------   -----------   ------------   ---------
                                                     (IN THOUSANDS OF U.S. DOLLARS)
Bonin....................        278                        (10)          (35)           233           225
C.L.A....................      2,478                       (301)         (304)         1,873         1,709
Cabrit...................      2,098                        (84)         (262)         1,752         1,693
Aubecq...................      1,744                        (59)         (217)         1,468         1,425
Brouillet................         91                         (3)          (12)            76            74
Lebranchu................        666                        (22)          (82)           562           545
Laprade..................         20                         (1)           (2)            17            16
CTAA.....................        101                         (2)          (12)            87            83
Coventry.................        106           13            (4)          (17)            98            96
Emairel..................         --           --            --            --             --            --
Blondiaux................        294         (257)           --           (37)            --            --
MS Acquisition...........         --           --            --            --             --        59,929
                               -----         ----          ----          ----          -----        ------
Goodwill, net............      7,876         (244)         (486)         (980)         6,166        65,795
                               =====         ====          ====          ====          =====        ======

     The gross value of goodwill is $13,706, $10,837 and $70,817 as at December 31, 1996, 1997 and June 30, 1998 respectively. The MS Acquisition goodwill at June 30, 1998 results from the reverse acquisition described in Note 1.

NOTE 14 -- EQUITY INVESTMENTS

                                                               DECEMBER 31,
                                                              --------------    SIX MONTHS ENDED
                                                              1996     1997      JUNE 30, 1998
                                                              -----    -----    ----------------
                                                                                (UNAUDITED)
                                                                (IN THOUSANDS OF U.S. DOLLARS)
Emairel...................................................    1,429       --            --
Other.....................................................      329      291           274
                                                              -----    -----         -----
Total.....................................................    1,758      291           274
                                                              =====    =====         =====

     The Company's major equity investment at December 31, 1996 was an investment of 50% in Emairel, a non-core subsidiary specialized in intra-door panels. This investment was sold in 1997.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 15 -- OTHER NON-CURRENT ASSETS, NET

                                                               DECEMBER 31,
                                                               -------------    SIX MONTHS ENDED
                                                               1996    1997      JUNE 30, 1998
                                                               ----    -----    ----------------
                                                                                  (UNAUDITED)
                                                                  (IN THOUSANDS OF U.S. DOLLARS)
Unconsolidated companies:
  Investments at cost, net of valuation provisions.........     19     3,859         3,859
Loans......................................................    132       165           180
Other......................................................    323       237           225
                                                               ---     -----         -----
Other financial fixed assets, net..........................    474     4,261         4,264
                                                               ===     =====         =====

     In 1997, the Company purchased 15% of Euralcom for $3,859. Euralcom is a Dutch company which specializes in aluminium parts and components for the automotive industry.

NOTE 16 -- FINANCIAL DEBT

  (a) Analysis by nature

                                                            DECEMBER 31,
                                                         ------------------    SIX MONTHS ENDED
                                                          1996       1997       JUNE 30, 1998
                                                         -------    -------    ----------------
                                                                                 (UNAUDITED)
                                                             (IN THOUSANDS OF U.S. DOLLARS)
Bonds and notes issued...............................      8,629          0         85,000
Promissory notes.....................................          0          0         39,093
Borrowings...........................................     78,950     63,348         82,246
Other financial debts................................      4,321      4,999         25,123
Bank overdrafts......................................     13,203     11,711         15,302
Debts related to leases..............................     35,001     35,136         31,195
                                                         -------    -------        -------
Total................................................    140,104    115,194        277,959
                                                         =======    =======        =======
Of which Long-term portion...........................     94,348     71,416        222,422
          Short-term portion.........................     45,756     43,778         55,537

     On August 13, 1996, Aetna, a wholly owned subsidiary of MS Acquisition, issued $85,000 of 11 7/8% Senior Notes due 2006 in a private placement offering. Subsequent to this date, such Notes were registered with the Securities and Exchange Commission. The Senior Notes have been fully and unconditionally guaranteed by MS Acquisition, Aetna Holdings, and Aetna Export Sales Co. These Senior notes also have certain restrictive covenants including limitations on the following matters: (i) the incurrence of additional indebtedness, (ii) the issuance of preferred stock by subsidiaries, (iii) the creation of liens, (iv) sale and leaseback transactions, (v) restricted payments, (vi) the sales of assets and subsidiary stock, (vii) mergers and consolidations, (viii) payment restrictions affecting subsidiaries and (ix) transactions with affiliates.

     In May 1996, Aetna executed a new credit agreement (the Senior Revolving Credit Facility) whereby it may borrow, based upon available collateral as defined in the agreement (principally inventory, tooling, and accounts receivable), up to $56,500 at either (i) a Floating Rate, defined as the greater of the Prime Rate or the sum of 1% plus the Federal Funds Rate, or (ii) a Eurodollar Rate plus a margin agreed to by the banks. Aetna is also charged a monthly fee equal to 0.5% per annum of the daily average unused amount of the credit agreement.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

     The Amended and Restated Senior Revolving Credit Facility of April 10, 1998 contains, among other provisions, covenants relating to the ratios of (i) debt to earnings before income taxes, interest and depreciation and amortization (EBITDA) and (ii) interest expense to EBITDA. At June 30, 1998, Aetna had borrowed $25,981 under the Senior Revolving Credit Facility.

     Debt issue costs related to the issuance of the 11 7/8% Senior Notes aggregated $5,204, and are being amortized over the term of the notes. Costs associated with the new credit agreement totaled $199 and are being amortized over the five-year term.

     In August 1996, Aetna Holdings issued Junior Subordinated Promissory Notes due August 13, 2007 in the aggregate principal amount of $8,731 and unfunded contractual obligations to pay to certain former option holders, a total of $498, (collectively, the Junior Notes). Such Junior Notes accrue interest at the rate of 11% per annum and interest is payable semi-annually in February and August of each year.

     The Company, at its option, may prepay all or a portion of the outstanding principal amount of the Junior Notes, provided that such payments are permitted under the Company's Senior Notes Indenture and revolving credit facility.

     Other financial debts include the $41.0 million promissory note issued and the $12.0 million debt assumed in the Combination discussed in Note 1. The promissory note is non-interest bearing for an initial period of 12 months from the date of the Combination; it has been discounted by the Company at 6.5%. The assumed debt of former shareholders described in Note 1 bears interest at 6.05%.

     Interest rates on substantially all European short-term debt are based on LIBOR and PIBOR for relevant European currencies. Long-term debt includes borrowings primarily denominated in French francs. Interest rates on long-term debt ranges from 4.6% to 12.8% depending on the currency.

     No interest charge paid has been capitalized in any of the periods presented.

  (a) Repayment schedule

     As of December 31, 1997, the repayment schedule of borrowings and capital leases is as follows:

                                                     DECEMBER 31, 1997
                                      ------------------------------------------------
                                      OTHER FINANCIAL DEBTS    DEBTS RELATED TO LEASES
                                      ---------------------    -----------------------
1998..............................           23,336                     6,649
1999..............................           18,414                     5,625
2000..............................           10,685                     5,275
2001..............................            5,109                     3,620
2002..............................            5,152                     2,379
thereafter........................                                     11,225
Total.............................           62,696                    34,773

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 17 -- OTHER PAYABLES AND ACCRUED EXPENSES

                                                                 DECEMBER 31,
                                                               ----------------
                                                                1996      1997     JUNE 30, 1998
                                                               ------    ------    -------------
                                                                                    (UNAUDITED)
                                                                (IN THOUSANDS OF U.S. DOLLARS)
Payroll, sales and other taxes.............................    24,530    29,113       31,020
Employee profit sharing....................................     3,792     3,912        4,907
Restructuring accrual......................................       428     2,430            0
Accrued expenses...........................................    12,327    10,489       28,483
Other......................................................     8,219     6,905       14,463
                                                               ------    ------       ------
Total other payables and accrued expenses..................    49,296    52,849       78,873
                                                               ======    ======       ======

     As part of the Company's commercial strategy, it has taken a number of restructuring measures to adapt the scale of its industrial operations to changes in the market place.

     At December 31, 1996, accrued provisions for closing and severance costs totaling $428 were reflected on the balance sheet. Such severance costs related to approximately 12 individuals. The majority of the severance provisions related to operations in France. During the year ended December 31, 1997, expenditures for restructuring payments were approximately $380, which included payments associated with 12 employees. At December 31, 1997, accrued restructuring totaled $2,430, which included provisions for employee severance of $1,940 for 62 individuals and fixed assets write-off of $500. During the first half of 1998, 58 out of 62 individuals left the Company and approximately $2,200 was expensed. The remaining four individuals, who are employee representatives, are expected to terminate employment within the next four months.

NOTE 18 -- RETIREMENT, TERMINATION AND POST-RETIREMENT BENEFITS

     The Company provides various types of retirement and termination benefits to its employees. The type of benefits offered to an individual employee group is related to local legal requirements as well as the historical operating practices of the specific business unit.

     Termination benefits are generally lump-sum payments based upon an individual's years of credited service and annualized salary at retirement or termination of employment. Pension benefits are generally determined using a formula which uses the employee's years of credited service and average final earnings. Certain defined-benefit pension liabilities are funded through separate pension funds. Pension plan assets related to funded plans are invested mainly in equities and debt securities. Other supplemental defined-benefit pension plans sponsored by the Company for certain employees are funded from the Company's assets as they become due.

     The actuarial assumptions used vary by business unit and country, based upon local considerations, with the following averages:

Benefit obligation discount rate............................    7%
Estimated annual rate of increase in future compensation
  increase..................................................    4%
Expected rate of return on plan.............................    7%

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

     The funded status of pension plans is as follows:

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1997
                                                                ------    ------
                                                                (IN THOUSANDS OF
                                                                 U.S. DOLLARS)
Actuarial present value of benefit obligations:
  Vested benefit obligation
  Non-vested benefit obligation.............................    (4,701)   (2,925)
                                                                ------    ------
Accumulated benefit obligation..............................    (4,701)   (2,925)
Effect of salary increase...................................        --      (818)
                                                                ------    ------
Projected benefit obligation................................    (4,701)   (3,743)
Plan assets at fair value...................................       649       551
                                                                ------    ------
Funded status...............................................    (4,052)   (3,192)
Unrecognized net transition amount..........................       459       334
Unrecognized prior service cost.............................        --        --
Unrecognized net actuarial gain (losses)....................        --      (618)
                                                                ------    ------
Net pension asset (liability)...............................    (3,593)   (3,476)
                                                                ======    ======

     The net pension asset (liability) is analyzed as follows:

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1997
                                                                ------    ------
                                                                (IN THOUSANDS OF
                                                                 U.S. DOLLARS)
Minimum liability adjustment................................      (456)       --
Prepaid asset...............................................        --        --
Accrual.....................................................     4,049     3,476
                                                                ------    ------
Net pension asset (liability)...............................    (3,593)   (3,476)
                                                                ======    ======

MULTI-EMPLOYER PLANS

     Certain employees of the Company participate on a co-mingled basis with other (non-group) companies in defined benefit pension plans. Such co-mingled plans are known as multi-employer pension plans. Pension expense for multi-employer pension plans is recorded based upon the agreed funding requirements, and was $3,468 thousand, and $3,267 thousand for the years ended December 31 1996, and 1997, respectively.

NOTE 19 -- PROVISIONS FOR RISKS AND CHARGES

                                                                 DECEMBER 31,
                                                                --------------
                                                                1996     1997     JUNE 30, 1998
                                                                -----    -----    -------------
                                                                                   (UNAUDITED)
                                                                (IN THOUSANDS OF U.S. DOLLARS)
Tax provision...............................................      894       --           --
Tax on asset revaluation....................................    3,126    1,898        1,469
                                                                -----    -----        -----
Total.......................................................    4,020    1,898        1,469
                                                                =====    =====        =====

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 20 -- PREFERRED STOCK

     The authorized preferred stock, which has been issued by MS Acquisition, is composed of:

     -- 293,123 authorized shares of Series A Preferred Stock of which 135,096 are outstanding, 198,292 are held by a wholly-owned subsidiary, Aetna Holdings. Each share of Series A Preferred Stock has a stated value of $100 per share. Dividends accrue on each share at a rate per annum equal to 11% of the stated value thereof and are payable, when declared by the Board of Directors and to the extent funds are legally available, semi-annually in February and August.

     -- 270,000 shares of Series B Preferred Stock, issued in connection with the Combination, all of which are outstanding at June 30, 1998. Each share has a stated value of $100 per share. No dividends accrue during the first 18 months following the issuance.

     Each Preferred share is entitled to liquidation preference over all other classes of capital stock. Series A Preferred Stock are non-voting and are redeemable by both the Company and the holder under certain circumstances.

NOTE 21 -- MINORITY INTERESTS

                                                                DECEMBER 31,
                                                                ------------    SIX MONTHS ENDED
                                                                1996    1997     JUNE 30, 1998
                                                                ----    ----    ----------------
                                                                                     (UNAUDITED)
                                                                  (IN THOUSANDS OF U.S. DOLLARS)
Balance, beginning of year..................................    496      490             0
Share of net income.........................................     27       --            --
Translation adjustment......................................    (33)     (51)           --
Other changes...............................................     --     (439)           --
                                                                ---     ----          ----
Balance, end of year........................................    490        0             0
                                                                ===     ====          ====

NOTE 22 -- SHAREHOLDERS' EQUITY

  Capital stock and additional paid-in capital

     At December 31, 1996, SOFEDIT had 7,402 convertible bonds outstanding, each allowing the subscription of one share. All were exercised during the second half of 1997.

     Under French law, the net profits, if any, related to the French legal entities are allocated at a rate of 5% each year to a legal reserve (restricted retained earnings) until the legal reserve is equal to 10% of the nominal share capital of each entity. The legal reserve is distributable only upon liquidation of the entity. At December 31, 1997, the aggregate legal reserve of such French legal entities was $154.

     As described in Note 1, for accounting purposes, the combination of SOFEDIT and MS Acquisition was effective on April 1, 1998. As a result of this combination, the Company's capital stock and shareholders' equity accounts were substantially affected. The Combination was accounted for as a reverse acquisition, and accordingly, SOFEDIT is considered to be the acquiror of MS Acquisition.

     As required under reverse acquisition accounting, except for the 3,899,999 outstanding shares of Common Stock of MS Acquisition, the capital structure of the acquiror is carried over and becomes the historical basis of accounting.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

     Additionally, the historical equity section of SOFEDIT financial statements has been restated retroactively for each of the periods presented to reflect the exchange ratio and in the Combination and, accordingly, SOFEDIT's historical share capital has been replaced by MS Acquisition's share capital.

NOTE 23 -- SEGMENT INFORMATION:

     The Company operates in only one business segment. The management is organized in two geographic business units. The historical geographic information has been restated to take into account this new organization.

                                                                            NORTH
                                                                EUROPE     AMERICA     TOTAL
                                                                -------    -------    -------
1995
Net sales...................................................    464,868         --         --
Long-lived assets...........................................    150,415         --         --
1996
Net sales...................................................    484,712         --         --
Long-lived assets...........................................    146,324         --         --
1997
Net sales...................................................    487,898         --         --
Long-lived assets...........................................    133,623         --         --
1998 (6 MONTHS)
Net sales...................................................    275,028     47,223    322,251
Long-lived assets...........................................    128,942    131,463    260,405

     For the period ended June 30, four major customers accounted for a total of 61.2% of net sales, with sales penetrations of 29.9%, 19.0%, 9.1% and 3.2% respectively.

     For the years ended December 31, 1995, 1996 and 1997, two major customers accounted for a total of 58.1%, 54.1% and 56.1% of net sales respectively. Sales penetration of the two customers was respectively 36.7% and 21.4% in 1995, 30.7% and 22.6% in 1996, 31.8% and 24.3% in 1997.

NOTE 24 -- COMMITMENTS AND CONTINGENCIES

  (a) Commitments

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1997
                                                                ------    ------
                                                                (IN THOUSANDS OF
                                                                 U.S. DOLLARS)
Fixed assets pledged........................................    21,803    17,134
Investments pledged.........................................     7,867     4,793
Other.......................................................       289        --
                                                                ------    ------
Total.......................................................    29,959    21,927
                                                                ======    ======

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

  (b) Contingencies

     Litigation: The Company is the defendant in several legal proceedings incidental to the normal conduct of its business. The Company believes that the outcome of these proceedings will not have a material effect on its consolidated financial position or its results of operations.

     Environmental: The Company's operations are subject to numerous environmental regulations in each of the jurisdictions in which it operates, including local, national and international laws and regulations for the protection of the environment relating to the handling, transport, disposal and emission of hazardous materials. Compliance with environmental regulations has not had a material effect on its results of operations.

  (c) Credit risk

     The Company has sales mainly with large international car and equipment manufacturers. Management believes the risk of counterparty failure from these customers, which would have a material impact on the company's operations and financial position, is remote due to the high credit rating of the counterparties.

NOTE 25 -- PAYROLL, STAFF, AND EMPLOYEE PROFIT SHARING

                                                                       DECEMBER 31,
                                                                --------------------------
                                                                 1995      1996      1997
                                                                ------    ------    ------
                                                                  (IN THOUSANDS OF U.S.
                                                                DOLLARS, EXCEPT NUMBER OF
                                                                        EMPLOYEES)
Total wages and salaries....................................    70,727    75,233    72,674
Social security taxes and other benefits....................    28,532    29,531    27,163
Employee profit sharing.....................................     2,445     1,278     1,361
Total employees.............................................     3,015     3,119     3,587

NOTE 26 -- CHANGE IN ACCOUNTING PRINCIPLES

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement requires that all items recognized under accounting standards as components of comprehensive earnings be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. This Statement also requires that an entity classify items of other comprehensive earnings by their nature in an annual financial statement. For example, other comprehensive earnings may include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on marketable securities classified as available-for-sale. Annual financial statements for prior periods will be reclassified, as required.

     The Company's total comprehensive earnings were as follows:

                                                            TWELVE MONTHS ENDED    SIX MONTHS ENDED
                                                             DECEMBER 31, 1997      JUNE 30, 1998
                                                            -------------------    ----------------
Net earnings............................................           4,729                  438
Other comprehensive earnings (losses)...................          (7,324)                (523)
                                                                  ------                 ----
Total comprehensive earnings............................          (2,595)                 (85)

     Other comprehensive losses include currency translation adjustments of $7,311 for the 12 month period ended December 31, 1997 and $523 for the 6 month period ended June 30, 1998.

                        THE COMPANY AND ITS SUBSIDIARIES

        ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS UNLESS OTHERWISE STATED

NOTE 27 -- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In February, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 ("SFAS 132") "Employers' Disclosure about Pension and Other Postretirement Benefits." SFAS 132 revises employers' disclosures about pension and other post-retirement benefit plans but does not change the measurement or recognition of those plans.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 established accounting and reporting standards for hedging activities. This statement will become effective for quarters beginning after June 15, 1999. This statement is not expected to have any effect on the Company's financial position or results of operations.

NOTE 28 -- PRO FORMA FINANCIAL INFORMATION (unaudited)

     The pro forma summarized consolidated income statement for the year ended December 31, 1997 gives pro forma effect to the Combination described in Note 1, as if it had occurred on January 1, 1997. The pro forma consolidated income statements for the six months ended June 30, 1997 and 1998 give pro forma effect to the Combination described in Note 1, as if it had occurred on January 1, 1997 and 1998, respectively.

     The earnings per share have been calculated as described in Note 1.

                     SUMMARIZED PRO FORMA INCOME STATEMENTS

                                                            YEAR ENDED
                                                            DECEMBER 31    SIX MONTHS ENDED JUNE 30
                                                            -----------    ------------------------
                                                               1997           1997          1998
                                                            -----------    ----------    ----------
                                                                (IN THOUSANDS OF U.S. DOLLARS)
                                                                          (UNAUDITED)
Net sales...............................................      693,639        359,398       375,337
Cost of sales...........................................     (611,478)      (310,993)     (331,107)
Selling, general and administrative expenses............      (42,925)       (21,441)      (22,279)
Research and development expenses.......................       (7,413)        (4,042)       (4,233)
Other income (expenses).................................       (7,611)        (2,865)       (2,117)
                                                             --------       --------      --------
Operating income........................................       24,212         20,057        15,601
Net interest expense....................................      (24,113)       (12,746)      (12,885)
                                                             --------       --------      --------
Pre-tax income..........................................           99          7,311         2,716
Net income before discontinued operations...............          905          5,028         1,472
Net income..............................................       (1,566)         3,809           (18)
Earnings per share:
Before discontinued operations..........................         0.23           1.26          0.37
After discontinued operations...........................        (0.39)          0.95          0.00

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of MS ACQUISITION CORP.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of MS Acquisition Corp. and its subsidiaries at December 29, 1996 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/  Price Waterhouse LLP
------------------------------
Bloomfield Hills, Michigan

February 6, 1998

                              MS ACQUISITION CORP.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 29,    DECEMBER 28,
                                                                    1996            1997
                                                                ------------    ------------
ASSETS
CURRENT ASSETS
Cash........................................................      $  4,011        $     23
Accounts receivable (less allowance for doubtful accounts of
  $510 and $359, respectively)..............................        32,113          40,439
Inventories.................................................         8,756           7,276
Tooling.....................................................         1,592          11,410
Prepaid expenses............................................           651             446
Deferred income taxes.......................................           318           1,215
                                                                  --------        --------
TOTAL CURRENT ASSETS........................................        47,441          60,809
                                                                  --------        --------
PROPERTY, PLANT AND EQUIPMENT
Land........................................................         2,104           2,405
Buildings and improvements..................................        12,548          13,556
Machinery and equipment.....................................        63,906          66,765
Construction-in-progress....................................         3,944          10,211
                                                                  --------        --------
TOTAL PROPERTY, PLANT AND EQUIPMENT.........................        82,502          92,937
Less -- accumulated depreciation............................       (33,068)        (41,365)
                                                                  --------        --------
Net property, plant and equipment...........................        49,434          51,572
                                                                  --------        --------
OTHER ASSETS
Deferred costs and other assets.............................         5,769           5,489
Goodwill....................................................        25,774          24,973
                                                                  --------        --------
TOTAL OTHER ASSETS..........................................        31,543          30,462
                                                                  --------        --------
                                                                  $128,418        $142,843
                                                                  ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable............................................      $ 24,958        $ 33,485
Accrued expenses............................................        12,361           9,848
Short-term borrowings.......................................         2,427          13,530
                                                                  --------        --------
TOTAL CURRENT LIABILITIES...................................        39,746          56,863
                                                                  --------        --------
Long-term debt, less current portion........................        85,000          85,000
                                                                  --------        --------
Junior subordinated notes...................................         6,802           7,789
                                                                  --------        --------
Deferred income taxes.......................................         8,136           7,432
                                                                  --------        --------
Commitments and contingencies (Note 11)
  Redeemable preferred stock
  Series A -- $100 stated value; 293,123 shares authorized;
  114,967 and 127,962 shares issued and outstanding,........        11,979          13,328
STOCKHOLDERS' EQUITY (DEFICIT)
Class A, common stock -- $.01 par value; 5,000,000 shares
  authorized; 383,409 shares issued and outstanding.........             4               4
Class B, common stock -- $.01 par value; 5,000,000 shares
  authorized: 516,590 shares issued and outstanding.........             5               5
Additional paid-in capital..................................        15,509          14,159
Accumulated deficit.........................................       (31,487)        (34,461)
Fair market value in excess of historical cost of net assets
  acquired from entities partially under common control.....        (7,276)         (7,276)
                                                                  --------        --------
                                                                   (23,245)        (27,569)
                                                                  --------        --------
                                                                  $128,418        $142,843
                                                                  ========        ========

          See accompanying notes to Consolidated Financial Statements.

                              MS ACQUISITION CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                         YEAR ENDED
                                                        --------------------------------------------
                                                        DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                            1995            1996            1997
                                                        ------------    ------------    ------------
Net sales...........................................      $211,905        $211,462        $205,741
Cost of sales.......................................       183,542         180,998         181,336
Selling, general and administrative expenses........        12,531          14,850          16,815
Other (income) expense..............................           800             800             800
                                                          --------        --------        --------
Operating income....................................        15,032          14,814           6,790
                                                          --------        --------        --------
Net interest expense................................         8,579           9,406          11,148
                                                          --------        --------        --------
Income (loss) before extraordinary item and income
  taxes.............................................         6,453           5,408          (4,358)
Income tax provision (credit).......................         1,877           1,972          (1,384)
                                                          --------        --------        --------
Income (loss) before extraordinary item.............         4,576           3,436          (2,974)
Extraordinary item (net of income taxes of $594)....            --           1,153              --
                                                          --------        --------        --------
Net income (loss) before preferred stock dividend...      $  4,576           2,283          (2,974)
                                                        -----------     -----------     -----------
                                                        -----------
Preferred stock dividend requirements...............                          (482)         (1,350)
                                                                          --------        --------
Net income (loss) available for common
  stockholders......................................                      $  1,801        $ (4,324)
                                                                          ========        ========

          See accompanying notes to Consolidated Financial Statements.

                              MS ACQUISITION CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                         YEAR ENDED
                                                        --------------------------------------------
                                                        DECEMBER 31,    DECEMBER 29,    DECEMBER 28,
                                                            1995            1996            1997
                                                        ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...................................      $  4,576        $  2,283        $ (2,974)
Adjustments to reconcile net income (loss) to net
  cash provided by (used for) operating activities -
  Depreciation and amortization.....................         6,579           7,965           9,917
  Deferred interest.................................         1,281              --              --
  Deferred income taxes.............................          (860)           (588)           (705)
Changes in assets and liabilities
  Accounts receivable...............................           116          (4,231)         (8,326)
  Inventories.......................................           750             (97)          1,480
  Tooling...........................................        (1,790)          1,066          (9,818)
  Prepaid expenses..................................            54            (149)           (739)
  Accounts payable..................................         2,954          (6,608)          8,527
  Accrued expenses..................................           904           2,252          (2,513)
                                                          --------        --------        --------
NET CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES........................................        14,564           1,893          (5,151)
                                                          --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment..........       (10,103)         (7,023)        (10,725)
Disposals of property, plant and equipment..........            --             493              79
Other, net..........................................          (149)             83              43
                                                          --------        --------        --------
NET CASH USED FOR INVESTING ACTIVITIES..............       (10,252)         (6,447)        (10,603)
                                                          --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt......................            --          85,000              --
Dividends paid......................................            --         (21,082)             --
Debt issuance costs.................................            --          (5,403)           (323)
Equity contributions................................            --          10,000              --
Principal payments on long-term debt................        (5,400)        (49,192)         (1,441)
Net change in line of credit........................         1,216         (11,049)         13,530
                                                          --------        --------        --------
NET CASH PROVIDED BY (USED FOR) FINANCING
  ACTIVITIES........................................        (4,184)          8,274          11,766
                                                          --------        --------        --------
Net increase (decrease) in cash.....................           128           3,720          (3,988)
Cash -- beginning of year...........................           163             291           4,011
                                                          --------        --------        --------
Cash -- end of year.................................      $    291        $  4,011        $     23
                                                          ========        ========        ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest..............      $  4,480        $ 19,475        $ 12,984
                                                          ========        ========        ========
Cash paid during the year for income taxes..........      $  2,750        $  1,959        $  1,209
                                                          ========        ========        ========

          See accompanying notes to consolidated financial statements.

                              MS ACQUISITION CORP.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

1.   ORGANIZATION AND BASIS OF PRESENTATION

     MS Acquisition Corp. ("MS Acquisition" or the "Company") is a holding company that was formed for the sole purpose of purchasing Aetna Industries, Inc. ("Aetna") and does not have any significant operations, other than its investment in its subsidiaries, assets or liabilities, other than preferred stock, junior subordinated debentures and accruals resulting from the transactions described below. The Company has four direct and indirect subsidiaries, Aetna, Aetna Holdings, Inc. ("Aetna Holdings"), Aetna Export Sales Corp. ("Export") and Aetna Manufacturing Canada Ltd. ("Aetna Canada"). It does not have any other direct or indirect subsidiaries. The Company has not presented separate financial statements or other disclosures relative to Aetna Holdings or Export as management has determined that such information is not material to investors.

  Transactions

     On August 13, 1996, the Company completed a recapitalization. MS Acquisition amended its charter to provide for the reclassification of its capital stock into two new classes of common stock (voting and non-voting) (together, New Common) and two new classes of preferred stock (New Preferred). Existing MS Acquisition stockholders exchanged their existing MS Acquisition shares, pro rata, for New Preferred and New Common. Citicorp Venture Capital, Ltd. and related parties purchased shares of New Common and New Preferred for $10,000 in cash from the existing MS Acquisition stockholders. MS Acquisition formed Aetna Holdings, and contributed to Aetna Holdings all of the capital stock of Aetna. Aetna Holdings then purchased from existing stockholders approximately 61% of their existing MS Acquisition stock in exchange for (i) $11,082 in cash (Holdings consideration) and (ii) $8,731 in principal amount of 11.0% junior subordinated debentures of Aetna Holdings due in 2007. The former stockholders retained (i) $2.36 million in stated value of new Preferred and
(ii) shares of New Common representing 20.6% of the New Common on a fully diluted basis.

     Also, on August 13, 1996, Aetna issued $85,000 of 11 7/8% Senior Notes due 2006 (the Notes) in a private placement. The Notes have been fully and unconditionally guaranteed by MS Acquisition, Aetna Holdings and Export, on a joint and several basis. The proceeds of this issuance were used (i) to repay all of the outstanding indebtedness, accrued interest and prepayment penalties of Aetna, (ii) to fund the $11,082 cash component of the Holdings consideration,
(iii) to pay approximately $651 to terminate certain outstanding employee options, (iv) to pay fees and expenses of approximately $5,000 in connection with the transactions, (v) to pay approximately $570 of bonuses and accrued compensation to certain directors and officers of Aetna, (vi) to pay $250 in accrued management fees and (vii) for general corporate purposes.

     The prepayment penalty relating to Aetna's subordinated debt, which aggregated $1,153 (net of $594 of taxes), has been shown as an extraordinary item in the statement of operations.

2.   SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

  Fiscal year

     The Company's fiscal year ends on the Sunday closest to December 31. Fiscal years 1995, 1996 and 1997 consisted of 52 weeks and ended on December 31, 1995, December 29, 1996 and December 28, 1997, respectively.

  Description of operations and major customers

     The Company's primary business operations are, through its wholly owned subsidiary Aetna, the manufacture of automotive stampings and assemblies used as original equipment components by North

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

American automotive manufacturers in the production of sport utility vehicles, mini-vans, other light trucks and passenger cars.

     The Company's financial condition and results of operations depend significantly on two major automotive manufacturers, Chrysler Corporation (Chrysler) and General Motors Corporation (GM). Following is a summary of net production sales to such key customers, as a percentage of net production sales:

                                                                1995    1996    1997
                                                                ----    ----    ----
Chrysler....................................................     60%     61%     66%
GM..........................................................     36      33      25
Other.......................................................      4       6       9
                                                                ---     ---     ---
                                                                100%    100%    100%
                                                                ===     ===     ===

  Principles of consolidation

     The consolidated financial statements include the accounts of the Company, Aetna Holdings, Aetna Export and Aetna Canada. The financial condition and results of operations of Export, Aetna Holdings and Aetna Canada are not significant. All significant intercompany transactions and account balances have been eliminated in consolidation.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and cash equivalents

     The Company considers cash on hand, deposits in banks and short-term marketable securities with maturities of 90 days or less as cash and cash equivalents for the purpose of the statement of cash flows.

  Financial instruments

     The Company records all financial instruments, including accounts receivable and accounts payable, at cost, which approximates market value.

  Revenue recognition

     Revenue from sales and the corresponding receivables are recorded upon shipment of product to the customer.

  Inventories

     Inventories of stampings and assemblies are valued at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. Inventories of purchased parts and purchased labor are valued at the lower of cost, as determined by the first-in, first-out (FIFO) method, or market.

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

  Property, plant and equipment

     Property, plant and equipment are stated at cost, less any impairment loss. The Company provides for depreciation principally using the straight-line method over the following estimated useful lives:

                                                                YEARS
                                                               -------
Buildings and improvements..................................    20-30
Machinery and equipment.....................................    5-15

     Upon retirement or disposal, the asset cost and related accumulated depreciation is removed from the accounts and the net amount, less proceeds, is charged or credited to income. Expenditures for renewals and betterments are capitalized. Expenditures for maintenance and repairs are charged against income as incurred. The Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121) in the first quarter of 1996. The adoption of this new standard did not have a material impact on the Company?s financial statements for the year ended December 29, 1996.

  Goodwill

     Goodwill is amortized over forty years using the straight-line method. The amortization of such costs are included in other (income) expense. Accumulated amortization aggregated $6,276 and $7,077 at December 29, 1996 and December 28, 1997, respectively. The Company periodically evaluates the eventual recoverability of the cost in excess of net assets acquired based on estimated future operating results and cash flows.

  Income taxes

     Deferred tax assets and liabilities are provided for the expected future tax consequence of temporary differences between the carrying amounts and the tax basis of the Company's assets and liabilities.

  Reclassifications

     Certain amounts have been reclassified to conform to the presentation adopted in the current year.

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

3.   INVENTORIES

     Inventories are comprised of the following:

                                                                DECEMBER 29,    DECEMBER 28,
                                                                    1996            1997
                                                                ------------    ------------
     Inventories valued at LIFO
       Raw materials........................................       $1,758          $  483
       Work-in-process......................................        3,458           3,134
       Finished goods.......................................        2,195           1,500
                                                                   ------          ------
                                                                    7,411           5,117
     LIFO reserve...........................................         (335)           (200)
                                                                   ------          ------
                                                                    7,076           4,917
                                                                   ------          ------
     Inventories valued at FIFO
       Purchased parts and purchased labor..................        1,680           2,359
                                                                   ------          ------
       Total inventories....................................       $8,756          $7,276
                                                                   ======          ======

4.   ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                                DECEMBER 29,    DECEMBER 28,
                                                                    1996            1997
                                                                ------------    ------------
     Accrued workers' compensation expense..................      $ 3,155          $3,770
     Accrued interest.......................................        4,271           2,900
     Taxes other than income................................        2,357           1,809
     Other..................................................        2,578           1,369
                                                                  -------          ------
                                                                  $12,361          $9,848
                                                                  =======          ======

5.   RELATED PARTY TRANSACTIONS

     Aetna leases certain real property from a stockholder at less than fair market value rates under lease agreements expiring in 2006. Approximately $2,425, which represents the present value at the date of acquisition of the favorable lease terms using a 13.0% interest rate, has been recorded as property, plant and equipment and is being amortized on a straight-line basis over the lease terms. Rent expense under these lease agreements aggregated $965, $1,013 and $1,061 during 1995, 1996 and 1997, respectively. Future minimum rental payments due under these lease agreements are as follows:

YEAR ENDING
1998........................................................   $ 1,114
1999........................................................     1,170
2000........................................................     1,163
2001........................................................     1,085
2002........................................................     1,139
Thereafter..................................................     5,154
                                                               -------
                                                               $10,825
                                                               =======

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

     The Company had a management agreement with a related party whereby it paid an annual fee of $250 for management services during 1995. During 1996, the Company paid $154 of management fees. Such fees were eliminated in connection with the recapitalization of the Company (see Note 1).

6.   STOCKHOLDERS' EQUITY

     The changes in stockholders' equity were as follows:

                                                                                   FAIR MARKET
                                                                      RETAINED      EXCESS OF
                                    CLASS A   CLASS B    CAPITAL      EARNINGS     HISTORICAL        TOTAL
                                    COMMON    COMMON    IN EXCESS   ACCUMULATED    COST OF NET   STOCKHOLDERS'
                                     STOCK     STOCK     OF PAR      (DEFICIT)       ASSETS         EQUITY
                                    -------   -------   ---------   ------------   -----------   -------------
BALANCE AT JANUARY 1, 1995........  $     5   $     4    $14,991      $ (6,996)     $ (7,276)      $    728
Net income........................                                       4,576                        4,576
Preferred dividends...............                                        (310)                        (310)
                                    -------   -------    -------      --------      --------       --------
BALANCE AT DECEMBER 31, 1995......        5         4     14,991        (2,730)       (7,276)         4,994
Net income........................                                       2,283                        2,283
Dividends.........................                                     (21,082)                     (21,082)
Capital contribution..............                         1,000                                      1,000
Issuance of junior subordinated
  notes...........................                                      (9,229)                      (9,229)
Exercise of stock options and
  exchange of old common stock to
  new common......................       (1)        1                     (729)                        (729)
Preferred dividends...............                          (482)                                      (482)
                                    -------   -------    -------      --------      --------       --------
BALANCE AT DECEMBER 29, 1996......        4         5     15,509       (31,487)       (7,276)       (23,245)
Net loss..........................                                      (2,974)                      (2,974)
Preferred dividends...............                        (1,350)                                    (1,350)
                                    -------   -------    -------      --------      --------       --------
BALANCE AT DECEMBER 28, 1997......  $     4   $     5    $14,159      $(34,461)     $ (7,276)      $(27,569)
                                    =======   =======    =======      ========      ========       ========

     Certain stockholders of the Aetna were also stockholders of the predecessor company prior to the acquisition by MS Acquisition Corp. Due to this partial continuation of control, the acquisition was recorded by the Company using a combination of (1) the historical basis to the extent of continuing ownership and (2) the purchase method of accounting for the remaining portion of assets and liabilities. The purchase method requires that assets and the liabilities be recorded at their estimated fair market value. The amount by which the fair market value exceeded this historical cost of the net assets acquired attributable to the stockholders with continuing interests of $7,276 is recorded as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

  Stock option plan

     Executive officers, directors, employees and other key persons of the Company are eligible to participate in the MS Acquisition Corp. Executive Stock Option Plan (the Plan). Options granted under the Plan are nonqualified stock options. Options to purchase an aggregate of 100,000 shares of Class A Common Stock of MS Acquisition may be issued under the Plan. The Plan is administered by a committee of not less than three directors appointed by the Board of Directors of MS Acquisition.

     All options granted under the Plan are granted pursuant to individual stock option agreements executed by MS Acquisition and each option recipient. In general, options granted under the Plan are exercised in such

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

installments and at such times as are designated by the Option Committee, but in no event may the term of an option exceed the tenth anniversary of the date on which the option was granted. No option may be granted under the Plan after the tenth anniversary of the effective date of the Plan, August 13, 1996.

     The purchase price per share of Class A Common Stock subject to options is determined by the Board of Directors on the date such options are granted. Options granted under the Plan may not be transferred.

     Immediately after the consummation of the Transactions discussed in Note 1, certain employees were granted new options under the Plan to purchase shares that in the aggregate represent up to 10% of the total number of shares on a fully diluted basis. These options have an exercise price of $0.75 per underlying share and become exercisable in equal installments over five years of continued employment, subject to acceleration upon a change in control of the Company. At December 28, 1997, 100,000 options have been granted. None of the shares were exercisable at December 29, 1996 and all of the options expire in 2006.

     The Company has elected to account for its stock-based compensation under the guidance provided by APB No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. The effect on net income for the difference between compensation cost determined based on APB No. 25 and the fair value method determined in accordance with Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" is not material to the financial statements.

7.   PREFERRED STOCK

     The authorized preferred stock of MS Acquisition consists of 293,123 authorized shares of Series A Preferred Stock of which 127,962 are outstanding, 198,292 are held by Aetna Holdings, and 2,000,000 additional shares of authorized preferred stock which may be issued in one or more series.

     Each share of Series A Preferred Stock has a stated value of $100 per share. Dividends accrue on each share at a rate per annum equal to 11% of the stated value thereof and are payable, when declared by the Board and to the extent funds are legally available, semi-annually on the 13th of February and August of each year. Dividends are cumulative from August 13, 1996, the date of issuance. At December 28, 1996 and December 29, 1997, the Company has accrued $482 and $532 for preferred dividends.

     Each Preferred Share is entitled to liquidation preference over all other classes of MS Acquisition Capital Stock. Series A Preferred Stock are non-voting and are redeemable by both the Company and the holder under certain circumstances.

8.   JUNIOR SUBORDINATED NOTES

     As part of the transactions discussed in Note 1, Aetna Holdings issued Junior Subordinated Notes due August 13, 2007 in the aggregate principal amount of $8,731 and $498 as unfunded contractual obligations to certain former option holders. The Junior Subordinated Debentures accrue interest at the rate of 11% per annum and interest is payable semi-annually on February 13 and August 13 of each year, commencing on February 13, 1997.

     The Company, at its option, may prepay all or a portion of the outstanding principal amount of the Junior Subordinated Debentures and unfunded contractual obligations, provided such payments are permitted under the Company's Senior Notes Indenture and working capital facility. Additionally, cash interest payments to Junior Subordinated Debentures holders are permitted under certain circumstances. To the extent such payments are permitted, they will be funded by dividends from Aetna to Aetna Holdings. Aetna is prohibited from making distributions to either Aetna Holdings or MS Acquisition if (i) it is in default under its Note Indenture, (ii) the total of the distributions would exceed 50% of the cumulative net income (or if there is a cumulative net loss, minus 100% of the cumulative net loss) that Aetna earned subsequent to the issuance of

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

the Notes on August 13, 1996, adjusted for the sale of any capital stock of Aetna and, (iii) under certain other circumstances.

     There were no amounts accrued as of December 28, 1997 for expected payments to holders of Junior Subordinated Debentures and unfunded contractual obligations during 1998.

9.   EMPLOYEE BENEFIT PLANS

     Aetna has four defined benefit pension plans covering the majority of its hourly employees. Aetna's funding policy is to fund costs as required under the Employee Retirement Income Security Act of 1974, as amended. The plans' assets are invested in a master trust.

     The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 29, 1996 and December 28, 1997:

                                                                DECEMBER 29,    DECEMBER 28,
                                                                    1996            1996
                                                                ------------    ------------
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including vested benefits of
  $1,400 and $1,223, respectively...........................       $1,528          $1,572
                                                                   ======          ======
Plan assets at fair value...................................       $1,709          $2,047
Projected benefit obligation for service rendered to date...        1,528           1,572
                                                                   ------          ------
Plan assets in excess of projected benefit obligation.......          181             475
Unrecognized loss from prior experience.....................          419             142
                                                                   ------          ------
Prepaid pension cost included in deferred costs and other
  assets....................................................       $  600          $  617
                                                                   ======          ======
Weighted average discount rate..............................         7.50%           7.25%
                                                                   ======          ======
Estimated long-term rate of return on assets................         9.50%           9.50%
                                                                   ======          ======

                                                                1995     1996     1997
                                                                -----    -----    -----
Pension cost includes:
  Service cost..............................................    $ 102    $ 158    $ 198
  Interest cost.............................................       88      102      100
  Actual return on assets...................................     (262)    (217)    (313)
  Net amortization..........................................      164      100      156
                                                                -----    -----    -----
                                                                $  92    $ 143    $ 141
                                                                =====    =====    =====

     Aetna also maintains a 401(k) plan for all eligible nonunion employees, and a 401(k) plan for certain union employees not covered by the defined benefit plans above. During fiscal years 1995, 1996 and 1997, the Company incurred $130, $140 and $153, respectively, of expense related to 401(k) plans.

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

10. INCOME TAXES

     The income tax provision comprises the following:

                                                                1995       1996       1997
                                                               -------    -------    -------
Current income taxes payable...............................    $ 2,782    $ 2,671    $   314
Deferred income taxes......................................       (905)      (699)    (1,698)
                                                               -------    -------    -------
                                                               $ 1,877    $ 1,972    $(1,384)
                                                               =======    =======    =======

     Deferred tax assets and liabilities are comprised of the following:

                                                                DECEMBER 29,    DECEMBER 28,
                                                                    1996            1997
                                                                ------------    ------------
DEFERRED TAX ASSETS
Workers' compensation.......................................       $1,046          $1,255
Other.......................................................          896           1,513
                                                                   ------          ------
  Gross deferred tax assets.................................        1,942           2,768
                                                                   ------          ------
DEFERRED TAX LIABILITIES
Depreciation................................................        7,999           7,590
Inventory...................................................        1,647           1,243
  Deferred costs and other..................................          114             521
                                                                   ------          ------
  Gross deferred tax liabilities............................        9,760           9,354
                                                                   ------          ------
  Net deferred tax liability................................       $7,818          $6,586
                                                                   ======          ======

     A reconciliation of the U.S. federal statutory rate to the Company's effective rate is as follows:

                                                                1995     1996     1997
                                                                -----    -----    -----
U.S. federal statutory rate.................................     35.0%    35.0%   (35.0)%
Effect of graduated rates...................................     (1.0)    (1.0)     1.0
Non-deductible goodwill.....................................      4.2      7.2      5.9
Reversal of tax reserves no longer required.................     (2.7)      --       --
Effect of 1% increase (decrease) in federal rate............     (3.9)      --       --
Research and development credit refunds.....................       --     (3.0)      --
Foreign sales corporation commission........................       --       --     (1.0)
Other.......................................................     (2.6)    (1.7)    (2.7)
                                                                -----    -----    -----
                                                                 29.0%    36.5%   (31.8)%
                                                                =====    =====    =====

11. CONTINGENCIES AND LEASE COMMITMENT

     Aetna leases a production facility under a lease agreement accounted for as an operating lease. The lease agreement calls for annual rent of approximately $593 through December 1998 and annual rent of approximately $495 through October 1999 and provides for three five-year renewal options. Additionally, Aetna leases certain machinery and equipment under operating leases. Future minimum rental payments on the machinery and equipment are as follows: 1998 -- $337; 1999 -- $208; 2000 -- $137; 2001 -- $36.

                              MS ACQUISITION CORP.

                   (ALL AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

12. LONG-TERM DEBT

     On August 13, 1996, Aetna issued $85,000 of its 11 7/8% Senior Notes due 2006 (Old Notes) in a private placement offering. On December 13, 1996, the Old Notes were exchanged for new $85,000 11 7/8% Senior Notes due 2006 (New Notes). The New Notes have substantially the same terms as the Old Notes except with respect to certain transfer restrictions and registration rights relating to the Old Notes. The New Notes have been fully and unconditionally guaranteed by MS Acquisition, Aetna Holdings and Export, on a joint and several basis. These notes also have certain restrictive covenants including limitations on the following matters: (i) the incurrence of additional indebtedness, (ii) the issuance of preferred stock by subsidiaries, (iii) the creation of liens, (iv) sale and leaseback transactions, (v) restricted payments, (vi) the sales of assets and subsidiary stock, (vii) mergers and consolidations (viii) payment restrictions affecting subsidiaries and (ix) transactions with affiliates. At December 28, 1997, the fair market value of Senior Notes approximated its carrying value.

     In May 1996, Aetna executed a new credit agreement whereby it may borrow, based upon available collateral as defined in the agreement (principally inventory, tooling, and accounts receivable), up to $35,000 at either (i) a Floating Rate, defined as the greater of the Prime Rate or the sum of 1% plus the Federal Funds Rate, or (ii) a Eurodollar Rate plus a margin agreed to by the banks. The Company is also charged a monthly fee equal to 0.5% per annum of the daily average unused amount of the credit agreement.

     The new credit agreement contains, among other provisions, covenants relating to the ratios of (i) debt to earnings before income taxes, interest and depreciation and amortization (EBITDA) and (ii) interest expense to EBITDA.

     In August 1996, in connection with the recapitalization of MS Acquisition, its parent (see Note 1), Aetna amended and restated this working credit facility. The terms and covenants remained substantially unchanged.

     Debt issuance costs related to the issuance of the 11 7/8% Senior Notes aggregated $5,204, and are being amortized over the term of the notes. Costs associated with the new credit agreement totaled $199 and are being amortized over the five year term. Accumulated amortization for these costs aggregated $853 at December 28, 1997.

                              MS ACQUISITION CORP.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                MARCH 29,    DECEMBER 28,
                                                                  1998           1997
                                                                ---------    ------------
                                                                       (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash........................................................    $    264       $     23
Accounts receivable (less allowance for doubtful accounts of
  $372 and $359, respectively)..............................      46,832         40,439
Inventories.................................................       7,539          7,276
Tooling.....................................................      19,332         11,410
Other current assets........................................       2,186          1,661
                                                                --------       --------
TOTAL CURRENT ASSETS........................................      76,153         60,809
                                                                --------       --------
Property, plant and equipment, net..........................      53,194         51,572
Deferred costs and other assets.............................       5,341          5,489
Cost in excess of net assets acquired.......................      24,773         24,973
                                                                --------       --------
                                                                $159,461       $142,843
                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................    $ 40,348       $ 33,485
Accrued expenses............................................      13,522          9,848
Line of credit..............................................      18,805         13,530
                                                                --------       --------
TOTAL CURRENT LIABILITIES...................................      72,675         56,863
                                                                --------       --------
Long-term debt..............................................      85,000         85,000
Junior subordinated notes...................................       7,789          7,789
Deferred interest, junior subordinated notes................         432             --
Deferred income taxes.......................................       7,432          7,432
Redeemable preferred stock
  Series A -- $100 stated value; 293,123 shares authorized;
     135,096 and 127,962 shares issued and outstanding,
     respectively...........................................      13,689         13,328
  Series B -- $100 stated value; 2,000,000 shares
     authorized.............................................          --             --
STOCKHOLDERS' EQUITY
  Class A, common stock -- $.01 par value, 5,000,000 shares
     authorized, 383,409 shares issued and outstanding......           4              4
  Class B, common stock -- $.01 par value, 5,000,000 shares
     authorized, 516,590 shares issued and outstanding......           5              5
  Additional paid-in capital................................      13,799         14,159
  Accumulated deficit.......................................     (34,088)       (34,461)
  Fair market value in excess of historical cost of net
     assets acquired from entities partially under common
     control................................................      (7,276)        (7,276)
                                                                --------       --------
                                                                 (27,556)       (27,569)
                                                                --------       --------
                                                                $159,461       $142,843
                                                                ========       ========

          See accompanying notes to consolidated financial statements.

                              MS ACQUISITION CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                  THREE MONTHS ENDED
                                                                ----------------------
                                                                MARCH 30,    MARCH 29,
                                                                  1997         1998
                                                                ---------    ---------
                                                                     (UNAUDITED)
Net sales...................................................     $55,097      $53,085
Cost of sales...............................................      46,975       44,974
Selling, general and administrative expenses................       3,633        4,289
Other expense...............................................         200          200
                                                                 -------      -------
Operating income............................................       4,289        3,622
Net interest expense,.......................................       2,800        3,082
                                                                 -------      -------
Income before income taxes..................................       1,489          540
Income tax provision........................................         576          167
                                                                 -------      -------
Net income before preferred stock dividend..................         913          373
                                                                 -------      -------
Preferred stock dividend requirements.......................        (324)        (360)
                                                                 -------      -------
Net income available for common stockholders................     $   589      $    13
                                                                 =======      =======

          See accompanying notes to consolidated financial statements.

                              MS ACQUISITION CORP.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                  THREE MONTHS ENDED
                                                                ----------------------
                                                                MARCH 30,    MARCH 29,
                                                                  1997         1998
                                                                ---------    ---------
                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................     $   913      $   373
Adjustments to reconcile net income to net cash used for
  operating activities
  Depreciation and amortization.............................       1,823        1,941
  Deferred interest.........................................          --          432
  Deferred income taxes.....................................          10           --
  Changes in other assets and liabilities...................      (5,672)      (4,566)
                                                                 -------      -------
NET CASH USED FOR OPERATING ACTIVITIES......................      (2,926)      (1,820)
                                                                 -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment..................      (3,005)      (3,214)
Increase in other assets....................................        (117)          --
                                                                 -------      -------
NET CASH USED FOR INVESTING ACTIVITIES......................      (3,122)      (3,214)
                                                                 -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of junior subordinated notes......................      (1,045)          --
Net increase in line of credit..............................       3,117        5,275
                                                                 -------      -------
NET CASH PROVIDED BY FINANCING..............................       2,072        5,275
                                                                 -------      -------
Net increase (decrease) in cash.............................      (3,976)         241
Cash -- beginning of year...................................       4,011           23
                                                                 -------      -------
Cash -- end of period.......................................     $    35      $   264
                                                                 =======      =======

          See accompanying notes to consolidated financial statements.

                              MS ACQUISITION CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

     MS Acquisition Corp. (MS Acquisition) was formed primarily for the purpose of purchasing Aetna Industries, Inc. (Aetna). It does not have any significant operations, other than its investments in its subsidiaries assets or liabilities, other than preferred stock, junior subordinated debentures and accruals.

     The accompanying unaudited condensed consolidated financial statements of MS Acquisition have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and notes required by generally accepted accounting principles for complete financial statements. All adjustments, which include only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods, have been made. The results of operations for such interim periods are not necessarily indicative of results of operations for a full year. The unaudited condensed consolidated financial statements should be read in conjunction with MS Acquisition's consolidated financial statements and notes thereto for the year ended December 28, 1997.

2.   SUBSEQUENT EVENT

     On April 14, 1998, the outstanding capital stock of Societe Financiere de Developpement Industriel et Technologique, a French societe anonyme (Sofedit) was transferred to MS Acquisition Corp., the holding company for Aetna, in consideration of (i) promissory notes of MS Acquisition in an aggregate principal amount of approximately $41 million; (ii) a portion of Sofedit's profits for fiscal year 1997 to be paid to the former stockholders of Sofedit consistent with the past dividend policy of Sofedit; (iii) $27 million in Series B Preferred Stock of MS Acquisition; and (iv) 3,000,000 shares of Class A Common Stock of MS Acquisition (representing approximately 75% of MS Acquisition's common stock ownership). In addition, MS Acquisition assumed approximately $12 million of debt of the Sofedit group in connection with the transaction.

3.   INVENTORIES

     Inventories are comprised of the following:

                                                                MARCH 29,    DECEMBER 28,
                                                                  1998           1997
                                                                ---------    ------------
Inventories valued at LIFO
  Raw materials.............................................     $1,603         $  483
  Work-in-process...........................................      2,505          3,134
  Finished goods............................................      1,701          1,500
                                                                 ------         ------
                                                                  5,809          5,117
  LIFO reserve..............................................       (200)          (200)
                                                                 ------         ------
                                                                  5,609          4,917
                                                                 ------         ------
Inventories valued at FIFO
  Purchased parts and purchased labor.......................      1,930          2,359
                                                                 ------         ------
  Total inventories.........................................     $7,539         $7,276
                                                                 ======         ======

                              MS ACQUISITION CORP.

4.   STOCKHOLDERS' EQUITY

                                                                               FAIR MARKET
                                                                                VALUE IN
                                                                                EXCESS OF
                                                                               HISTORICAL
                            CLASS A    CLASS B    ADDITIONAL                     COST OF          TOTAL
                            COMMON     COMMON      PAID-IN      ACCUMULATED    NET ASSETS     STOCKHOLDERS'
                             STOCK      STOCK      CAPITAL        DEFICIT       ACQUIRED         EQUITY
                            -------    -------    ----------    -----------    -----------    -------------
BALANCE AT DECEMBER 28,
  1997..................      $4         $5        $14,159       $(34,461)       $(7,276)       $(27,569)
Net income..............                                              373                            373
Dividends on redeemable
  preferred stock.......                              (360)                                         (360)
                              --         --        -------       --------        -------        --------
BALANCE AT MARCH 29,
  1998..................      $4         $5        $13,799       $(34,088)       $(7,276)       $(27,556)
                              ==         ==        =======       ========        =======        ========

---------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                               ------------------
                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.......................       4
Risk Factors.............................      12
The Company..............................      18
Use of Proceeds..........................      19
Exchange Rate Information................      19
Dividend Policy..........................      19
Dilution.................................      20
Capitalization...........................      21
Selected Unaudited Pro Forma Combined
  Condensed Financial Data...............      23
Selected Historical Consolidated
  Financial Information of the Company
  and Sofedit as Predecessor.............      28
Selected Historical Consolidated
  Financial Information of MS
  Acquisition............................      30
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................      31
Business.................................      47
Management...............................      59
Principal Stockholders...................      65
Certain Transactions.....................      69
Description of Capital Stock.............      71
Shares Eligible for Future Sale..........      73
Underwriting.............................      74
Legal Matters............................      76
Experts..................................      76
Available Information....................      76
Index to Financial Statements............     F-1

UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
---------------------------------------------------------
                       ---------------------------------------------------------

                              MS ACQUISITION CORP.

                                     [Logo]

                                   Shares of Common Stock

                               ------------------
                                   PROSPECTUS
                               ------------------

                           CREDIT SUISSE FIRST BOSTON

                            BEAR, STEARNS & CO. INC.
                       ---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, to be borne by the Company in connection with the offering of the securities being hereby registered.

                            ITEM
                            ----
SEC Registration Fee........................................    $27,140
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................    $ 9,700
NYSE Listing Fee............................................       *
Transfer agent and Registrar Fees...........................       *
Accounting Fees and Expenses................................       *
Legal Fees and Expenses.....................................       *
Printing and Mailing Expenses...............................       *
Miscellaneous...............................................       *
                                                                -------
  TOTAL.....................................................    $  *
                                                                =======

---------------

*   To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Certificate of Incorporation provides that the Company's Directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director provided, however, that such exculpation from liabilities is not permitted with respect to liability arising from items described in clauses (i) through (iv) in the preceding paragraph. The Certificate of Incorporation and the Company's By-Laws further provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL. If the DGCL is amended after the date of filing of the Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

     The directors and officers of the Company are covered under directors' and officers' liability insurance policies maintained by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Within the past three years the Company issued securities which were not registered under the Securities Act of 1933, as amended (the "Securities Act") as follows:

     In connection with its recapitalization of August 1996, MS Acquisition amended its certificate of incorporation to provide for the reclassification of its capital stock into two new classes (voting and non-voting) of common stock (together, "MS Common Stock") and a new class of preferred stock ("MS Preferred Stock"). The former stockholders of MS Acquisition exchanged their MS Acquisition stock, pro rata, for MS Common Stock and MS Preferred Stock and CVC purchased shares of MS Preferred Stock and MS Common Stock from the former stockholders for $10.0 million cash. Subsequently, MS Acquisition formed Aetna Holdings, and contributed to Aetna Holdings all of the shares of its capital stock. Aetna Holdings purchased from the former stockholders of MS Acquisition approximately 61% of their MS Acquisition stock in exchange for: (i) $11.1 million in cash; (ii) $8.7 million in principal amount of 11.0% junior subordinated debentures of Aetna Holdings due 2007; (iii) $0.5 million in unfunded contractual obligations of Aetna Holdings to certain former MS Acquisition option holders; and (iv) $11.1 million cash. In addition, MS Acquisition paid approximately $650,000 in cash to terminate certain outstanding employee options. The former stockholders of MS Acquisition retained: (i) $2.36 million in stated value of New Preferred Stock and (ii) shares of MS Common Stock representing 20.6% of the total number of shares of MS Common Stock then outstanding on a fully-diluted basis. Such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1993 as amended.

     On April 14, 1998, pursuant to the terms of the Stock Purchase Agreement, MS Acquisition and Sofedit completed a transaction whereby Sofedit's former stockholders transferred the outstanding capital stock of Sofedit to MS Acquisition in exchange for: (i) promissory notes of MS Acquisition in the principal amount of $40.9 million; (ii) dividends in an amount of approximately $1.0 million; (iii) 270,000 shares of Series B Preferred Stock ($27.0 million
stated value) of MS Acquisition; (iv)           shares of Common Stock of MS
Acquisition and (v) the assumption of approximately $12.0 million of debt of the former Sofedit stockholders. Such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS

     (A) EXHIBITS:

     The following is a list of exhibits filed as a part of this registration statement.

 1.1*  Form of Underwriting Agreement
 2.1   Stock Purchase Agreement dated April 3, 1998 among the MS
       Acquisition, Sofedit and the other parties set forth on the signature pages thereto
 3.1*  Amended and Restated Certificate of Incorporation of
       Registrant

 3.2*      Amended and Restated By-laws of Registrant
 4.1*      Specimen of Stock Certificate for the Common Stock of the Registrant
 4.2       Stockholders Agreement, dated as of April 9, 1998, among MS Acquisition and its stockholders
 4.3       Registration Rights Agreement relating to the Common Stock of MS Acquisition, dated as of April 9, 1998, among and the other parties set forth on the signature pages thereto
 5.1*      Form of Opinion of Shearman & Sterling, as counsel for the Registrant
10.1       Indenture of the Senior Notes of Aetna, dated as of August 1, 1996 by and among MS Acquisition, Aetna,
           Aetna Holdings, Aetna Export Sales Corp. and Norwest Bank Minnesota, National Association, as Trustee
10.2       Forms of Senior Notes Due 2006 of Aetna, dated as of August 8, 1996
10.3       Amended and Restated Credit Agreement, dated as of April 10, 1998, among Aetna, Aetna Export Sales Corp.,
           MS Acquisition, Aetna Holdings, Aetna Manufacturing Canada, the Lenders Party thereto and NBD Bank, as
           Agent, as amended, together with the Amendments of May 20, 1998 and August 6, 1998
10.4       Form of Amended and Restated Junior Subordinated Promissory Note Due 2007 of Aetna Holdings, dated August
           13, 1996
10.5       Form of Unfunded Promises to Pay of Aetna Holdings, dated February 13, 1998
10.6       Amended and Restated Executive Stock Option Plan of MS Acquisition dated August 13, 1996 as amended, together with the Amendment of April 7, 1998
10.7       Form of Stock Option Agreement, pursuant to the 1996 Amended and Restated Executive Stock Option Plan of
           MS Acquisition
10.8*      1998 Equity Incentive Plan of the Registrant dated         , 1998
10.9*      Form of Stock Option Agreement, pursuant to the 1998 Equity Incentive Plan of the Registrant
10.10*     Form of Employment Agreement between Francis Barge and the Registrant
10.11*     Form of Employment Agreement between Felix Domenech and the Registrant
10.12*     Form of Employment Agreement between Jean-Rene Hergoualc'h and the Registrant
10.13*     Form of Employment Agreement between Ueli Spring and the Registrant
10.14*     Form of Employment Agreement between Harold Brown and the Registrant
10.15*     Form of Employment Agreement between Gary Easterly and the Registrant
10.16*     Form of Purchase Order with Chrysler Corporation
10.17*     Form of Purchase Order with General Motors
10.18*     Form of Purchase Order with Peugeot
10.19*     Form of Purchase Order with Renault
10.20      Promissory Notes of MS Acquisition, dated April 14, 1998
15.1       Letter from Barbier Frinault & Autres regarding Unaudited Interim Financial Information
21.1       List of Subsidiaries of the Registrant
23.1*      Consent of Shearman & Sterling (included in Exhibit 5.1)
23.2       Consent of Barbier Frinault & Autres
23.3       Consent of PricewaterhouseCoopers LLP
23.4       Consent of Cabinet Constantin & Associes
23.5       Consent of Ueli Spring in connection with his nomination as a Director of the Company following the
           Offering
24.1       Power of Attorney (included on signature page to this Registration Statement)

---------------

* To be filed by amendment.

     (B) FINANCIAL STATEMENTS AND SCHEDULES:

     (1) Financial Statements

     The financial statements filed as part of this Registration Statement are listed in the Index to Financial Statements on page F-1.

     (2) Financial Statement Schedules

     All required information is set forth in the financial statements included in the Prospectus constituting part of this Registration Statement.

ITEM 17. UNDERTAKINGS

     The Undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1993, as amended, the registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Quentin en Yvelines, on this 11th day of August, 1998.

                                          MS Acquisition Corp.

                                          By: /s/ FRANCIS BARGE

                                            ------------------------------------
                                            Name: Francis Barge
                                            Title:  President and Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of MS Acquisition Corp., hereby severally constitute and appoint Francis Barge our true and lawful attorney with full power to him singly to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-1 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable MS Acquisition Corp. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
              /s/ FRANCIS BARGE                Director; Chairman, President and    August 11, 1998
---------------------------------------------  Chief Executive Officer
                Francis Barge

             /s/ FELIX DOMENECH                Director; Group Executive Vice-      August 11, 1998
---------------------------------------------  President Finance
               Felix Domenech

          /s/ JEAN-RENE HERGOUALC'H            Director; Group Executive Vice-      August 11, 1998
---------------------------------------------  President Product Development
            Jean-Rene Hergoualc'h

                                               Director
---------------------------------------------
                 David Howe

             /s/ MICHAEL DELANEY               Director                             August 11, 1998
---------------------------------------------
               Michael Delaney

        /s/ JEAN-PHILIPPE LARRAMENDY           Director                             August 11, 1998
---------------------------------------------
          Jean-Philippe Larramendy

          /s/ GERY-EDOUARD LANTHIER            Director                             August 11, 1998
---------------------------------------------
            Gery-Edouard Lanthier